UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS

# CONSOLIDATED FINANCIAL STATEMENTS

2024

PETROBRAS

INDEX

Petróleo Brasileiro S.A. – Petrobras

2

INDEX

Consolidated Statements of Financial Position

PETROBRAS

As of December 31, 2024 and December 31, 2023 (Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	12.31.2024	12.31.2023

Cash and cash equivalents	8	3,271	12,727
Marketable securities	8	4,263	2,819
Trade and other receivables	14	3,566	6,135
Inventories	15	6,710	7,681
Recoverable income taxes	17	411	218
Other recoverable taxes	17	1,555	960
Others	21	1,550	1,570
		21,326	32,110
Assets classified as held for sale	29	510	335
Current assets		21,836	32,445

Trade and other receivables	14	1,256	1,847
Marketable securities	8	582	2,409
Judicial deposits	19	11,748	14,746
Deferred income taxes	17	922	965
Other recoverable taxes	17	3,601	4,516
Others	21	2,501	2,315
Long-term receivables		20,610	26,798
Investments	28	659	1,358
Property, plant and equipment - PP&E	23	136,285	153,424
Intangible assets	24	2,255	3,042
Non-current assets		159,809	184,622

Total assets		181,645	217,067

Liabilities	Note	12.31.2024	12.31.2023

Trade payables	16	6,082	4,813
Finance debt	30	2,566	4,322
Lease liability	31	8,542	7,200
Income taxes payable	17	1,400	1,300
Other taxes payable	17	3,284	4,166
Dividends payable	32	2,657	3,539
Provision for decommissioning costs	20	1,696	2,032
Employee benefits	18	2,315	2,932
Others	21	2,205	3,015
		30,747	33,319
Liabilities related to assets classified as held for sale	29	713	541
Current liabilities		31,460	33,860

Finance debt	30	20,596	24,479
Lease liability	31	28,607	26,599
Income taxes payable	17	530	299
Deferred income taxes	17	1,470	10,910
Employee benefits	18	10,672	15,579
Provisions for legal proceedings	19	2,833	3,305
Provision for decommissioning costs	20	24,507	21,171
Others	21	1,620	1,890
Non-current liabilities		90,835	104,232
Current and non-current liabilities		122,295	138,092

Share capital (net of share issuance costs)	32	107,101	107,101
Capital reserve and capital transactions		29	410
Profit reserves	32	61,446	72,641
Accumulated other comprehensive deficit		(109,470)	(101,569)
Attributable to the shareholders of Petrobras		59,106	78,583
Non-controlling interests	28	244	392
Equity		59,350	78,975

Total liabilities and equity		181,645	217,067
The notes form an integral part of these consolidated financial statements.

3

INDEX

Consolidated Statements of Income

PETROBRAS

Years ended December 31, 2024, 2023 and 2022 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	2024	2023	2022
Sales revenues	9	91,416	102,409	124,474
Cost of sales	10	(45,444)	(48,435)	(59,486)
Gross profit		45,972	53,974	64,988

Income (expenses)
Selling expenses	10	(4,874)	(5,038)	(4,931)
General and administrative expenses	10	(1,845)	(1,594)	(1,332)
Exploration costs	26	(913)	(982)	(887)
Research and development expenses		(789)	(726)	(792)
Other taxes		(1,251)	(890)	(439)
Impairment of assets, net	25	(1,531)	(2,680)	(1,315)
Other income and expenses, net	11	(7,893)	(4,031)	1,822
		(19,096)	(15,941)	(7,874)

Income before net finance expense, results of equity-accounted investments and income taxes		26,876	38,033	57,114

Finance income		1,954	2,169	1,832
Finance expenses		(5,957)	(3,922)	(3,500)
Foreign exchange gains (losses) and inflation indexation charges		(11,104)	(580)	(2,172)
Net finance expense	12	(15,107)	(2,333)	(3,840)

Results of equity-accounted investments	28	(627)	(304)	251

Net income before income taxes		11,142	35,396	53,525

Income taxes	17	(3,537)	(10,401)	(16,770)

Net income for the year		7,605	24,995	36,755
Net income (loss) attributable to shareholders of Petrobras		7,528	24,884	36,623
Net income attributable to non-controlling interests		77	111	132
Basic and diluted earnings (losses) per common and preferred share - in U.S. dollars	32	0.58	1.91	2.81

The notes form an integral part of these consolidated financial statements.

4

INDEX

Consolidated Statements of Comprehensive Income

PETROBRAS

Years ended December 31, 2024, 2023 and 2022 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	2024	2023	2022
Net income for the year		7,605	24,995	36,755

Items that will not be reclassified to the statement of income:

Actuarial gains (losses) on post-employment defined benefit plans	18
Recognized in equity		3,279	(3,574)	(1,583)
Deferred income tax		(375)	271	212
		2,904	(3,303)	(1,371)

Items that may be reclassified subsequently to the statement of income:

Unrealized gains (losses) on cash flow hedge - highly probable future exports	28
Recognized in equity		(15,627)	4,554	5,223
Reclassified to the statement of income		2,992	3,763	4,871
Deferred income tax		4,295	(2,830)	(3,432)
		(8,340)	5,487	6,662

Translation adjustments (1)
Recognized in equity		(2,290)	1,186	975

Share of other comprehensive income (loss) in equity-accounted investments	28
Recognized in equity		(261)	267	219

Other comprehensive income (loss)		(7,987)	3,637	6,485

Total comprehensive income (loss)		(382)	28,632	43,240
Comprehensive income attributable to shareholders of Petrobras		(373)	28,502	43,084
Comprehensive income (loss) attributable to non-controlling interests		(9)	130	156
(1) It includes foreign exchange differences from associates and joint ventures.
The notes form an integral part of these consolidated financial statements.

5

INDEX

Consolidated Statements of Cash Flows

PETROBRAS

Years ended December 31, 2024, 2023 and 2022 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	2024	2023	2022
Cash flows from operating activities
Net income for the year		7,605	24,995	36,755
Adjustments for:
Pension and medical benefits	18	2,934	1,542	1,228
Results of equity-accounted investments	28	627	304	(251)
Depreciation, depletion and amortization	35	12,479	13,280	13,218
Impairment of assets (reversals), net	25	1,531	2,680	1,315
Inventory write down (write-back) to net realizable value	15	(42)	(7)	11
Allowance for credit loss on trade and other receivables, net		260	40	65
Exploratory expenditure write-offs	26	482	421	691
Gain on disposal/write-offs of assets	11	(228)	(1,295)	(1,144)
Foreign exchange, indexation and finance charges		15,407	2,498	4,557
Income taxes	17	3,537	10,401	16,770
Revision and unwinding of discount on the provision for decommissioning costs		3,584	2,052	745
PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation		−	−	(1)
Results from co-participation agreements in bid areas	11	(259)	(284)	(4,286)
Early termination and cash outflows revision of lease agreements	11	(349)	(415)	(629)
Losses with legal, administrative and arbitration proceedings, net	11	996	797	1,362
Decrease (Increase) in assets
Trade and other receivables		1,822	88	355
Inventories		(295)	1,564	(1,217)
Judicial deposits		229	(1,723)	(1,709)
Other assets		(165)	324	(413)
Increase (Decrease) in liabilities
Trade payables		986	(954)	(359)
Other taxes payable		(2,988)	(431)	(2,441)
Pension and medical benefits		(1,001)	(927)	(2,130)
Provisions for legal proceedings		(467)	(591)	(380)
Other employee benefits		(80)	356	(182)
Provision for decommissioning costs		(977)	(902)	(602)
Other liabilities		(737)	(569)	(95)
Income taxes paid		(6,907)	(10,032)	(11,516)
Net cash provided by operating activities		37,984	43,212	49,717
Cash flows from investing activities
Acquisition of PP&E and intangible assets		(14,644)	(12,114)	(9,581)
Acquisition of equity interests		(22)	(24)	(27)
Proceeds from disposal of assets - Divestment		863	3,606	4,846
Financial compensation from co-participation agreements		397	391	7,284
Investment in marketable securities		(109)	98	(3,328)
Dividends received		146	88	374
Net cash used in investing activities		(13,369)	(7,955)	(432)
Cash flows from financing activities
Changes in non-controlling interest		(84)	1	63
Proceeds from finance debt	30	2,129	2,210	2,880
Repayment of principal - finance debt	30	(6,536)	(4,193)	(9,334)
Repayment of interest - finance debt	30	(1,918)	(1,978)	(1,850)
Repayment of lease liability	31	(7,895)	(6,286)	(5,430)
Dividends paid to Shareholders of Petrobras	32	(18,327)	(19,670)	(37,701)
Share repurchase program	32	(380)	(735)	−
Dividends paid to non-controlling interests		(77)	(49)	(81)
Net cash used in financing activities		(33,088)	(30,700)	(51,453)
Effect of exchange rate changes on cash and cash equivalents		(983)	174	(316)
Net change in cash and cash equivalents		(9,456)	4,731	(2,484)
Cash and cash equivalents at the beginning of the year		12,727	7,996	10,480

Cash and cash equivalents at the end of the year		3,271	12,727	7,996
The notes form an integral part of these consolidated financial statements.

6

INDEX

Consolidated Statements of Changes in Shareholders’ Equity

PETROBRAS

Years ended December 31, 2024, 2023 and 2022 (Expressed in millions of US Dollars, unless otherwise indicated)

	Share capital (net of share issuance costs)			Accumulated other comprehensive income (deficit) and deemed cost				Profit Reserves
	Share Capital	Share issuance costs	Capital reserve, Capital Transactions and Treasury shares	Cumulative translation adjustments	Cash flow hedge - highly probable future exports	Actuarial gains (losses) on defined benefit pension plans	Other comprehensive income (loss) and deemed cost	Profit Reserves	Retained earnings (losses)	Equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated equity
Balance at January 1, 2022	107,380	(279)	1,143	(75,122)	(24,169)	(11,205)	(1,152)	72,811	−	69,407	405	69,812
		107,101	1,143				(111,648)	72,811	−	69,407	405	69,812
Capital transactions	−	−	1	−	−	−	−	−	−	1	(146)	(145)
Net income	−	−	−	−	−	−	−	−	36,623	36,623	132	36,755
Other comprehensive income (loss)	−	−	−	951	6,662	(1,371)	219	−	−	6,461	24	6,485
Additional dividends proposed	−	−	−	−	−	−	−	(6,688)	−	(6,688)	−	(6,688)
Expired unclaimed dividends	−	−	−	−	−	−	−	−	11	11	−	11
Appropriations:
Transfer to reserves	−	−	−	−	−	−	−	2,530	(2,530)	−	−	−
Dividends	−	−	−	−	−	−	−	(2,219)	(34,104)	(36,323)	(71)	(36,394)
Balance at December 31, 2022	107,380	(279)	1,144	(74,171)	(17,507)	(12,576)	(933)	66,434	−	69,492	344	69,836
		107,101	1,144				(105,187)	66,434	−	69,492	344	69,836
Treasury shares	−	−	(735)	−	−	−	−	−	−	(735)	−	(735)
Capital transactions	−	−	1	−	−	−	−	−	−	1	1	2
Net income	−	−	−	−	−	−	−	−	24,884	24,884	111	24,995
Other comprehensive income (loss)	−	−	−	1,167	5,487	(3,303)	267	−	−	3,618	19	3,637
Additional dividends proposed	−	−	−	−	−	−	−	(6,864)	−	(6,864)	−	(6,864)
Expired unclaimed dividends	−	−	−	−	−	−	−	−	7	7	−	7
Appropriations:
Transfer to reserves	−	−	−	−	−	−	−	10,137	(10,137)	−	−	−
Dividends	−	−	−	−	−	−	−	2,934	(14,754)	(11,820)	(83)	(11,903)
Balance at December 31, 2023	107,380	(279)	410	(73,004)	(12,020)	(15,879)	(666)	72,641	−	78,583	392	78,975
		107,101	410				(101,569)	72,641	−	78,583	392	78,975
Treasury shares	−	−	(381)	−	−	−	−	−	−	(381)	−	(381)
Capital transactions	−	−	−	−	−	−	−	−	−	−	(82)	(82)
Net income	−	−	−	−	−	−	−	−	7,528	7,528	77	7,605
Other comprehensive income (loss)	−	−	−	(2,204)	(8,340)	2,904	(261)	−	−	(7,901)	(86)	(7,987)
Additional dividends proposed		−	−	−	−	−	−	(7,178)	−	(7,178)	−	(7,178)
Expired unclaimed dividends	−	−	−	−	−	−	−	−	54	54	−	54
Appropriations:
Transfer to reserves	−	−	−	−	−	−	−	130	(130)	−	−	−
Dividends	−	−	−	−	−	−	−	(4,147)	(7,452)	(11,599)	(57)	(11,656)
Balance at December 31, 2024	107,380	(279)	29	(75,208)	(20,360)	(12,975)	(927)	61,446	−	59,106	244	59,350
		107,101	29				(109,470)	61,446	−	59,106	244	59,350

The notes form an integral part of these consolidated financial statements.

7

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

1.	The Company and its operations

Petróleo Brasileiro S.A. (Petrobras), hereinafter referred to as “Petrobras” or “Company,” is a partially state-owned enterprise, controlled by the Brazilian Federal Government, of indefinite duration, governed by the terms and conditions under the Brazilian Corporate Law (Law 6,404 of December 15, 1976), Law 13,303 of June 30, 2016 and its Bylaws.

Petrobras’ shares are listed on the Brazilian stock exchange (B3) in the Level 2 of Corporate Governance special listing segment and, therefore, the Company, its shareholders, its managers and fiscal council members are subject to provisions under its regulation (Level 2 Regulation - Regulamento de Listagem do Nível 2 de Governança Corporativa da Brasil Bolsa Balcão – B3). The provisions of the Level 2 Regulation shall prevail over statutory provisions in the event of harm to the rights of public offers investors provided for in the Company's Bylaws, except when otherwise determined by other regulation.

The Company is dedicated to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as other related or similar activities.

Petrobras may perform any of the activities related to its corporate purpose, directly, through its wholly-owned subsidiaries, controlled companies, alone or through joint ventures with third parties, in Brazil or abroad.

The economic activities linked to its business purpose shall be undertaken by the Company in free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Laws no. 9,478/97 and 14,134/21 (oil and gas regulations, respectively). However, Petrobras may have its activities, provided they are in compliance with its corporate purpose, guided by the Brazilian Federal Government to contribute to the public interest that justified its creation, aiming to meet national energy policy objectives when:

I – established by law or regulation, as well as provided for under a contract, covenant, or adjustment agreed upon with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and

II – the cost and revenues thereof have been broken down and disseminated in a transparent manner.

In this case, the Company’s Investment Committee and Minority Shareholders Committee, exercising their advisory role to the Board of Directors, shall assess and measure the difference between such market conditions and the operating result or economic return of the transaction, based on technical and economic criteria for investment valuation and specific operating costs and results under the Company's operations. In case a difference is identified, for every financial year, the Brazilian Federal Government shall compensate the Company.

8

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

2.	Basis of preparation
2.1.	Statement of compliance and authorization of consolidated financial statements

These consolidated financial statements have been prepared and are being presented in accordance with the IFRS accounting standards as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared under the historical cost convention, except when otherwise indicated. The significant accounting policies used in the preparation of these financial statements are set out in their respective explanatory notes.

The preparation of the financial statements requires the use of estimates based on assumptions and judgements, which may affect the application of accounting policies and reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates. Relevant estimates and judgments with a higher level of complexity are disclosed in explanatory note 4.

These consolidated financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on February 26, 2025.

2.2.	Functional and presentation currency

The functional currency of Petrobras and all of its Brazilian subsidiaries is the Brazilian Real. The functional currency of the Petrobras direct subsidiaries that operate outside Brazil is the U.S. dollar.

Petrobras has selected the U.S. dollar as its presentation currency to facilitate a more direct comparison to other oil and gas companies. The financial statements have been translated from the functional currency (Brazilian real) into the presentation currency (U.S. dollar). All assets and liabilities are translated into U.S. dollars at the closing exchange rate at the date of the financial statements; income and expenses, as well as cash flows are translated into U.S. dollars using the average exchange rates prevailing during the period. All exchange differences arising from the translation of the consolidated financial statements from the functional currency into the presentation currency are recognized as cumulative translation adjustments (CTA) within accumulated other comprehensive income in the consolidated statements of changes in shareholders’ equity.

U.S. Dollar / Brazilian Real	Dec/24	Sep/24	Jun/24	Mar/24	Dec/23	Sep/23	Jun/23	Mar/23	Dec/22	Sep/22	Jun/22	Mar/22
Quarterly average exchange rate	5.84	5.55	5.21	4.95	4.96	4.88	4.95	5.20	5.26	5.25	4.93	5.23
Period-end exchange rate	6.19	5.45	5.56	5.00	4.84	5.01	4.82	5.08	5.22	5.41	5.24	4.74

3.	Material accounting policies

To aid cohesion and comprehension, the significant accounting policies are set out at the end of each explanatory note to which they relate.

4.	Judgments and sources of estimation uncertainty

The preparation of the consolidated financial information requires the use of estimates and judgments for certain transactions. The following are the key judgments and the main sources of estimation uncertainty with a significant risk of causing material adjustments to the Company's key accounting estimates over the next fiscal year.

4.1.	Recognition of exploration costs and oil and natural gas reserve estimates

After obtaining the legal rights to explore a specific area, the Company uses the successful efforts method to recognize costs incurred in connection with the exploration and evaluation of mineral resources, before demonstrating technical and commercial feasibility of extracting those resources. This method requires a direct relationship between costs incurred and mineral resources for these costs to be characterized as assets. The types of exploration costs and their respective recognition are presented in note 26.

The moment in which the technical and commercial feasibility of extracting a mineral resource is determined requires management judgments. An internal commission of technical executives of the Company periodically reviews the conditions of each well, by analysis of geological, geophysical and engineering data, as well as economic conditions, operating methods and government regulations.

The Company considers that the technical and commercial feasibility of a mineral resource can be demonstrated when the project has all the necessary information to characterize the reservoir as a proved reserve. Costs associated with non-commercial mineral resources are recognized as expenses in the period when identified.

9

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

According to the definitions prescribed by the SEC, proved oil and natural gas reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically feasible from a given date, from known reservoirs and under existing economic conditions, operating methods and government regulation.

The Company also determines reserves according to the criteria of the National Agency for Petroleum, Natural Gas and Biofuels / Society of Petroleum Engineers (ANP/SPE). The main differences between these criteria and the SEC criterion are related to the use of different economic assumptions and the possibility of considering as reserves, in the ANP/SPE criteria, the volumes expected to be produced beyond the concession contract expiration date in fields in Brazil, according to the ANP technical reserves regulations.

4.2.	Impairment testing
4.2.1.Sources	of estimation uncertainty related to impairment testing

Impairment testing involves uncertainties mainly related to: (a) the average Brent prices and to the Brazilian real/U.S. dollar average exchange rate, whose estimates are relevant to virtually all of the Company's operating segments; (b) discount rates; and (c) estimated proved and probable reserves (according to the criteria established by the ANP/SPE, as described in note 4.1). A significant number of interdependent variables used to determine value in use are derived from these key assumptions, and their application in impairment testing involves a high degree of complexity. Value in use represents the present value of estimated future cash flows originating from an asset or a cash-generating units (CGU).

A sensitivity analysis for assets or CGUs most sensitive to future impairment losses or reversals in the next year is presented in note 25.

Average Brent prices and average exchange rate

The markets for crude oil and natural gas have a history of significant price volatility and, although prices can drop or increase precipitously, industry prices over the long term tend to be driven by market supply and demand fundamentals.

Brent prices and exchange rate projections are derived from the Strategic Plan and are consistent with market evidence, such as independent macro-economic forecasts, industry analysts and experts. Backtesting analysis and feedback processes in order to continually improve forecast techniques are also performed.

The Company’s oil price forecast model is based on a nonlinear relationship between variables reflecting market supply and demand fundamentals. This model also takes into account other relevant factors, such as the effects of the Organization of the Petroleum Exporting Countries (OPEC) decisions on the oil market, industry costs, idle capacity, oil and gas production forecasted by specialized firms, and the relationship between the oil price and the Brazilian Real/U.S. dollar exchange rate.

The process of projecting Brazilian real/U.S. dollar exchange rate is based on econometric models that consider long-term assumptions involving observable inputs, such as commodity prices, country risk, interest rates in the U.S. and the value of the U.S. dollar relative to a basket of foreign currencies (U.S. dollar Index – USDX).

Changes in the economic environment may result in changing assumptions and, consequently, the recognition of impairment losses or reversals on certain assets or CGUs. For example, the Company’s sales revenues and refining margins are directly impacted by Brent price variations, as well as Brazilian Real/U.S. dollar exchange rate variations, which also impacts our capital and operating expenditures.

Note 25 presents Brent prices and exchange rate estimates of the Company.

Discount rates

The discount rates used in impairment tests reflect specific risks associated with the estimated cash flows of the assets or CGUs. For example, changes in the economic and political environment may result in higher country risk projections, causing increases in the discount rates used in impairment tests, as well as investment decisions that result in the postponement or interruption of projects considering specific risks related to non-completion or delayed start of operations.

Note 25 presents the main discount rates applied in impairment tests.

Estimated proved and probable reserves

Reserves estimates, according to the criteria established by the ANP/SPE (as set out in note 4.1) are revised at least annually, based on updated geological and production data of reservoirs, as well as on changes in prices and costs used in these estimates. Revisions may also result from significant changes in the Company’s strategy for development projects or in the production capacity.

10

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Although the Company is reasonably certain that proved reserves will be produced, the timing and amount recovered can be affected by a sort of factors including completion of development projects, reservoir performance, regulatory aspects and significant changes in long-term oil and gas price levels.

4.2.2.Identifying	cash-generating units for impairment testing

A cash-generating unit (CGU) represents the smaller identifiable group of assets that generate cash inflows, which are largely independent of the cash inflows of other assets or groups of assets. Identifying CGUs requires management assumptions and judgment, based on the Company’s business and management model. The level of asset disaggregation in CGUs can reach the limit of assets being tested individually.

Changes in CGUs resulting from the review of investment, strategic or operational factors, may result in changes in the interdependencies of assets and, consequently, alter the aggregation or breakdown of assets that were part of certain CGUs, which may influence their ability to generate cash and cause additional losses or reversals in the recovery of such assets. If the approval for the sale of a CGU’s component occurs between the reporting date and the date of the issuance of the consolidated financial statements, the Company reassesses whether the value in use of this component, estimated with the information existing at the reporting date, reasonably represents its fair value, net of disposal expenses. Such information must include evidence of the stage at which management was committed to the sale of the CGU’s component.

The primary considerations in identifying the CGUs are set out as follows:

a)	Exploration and Production (E&P) CGUs:
i)	Crude oil and natural gas producing properties - individual CGUs: comprise assets related to exploration and production development of a field or a cluster (group of two or more fields) in Brazil and abroad. At December 31, 2024, there are 30 fields and 15 clusters representing different Exploration and Production CGUs in Brazil.
ii)	Equipment not related to crude oil and natural gas producing properties: comprise assets that ceased operation, such as platforms, drilling rigs and other assets which are not part of any CGU and are assessed for impairment separately.
b)	Refining, transportation and marketing (RT&M) CGUs:

i) CGU Set of refining and logistics assets: comprises refineries, terminals and pipelines, as well as logistics assets operated by Transpetro. The combined and centralized operation of such assets aims at serving the market at the lowest overall costs and preserving the strategic value of the whole set of assets in the long term. The operational planning is made in a centralized manner and these assets are not managed, measured or evaluated by their individual results. Refineries do not have autonomy to choose the oil to be processed, the mix of oil products to produce, the markets in which these products will be traded, which amounts will be exported, which intermediaries will be received and to decide the sale prices of oil products. Operational decisions are analyzed through an integrated model of operational planning for market supply, considering all the options for production, imports, exports, logistics and inventories, seeking to maximize the Company’s global performance. The decision on new investments is not based on the individual assessment of the asset where the project will be installed, but on the additional result for the CGU as a whole. The model that supports the entire planning, used in technical and economic feasibility studies of new investments in refining and logistics, seeks to allocate a certain type of oil, or a mix of oil products, define market supply (area of influence), aiming at achieving the best integrated results. Pipelines and terminals are a complementary and interdependent portion of the refining assets, required to supply the market.

ii) CGU Boaventura Energy Complex - Utilities: composed of assets that supports the natural gas processing plant (UPGN) of the route 3 integrated project;

iii) CGU Boaventura Energy Complex - Refining: set of assets that remain in hibernation and are being evaluated for use in other projects.

iv) CGU Second Refining Unit of RNEST: comprises assets of the second refining unit of Abreu e Lima refinery and associated infrastructure;

v) CGU Transportation: comprises assets relating to Transpetro’s fleet of vessels;

vi) CGU Hidrovia: comprises the fleet of vessels under construction of the Hidrovia project (transportation of ethanol along the Tietê River);

vii) Nitrogen fertilizer plants: each plant represents individual CGUs, whether it is hibernated or in operation; and

viii) Other RT&M CGUs: operations abroad defined as the smallest group of assets that generates independent cash flows.

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NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

c)	Gas and Low Carbon Energies (G&LCE) CGUs:

i) CGU Integrated Systems: set of assets formed by natural gas processing plants in Itaboraí, Cabiúnas and Caraguatatuba, grouped together due to the contractual characteristics of the Integrated Processing System and the Integrated Transportation System;

ii) CGUs of Natural Gas Processing Plants: each remaining natural gas processing plant represents a separate CGU;

iii) CGU Set of thermoelectric power generation plants (UTEs): the operation and trade of energy of this CGU are carried out and coordinated in an integrated manner. The economic results of each of these plants in the integrated portfolio are highly dependent on each other, due to operational optimization aimed at maximizing the overall result;

iv) CGU Biodiesel: set of assets comprising the biodiesel plants, reflecting the production planning and operation process, that takes into consideration domestic market conditions, the production capacity of each plant, as well as the results of biofuels auctions and raw materials supply;

v) CGU Quixadá: comprises the assets of biofuel plant located in the city of Quixadá, state of Ceará;

vii) Other G&LCE CGUs: operations abroad defined as the smallest group of assets that generates largely independent cash flows.

Further information on impairment testing is set out in note 25.

4.3.	Sources of estimation uncertainty related to depreciation, depletion and amortization

As presented in note 23, assets directly related to the oil and gas production are depleted using the units of production method, calculated by monthly production over the respective developed proved reserves, except for the signature bonuses, which are calculated over total proved reserves.

Proved developed reserves are those for which recovery can be expected: (i) through existing wells, equipment and operating methods, or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through extraction equipment and operational infrastructure installed at the time of the reserves estimate, if the extraction is carried out by means that do not involve a well.

Estimates of proved reserves volumes used in the units of production method are prepared by Company’s technicians according to the SEC definitions (as described in note 4.1). Revisions to the Company’s proved developed and undeveloped reserves impact prospectively the amounts of depreciation, depletion and amortization recognized in the statement of income and the carrying amounts of oil and gas properties assets. Information on uncertainties related to reserve volume estimates are presented in note 4.1.

Therefore, assuming all other variables remain constant, a decrease in estimated proved reserves would increase, prospectively, depreciation, depletion and amortization expense, while an increase in reserves would reduce depreciation, depletion and amortization.

4.4.	Sources of estimation uncertainty related to pension plan and other post-employment benefits

The net actuarial liability represents the Company's actuarial obligations, net of fair value of plan assets (when applicable), at present value, as described in note 18.3.2.

The actuarial obligations and net expenses related to defined benefit pension and health care post-employment plans are computed based on several financial and demographic assumptions, of which the most significant are:

a) Discount rate: comprises the projected future inflation in addition to an equivalent discounted interest rate that matches the duration of the pension and health care obligations with the future yield curve of long-term Brazilian Government Bonds; and

b) Medical and hospital costs changes rate: comprise the projected growth rates based on per capita health care benefits paid over the last five years, which are used as a basis for projections, converged to the general price inflation index within 30 years.

These and other actuarial assumptions are revised at least annually and may differ materially from actual results due to changes in market and economic conditions.

The measurement uncertainties associated with the defined benefit obligation and a sensitivity analysis of discount rates and changes in medical costs are disclosed in notes 18.3.6 and 18.3.7, respectively.

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NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

4.5.	Sources of estimation uncertainty related to provisions for legal proceedings and contingencies

The Company is part in arbitrations and in legal and administrative proceedings involving civil, tax, labor and environmental issues arising from the normal course of its business and makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments from legal advisors and on management’s assessment.

These estimates are performed individually, or aggregated if there are cases with similar characteristics, primarily considering factors such as assessment of the plaintiff’s demands, consistency of the existing evidence, jurisprudence on similar cases and doctrine on the subject. Specifically for lawsuits by outsourced employees, the Company estimates the expected loss based on a statistical procedure, due to the number of actions with similar characteristics.

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes of existing evidence can result in changes on the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

Note 19 provides further detailed information about contingencies and legal proceedings.

4.6.	Sources of estimation uncertainty related to decommissioning costs

The Company has legal obligations to remove equipment and restore onshore and offshore areas at the end of operations. Its most significant asset removal obligations relate to offshore areas. Estimates of costs for future environmental cleanup and remediation activities are based on current information about costs and expected plans for remediation. The timing of abandonment and dismantling of areas is based on the length of reserves depletion, in accordance with the ANP/SPE definitions (as described in note 4.1). Therefore, revisions to reserves estimates that result in changes in the timing of reserves depletion may impact the provision for decommissioning cost. For additional information about revisions to the Company’s reserves estimates, see note 4.1.

These obligations are recognized at present value, using a risk-free discount rate, adjusted to the Company's credit risk. Changes in the discount rate can cause significant variations in the recognized amount, due to the long-term nature until abandonment. A sensitivity analysis of discount rates used in the calculation of the provision for decommissioning costs is presented in note 20.

The calculation to determine the amounts to be provisioned are complex, since: i) the obligations are long-term; ii) the contracts and regulations contain subjective definitions of the removal and remediation practices and criteria involved when the events occur; and iii) asset removal technologies and costs are constantly changing, along with regulations, environmental, safety and public relations considerations. Additionally, abandonment costs are mostly denominated in U.S. dollars, which may result in significant changes in the estimates due to changes in the exchange rates overtime.

The Company constantly conducts studies to incorporate technologies and procedures to optimize the process of abandonment, considering industry best practices. However, the timing and amounts of future cash flows are subject to significant uncertainty.

In the event of a total or partial sale of interest in E&P contracts, the Company remains jointly liable for decomissioning costs after its production has ceased, if the purchaser fails to comply with this obligation, as determined by the ANP.

Note 20 provides further information about provision for decommissioning costs.

4.7.	Sources of estimation uncertainty related to leases

The Company uses incremental borrowing rates to determine the present value of the lease payments, when the interest rate implicit in the lease cannot be readily determined.

The determination of incremental rates requires estimates based on corporate funding rates (obtained from the yields on bonds issued by Petrobras), which take into account the risk-free rate and the Company's credit risk premium, adjusted to reflect the specific conditions and characteristics of the lease, such as the risk of the country's economic environment, guarantees, currency and duration of the payment flow.

The present value of lease liabilities is determined based on the incremental rates estimated at the start date of each lease. Therefore, even in cases where lease agreements have similar characteristics, their cash flows may be discounted at significantly different incremental rates depending on the Company's corporate funding rates on the start date of each lease.

Note 31 presents information on lease arrangements by class of underlying assets.

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NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

4.8.	Sources of estimation uncertainty related to cash flow hedge accounting involving the Company’s future exports

The Company determines its “highly probable future exports” based on its current Business Plan and on short-term estimates on a monthly basis. The highly probable future exports are determined by a percentage of projected export revenues.

The estimate of the amount of highly probable future exports considers future uncertainty regarding the Brent oil prices, oil production and demand for products in a model which optimizes the Company's operations and investments, in addition to considering the historical profile of exported volume in relation to total oil production.

As described in note 33.4.1, foreign exchange gains and losses relating to the effective portion of hedging instruments are recognized in other comprehensive income and reclassified to the statement of income within finance income (expense) in the periods when the hedged item affects the statement of income. However, if future exports for which foreign exchange gains and losses hedging relationship has been designated is no longer expected to occur, any related cumulative foreign exchange gains or losses that have been recognized in other comprehensive income from the date the hedging relationship was designated to the date the Company revoked the designation is immediately recycled from other comprehensive income to the statement of income.

For the long-term, future exports forecasts are reviewed whenever the Company reviews its Strategic Plan assumptions, while for the short-term future exports are reviewed monthly. The approach for determining highly probable future exports is reviewed annually, at least.

See note 33.4.1 for more detailed information about cash flow hedge accounting and a sensitivity analysis of the cash flow hedge involving future exports.

4.9.	Sources of estimation uncertainty related to income taxes

Income taxes rules and regulations may be interpreted differently by tax authorities, and situations may arise in which these interpretations differ from the Company's understanding.

Uncertainties over income taxes treatments represent the risks that the tax authority does not accept a certain tax treatment applied by the Company, mainly related to different interpretations of deductions and additions to the income taxes (Imposto de Renda sobre Pessoa Jurídica - IRPJ and Contribuição Social sobre Lucro Líquido – CSLL) calculation basis. The Company evaluates each uncertain tax treatment separately or in a group where there is interdependence in relation to the expected result.

The Company estimates the probability of acceptance of an uncertain tax treatment by the tax authority based on technical assessments by its legal advisors, considering precedent jurisprudence applicable to current tax legislation, which may be impacted mainly by changes in tax rules or court decisions which may affect the analysis of the fundamentals of uncertainty. The tax risks identified are evaluated, treated and, when applicable, follows a pre-determined tax risk management methodology.

If it is probable that the tax authorities will accept an uncertain tax treatment, the amounts recorded in the financial statements are consistent with the tax records and, therefore, no uncertainty is reflected in the measurement of current or deferred income taxes. If it is not probable that the tax authorities will accept an uncertain tax treatment, the uncertainty is reflected in the measurement of current or deferred income taxes in the financial statements.

The effect of uncertainty for each uncertain tax treatment is estimated by using the method that provides the best prediction of the resolution of the uncertainty. The most probable amount method provides as an estimate the single most probable amount in a set of possible outcomes, while the expected amount method represents the sum of the amounts weighted by the probability in relation to a range of possible outcomes.

Additional information on uncertainty over income taxes treatments is disclosed in Note 17.1.

4.10.	Sources of estimation uncertainty related to expected credit losses

Credit losses correspond to the difference between all contractual cash flows owed to the Company and all cash flows that the entity expects to receive, discounted at the original effective interest rate. The expected credit loss of a financial asset corresponds to the average of expected credit losses weighted by the respective default risks.

Expected credit losses on financial assets are based on assumptions relating to risk of default, the determination of whether or not there has been a significant increase in credit risk, expectation of recovery, among others. The Company uses judgment for such assumptions in addition to information from credit rating agencies and inputs based on collection delays.

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NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Notes 14.2 and 14.3 provide details on the expected credit losses recognized by the Company.

4.11.	Sources of estimation uncertainty related to the compensation for the surplus volume for the Transfer of Rights Agreement

As a result of the Second Bidding Round for the Surplus Volume of the Transfer of Rights Agreement under the Production Sharing regime, the Company signed amendments and new agreements in 2022 with partners in the Atapu and Sépia fields. These agreements provide, in addition to the compensation already received upon signature, possible additional amounts receivable that may be owed to the Company, according to the conditions described in note 29.3.

Additionally, over the last few years the Company has sold assets considered non-strategic and established partnerships in E&P assets aiming, among other objectives, at sharing risks and developing new technologies. Such transactions were carried out through partnerships (note 27) and divestments, with procedures aligned with current legislation and regulatory bodies. In some of these transactions, contingent receipts are also provided for, subject to contractual clauses (note 29.3).

5.	Climate Change

Climate change may result in both negative and positive effects for the Company. Potential negative effects of climate change for the Company are referred to as climate-related risks (climate risks). Conversely, potential positive effects arising from climate change for the Company are referred to as climate-related opportunities.

Climate risks are categorized as: (i) climate-related transition risks (transition risks); and (ii) climate-related physical risks (physical risks).

5.1.	Potential effects of climate risks on accounting estimates

Accounting estimates are monetary amounts in financial statements that are subject to measurement uncertainty.

The following information used in relevant accounting estimates of the Company is largely determined based on the assumptions and projections of the Petrobras Business Plan (PN):

•	value in use for impairment of assets testing purposes (note 4.2.1);
•	timing and costs used in measuring the provision for decommissioning costs (note 4.6);
•	highly probable future exports used in cash flow hedge accounting involving the Company’s future exports (note 4.8); and
•	useful life of PP&E and intangible assets used in measuring depreciation, depletion and amortization expenses (notes 23 and 24).

As presented in the following topic, the Company considered the effects related to climate risks in its Business Plan approved by the Board of Directors, which is updated annually, including actions to achieve its climate commitments and its long-term ambition to neutralize Greenhouse Gas (GHG) emissions in activities under its control (scopes 11 and 22) by 2050.

The aforementioned ambition and commitments are not guarantees of future performance by the Company and are subject to assumptions that may prove incorrect and to risks and uncertainties that are difficult to predict.

a)	Transition risk to low carbon economy

Transition risks arise from efforts to the transition to a low-carbon economy. In this category, the Company has identified the following risks that can reasonably be expected to affect its cash flows, access to financing or cost of capital:

1 direct GHG emissions, which occur from energy sources that are owned or controlled by the Company.

2 Indirect GHG emissions, which come from energy sources purchased and consumed by the Company, which occur at the facilities where the energy sources are generated.

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NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Risk	Description	Time length (2)
Market

Increasing demand for energy and products with lower carbon intensity leading to a reduction in oil demand, a consequent decline in prices of fossil fuel products. Preference for fossil fuel products with lower GHG intensity in production processes.

In Brazil: the demand for our products may be affected, for example, by the increase in demand for alternative fuels, also stimulated by public policies such as the Fuel of the Future Law(1) program, among others.

Medium to long-term
Technological	Loss of competitiveness due to the non-implementation or implementation of inefficient or non-effective technologies to reduce emissions from our operations and products.	Medium to long-term
Regulatory

Stricter regulations for controls over GHG emissions and other requirements related to climate change, which may cause operational restrictions and financial penalties for our activities.

In Brazil, one example is the regulation for the adoption of a carbon pricing instrument, considering Law No. 15,042 in 2024, which establishes the Brazilian Greenhouse Gas Emissions Trading System (SBCE), resulting in additional costs for our operations.

Medium to long-term
Legal and Reputational	Litigation and/or reputational damage due to non-compliance with climate commitments.	Medium-term

(1) Legislation that aligns a series of initiatives to stimulate and guide the production of biofuels and reduce greenhouse gas (GHG) emissions, encompassing the National Program for Sustainable Aviation Fuel (ProBioQAV), the National Green Diesel Program (PNDV), and the National Decarbonization Program for Natural Gas Producers and Importers and Incentives for Biomethane. Additionally, it modifies the maximum and minimum limits of the ethanol blend in gasoline and the biodiesel blend in diesel fuel and provides for the regulation and oversight of carbon dioxide capture and geological storage activities, as well as the regulation of synthetic fuel production and commercialization. It also promotes the integration of initiatives and measures adopted under the National Biofuels Policy (RenovaBio), the Green and Innovation Mobility Program (Programa Mover), the Brazilian Vehicle Labeling Program (PBEV), and the Vehicle Emissions Control Program (Proconve).

(2) Criteria adopted for the time horizon: short term (1 year), medium term (between 1 and 5 years), and long term (more than 5 years).

The risks above were considered in the development of the Company's Business Plan 2025-2029 (PN 25-29). Such consideration was based on the following external environment assumptions that reflect the dynamics of the energy sector:

•	Moderate economic growth compared to the recent past;
•	Shifts in consumption habits and behaviors;
•	Public policies focusing on mobility, air quality and adaptation of urban infrastructure to climate change;
•	International coordination in efforts to reduce GHG emissions;
•	Reduction in the GHG emissions;
•	Regulations in favor of energy transition and decarbonization, which will drive the reduction of fossil fuel consumption; and
•	Diffusion of end-use technologies that reduce the need for fossil fuel consumption.

As a result of this, demand and prices, both domestic and international, of the main products considered in the PN 25-29 are negatively affected.

In 2024, the Company adopted three distinct scenarios that are used for different purposes in its planning activities. These scenarios are called Adaptation, Negotiation, and Commitment. In all of them, there is a slowdown and subsequent contraction of fossil fuel sources. The Negotiation scenario, which is used as a reference scenario for quantifying the Company's Business Plan, considers that fossil fuels, which currently represent approximately 80% of the world’s primary energy sources, will represent around 48% by 2050. The share of oil will decrease from the current 30% to around 20% of the world’s primary energy sources.

The Brent price considered in the reference scenario of the Business Plan decreases from US$80 per barrel in 2024 to US$65 per barrel in 2050. For additional information about the behavior of the Brent price, considered in the Company's Business Plan reference scenario, please see note 25. The following table compares the oil price used in the reference scenario of the Strategic Plan for the years 2030 and 2050 with those projected in the Announced Pledges Scenario (APS) and Net Zero Emission (NZE) scenarios by the International Energy Agency (IEA), even though they are not directly used by the Company:

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NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Brent price US$/Barrel	2030	2050
PN	65	65
APS	72	58
NZE	42	25

According to the IEA, the APS scenario considers that all climate commitments made by governments around the world, including Nationally Determined Contributions (NDCs), as well as long-term net-zero targets, will be met in full and on time, with an increase of approximately 1.7oC in temperature by 2100 (with a 50% probability of occurrence). As for the NZE scenario, according to the IEA, it presents a pathway for the global energy sector to achieve net-zero CO2 emissions by 2050, consistent with limiting the temperature increase to 1.5 °C (with at least a 50% probability of occurrence).

The Business Plan also includes Company's actions to achieve the carbon sustainability commitments, such as low-carbon Research and Development (R&D) projects and decarbonization projects for operations. These actions aim to address transition risks as well as reflect climate opportunities.

The Company's accounting estimates did not incorporate the effect of carbon pricing. Currently, there are uncertainties regarding the structure and dynamics of a future carbon market in Brazil, and there is no sufficient and reliable information available to assess the effects of carbon price.

The Company's accounting estimates did not incorporate the effect of carbon pricing. Currently, due to uncertainties regarding the implementation and dynamics of the carbon market in Brazil, the Company considers it necessary to await the regulation of Law No. 15,042 in 2024, which establishes the SBCE. This regulation will provide the necessary and sufficient details to reliably and reasonably assess the impact on the cash flows of Petrobras's assets and its CGUs.

a.1) Potential effects on the value in use in impairment tests

When measuring the value in use of its assets, the Company bases its cash flow projections on reasonable and supportable assumptions that represent management's best estimate of the range of economic conditions.

A faster transition to a low-carbon economy than projected in the Business Plan could result in Brent prices and demand for the Company’s products that are lower than the ones considered to estimate the value in use of the Company’s assets for impairment testing purposes.

The reduction in the value in use of the Company's assets may result in the recognition of losses due to the non-recoverability of the carrying amounts of these assets.

Given that the oil price is a variable that decisively influences the recoverable amount of assets, the Company carried out a sensitivity analysis of the effect of using the Brent prices considered in the APS and NZE scenarios, for the impairment test of the Company's E&P assets in Brazil.

Using the prices in the APS and NZE scenarios to perform a sensitivity analysis on projected gross revenues deducted of production taxes, net of income taxes, and keeping unchanged all other components, variables, assumptions and data for calculating the recoverable amount, the Company's E&P segment, regarding the impairment loss recognized by the Company, as disclosed in note 25, would have additional impairment reversal of US$ 438 in the APS scenario and additional impairment losses US$ 11,224 in the NZE scenario, concentrated in the Campos basin fields.

The Company does not consider this sensitivity analysis, based on APS and NZE Brent price scenarios, to be the best estimates to determine expected effects on the recoverable amount of assets, sales revenues or net income.

Considering that the Company did not incorporate in its accounting estimates the carbon price effects, the Company carried out a sensitivity analysis of the effect of GHG emissions pricing costs on the impairment test of assets in the E&P segment in Brazil, considering a monetary charge per ton of CO2 emission starting from 2030, and the existence of free emission allowances.

In this context, using a base price of US$ 10/CO2 in 2030, US$ 49.7/CO2 in 2035, US$ 68/CO2 in 2040, US$ 84.8/CO2 in 2045, and US$ 100.3/CO2 in 2050, including gradual emission exemptions, to simulate additional cash outflows (net of income taxes), and keeping all other components, variables, assumptions and data for the calculation of recoverable amount unchanged, the E&P segment would have an additional US$ 232 impairment loss.

The Company does not consider this sensitivity analysis of the effect of greenhouse gas emissions pricing costs on the impairment test of assets to be the best estimate to determine expected effects on the recoverable amount, neither the estimated effects on expenses nor net income.

17

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

a.2) Potential effects on decommissioning costs

Due to its operations, the Company has legal obligations to remove equipment and restore onshore and offshore areas. On December 31, 2024, the provision for decommissioning costs recognized by the Company totaled US$ 26,203, as set out in Note 20. On an undiscounted basis the nominal amount would be US$ 51,953.

The estimated timing used by the Company to account for decommissioning costs are consistent with the useful lives of the related assets. The average decommissioning period of oil and gas assets weighted by the carrying amounts of such assets is 14 years.

During 2024, there were no issuances of government regulations related to climate matters that changed or had potential to change the period for decommissioning the Company's assets, as well as no identification any triggers that would accelerate the expected dates for decommissioning the Company's assets due to the Company’s climate goals and ambition to neutralize GHG emissions in activities under its control (scopes 1 and 2) by 2050.

A transition to a low-carbon economy that is faster than anticipated by the Company may accelerate the timing to remove equipment and restore onshore or offshore areas. Such acceleration would increase the present value of the decommissioning obligations recognized by the Company.

To illustrate the effect of a possible acceleration of the transition to a low-carbon economy, the Company estimates that the provision for decommissioning costs would increase by US$ 1,096, US$ 3,553 and US$ 5,913 if the timing currently used were brought forward by one, three and five years, respectively. This sensitivity analysis assumed that all other components, variables, assumptions and data for calculating the provision remained unchanged. The year ranges used are not intended to be predictions of likely future events or outcomes.

a.3) Potential effects on “highly probable future exports” used in cash flow hedge accounting involving the Company's future exports

A transition to a low-carbon economy that is faster than it was anticipated by the Company may negatively effect the Company's future exports. Such effect may result in certain exports, whose foreign exchange gains or losses were designated for hedge accounting, no longer be considered highly probable, but remain forecasted, or, depending on the magnitude of the transition and its speed, cease to be considered forecasted. The consequences of such effects are described in the accounting policy of note 33.4.1 (a) involving the Company's future exports.

The calculation of “highly probable future exports” is based on the projected exports in the Strategic Plan, as set out in note 4.8. The Company considers only a portion of its projected exports as “highly probable future exports”. When determining future exports as highly probable, and therefore eligible as a hedged item for application of cash flow hedge accounting, the Company considers the effects related to the transition to a low-carbon economy. Carbon prices were not incorporated in such estimates.

Using the prices in the APS and NZE scenarios we carried out a sensitivity analysis to simulate the need to reclassify the foreign exchange gains or losses recorded in equity to the statement of income. Such analysis simulated a new future cash flow from exports, changing only the oil price, keeping all other components, variables, assumptions and data unchanged. In such an analysis, it would be necessary to reclassify the foreign exchange losses, in the amount of US$ 10 (R$ 61 million), recorded in equity to the statement of income in the NZE scenario.

The simulations used to perform such sensitivity analysis, based on Brent prices of the scenarios APS and NZE, are not considered by the Company as the best estimates to determine expected effects of the reclassification of foreign exchange variation recorded in equity to the statement of income.

a.4) Potential effects on the useful lives of PP&E

A transition to a low-carbon economy that is faster than the Company anticipates may reduce the useful life of its assets, which could lead to an increase in annual depreciation, depletion and amortization expenses.

Assets directly related to the production of oil and gas in a contracted area are depleted using the units of production method and depreciated or amortized using the straight-line method. As of December 31, 2024, the carrying amount of these assets in operation in Brazil is US$ 90,452. Such assets do not have a useful life ending in or after 2050.

As mentioned in item “Transition risk to low carbon economy”, the reference scenario of the Strategic Plan indicates that there will be persistent global demand for oil in the coming decades. Additionally, calculations of expected production and oil and gas reserves in this scenario consider the effects of the transition to a low-carbon economy.

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NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The Company's refining plants consist of 10 refineries in Brazil. Based on the current depreciation rates of the assets in operation applied to the respective carrying amounts at December 31, 2024, which amounts to US$ 9,220, and assuming no additional investment, these refineries would have no material depreciation amounts after 2050.

The Company estimates persistent demand for oil products in the coming decades, although decreasing, which should be progressively supplied by models with lower carbon intensity. Thus, the depreciation rates used by the Company for the refining plants are in line with the transition to a low-carbon economy.

The Gas and Energy assets in Brazil, including thermoelectric power plants, are depreciated using the linear method. Based on the current depreciation rates of the assets in operation applied to their respective carrying amounts as of December 31, 2024, totaling US$ 3,457, and assuming no additional investment, these assets would have no material depreciation amounts after 2050.

In this context, based on available information, the Company does not foresee significant changes in the useful life of its refineries, assets directly related to oil and gas production and those related to the Gas and Energy arising from the transition to a low-carbon economy. Such assets represent 92% of the Company's total assets in operation.

b)	Physical Risks

Physical risks result from climate change that can be event-driven (acute physical risk) or from long-term shifts in climate patterns (chronic physical risk). In this category, the Company does not foresee that changes caused by climate change will have a material effect on accounting estimates, considering the risks currently identified.

19

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

6.	New standards and interpretations
6.1.	New International Financial Reporting Standards not yet adopted
Standard	Description	Effective on
Lack of Exchangeability - Amendments to IAS 21

The amendments establish that when one currency is not exchangeable for another on the measurement date, the spot exchange rate must be estimated. In addition, they provide guidance on how to assess exchangeability between currencies and how to determine the spot exchange rate when exchangeability is absent.

When the spot exchange rate is estimated because a currency is not exchangeable for another currency, information must be disclosed to allow the understanding of how the currency not exchangeable for another currency affects, or is expected to affect, the statements of income, the statement of financial position and the statement of cash flows.

January 1, 2025, with specific transition rules.
Annual Improvements – Volume 11	The amendments alter certain requirements related to: transaction price and derecognition of lease liabilities (IFRS 9 - Financial Instruments); cost method (IAS 7 - Statement of Cash Flows); disclosure of gain or loss on derecognition of assets; and credit risk disclosures (IFRS 7 - Financial Instruments: Disclosures); determination of a ‘de facto agent’ (IFRS 10 - Consolidated Financial Statements); and hedge accounting by a first-time adopter (IFRS 1 - First-time Adoption of International Financial Reporting Standards).	January 1, 2026, with specific transition rules.
Amendments to the Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7

The amendments to IFRS 9 provide clarifications on: assessment of contractual cash flows for asset classification; financial assets with non-recourse features, and contractually linked instruments.

They also provide clarifications on the date of initial recognition or derecognition of financial assets and financial liabilities, and the possibility of derecognizing financial liabilities that will be settled in cash through an electronic payment system before the settlement date, provided that certain criteria are met.

The amendments to IFRS 7 introduce new disclosure requirements.

January 1, 2026, retrospective application with specific transition rules.
Nature-dependent Electricity Contracts - Amendments to IFRS 9 and IFRS 7	The amendments introduce changes to IFRS 9 and IFRS 7 to help companies better report nature-dependent electricity contracts. These amendments comprise: clarifying the application of the ‘own-use’ requirements; permission of hedge accounting if these contracts are used as hedging instruments; and additional disclosure requirements.	January 1, 2026, retrospective application with specific transition rules.
IFRS 18 - Presentation and Disclosure in Financial Statements

IFRS 18 establishes new requirements for the presentation and disclosure of financial statements, replacing IAS 1 - Presentation of Financial Statements. Among others, new requirements were included on:

a. Presentation of the statement of income, including the obligation to classify all income and expenses into one of five categories: operating, investing, financing, income taxes and discontinued operations;

b. Disclosure of performance measures defined by management;

c. Guidance on aggregation or disaggregation of information; and

d. New disclosure requirements.

In addition, certain changes were made to other standards, including accounting requirements related to the statement of cash flows, such as the exclusion of the optionality of the classification of cash flows from dividends and interest.

January 1, 2027, retrospective application with specific transition rules.
IFRS 19 - Subsidiaries without Public Accountability: Disclosures

IFRS 19 is a voluntary standard that enables eligible entities to provide reduced disclosures when applying IFRS accounting standards in their financial statements.

To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS 10, must not have a public accountability and must have a parent company (ultimate or intermediate) that prepares consolidated financial statements, available for public use and complying with IFRS accounting standards.

January 1, 2027, with specific transition rules.

Regarding the amendment effective as of January 1, 2025, according to the assessment made, the Company estimates that there will be no significant effects arising from the initial application on its consolidated financial statements.

In relation to the amendments effective as of January 1, 2026, the Company is assessing the effects that they will have on its consolidated financial statements.

20

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

7.	Capital Management

The Company’s objective in its capital management is to maintain its capital structure at an adequate level in order to continue as a going concern, maximizing value to shareholders and investors. In 2023 and 2022, its main source of funding was cash provided by its operating activities.

The financial strategy of the Strategic Plan 2025-2029 (“Strategic Plan”) is focused on:

•	cash generation greater than investments and financial liabilities;
•	high-return investments approved by management only when a positive net present value is expected when using a brent oil price scenario of US$45 per barrel;
•	efficient and more flexible capital structure, with low leverage in challenging scenarios; and
•	distribution of dividends according to the current shareholders remuneration policy, with the possibility of extraordinary payments.

For the gross debt (composed of current and non-current finance debt and lease liability) the ceiling target was increased to US$ 75,000, converging to US$ 65,000 in the long-term.

As of December 31, 2024, gross debt decreased to US$ 60,311, from US$ 62,600 as of December 31, 2023, remaining within the range defined in the Company’s Strategic Plan.

This measure is not defined according to the International Financial Reporting Standards - IFRS and should not be considered in isolation or as a replacement for debt metrics under the IFRS, nor should it be used as a basis for comparison with the indicators of other companies.

8.	Cash and cash equivalents and marketable securities
8.1.	Cash and cash equivalents

They include cash, available bank deposits and short-term financial investments with high liquidity, which meet the definition of cash equivalents.

	12.31.2024	12.31.2023
Cash at bank and in hand	136	103
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	1,453	1,742
Other investment funds	186	279
	1,639	2,021
- Abroad
Time deposits	728	7,737
Automatic investing accounts and interest checking accounts	726	2,852
Other financial investments	42	14
	1,496	10,603
Total short-term financial investments	3,135	12,624
Total cash and cash equivalents	3,271	12,727

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as reverse repurchase agreements that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

The main use of these funds in 2024 were for payment of dividends and share repurchase program of US$ 18,784, repayment of principal and interests related to finance debt and repayment of lease liability, amounting to US$ 16,349, as well as for acquisition of PP&E and intangible assets in the amount of US$ 14,644.

Cash and cash equivalents were mainly provided by operating activities (US$ 37,984), proceeds from finance debt (US$ 2,129), proceeds from disposal of assets - divestment (US$ 863) and financial compensation from co-participation agreements (US$ 397).

21

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Accounting policy for cash and cash equivalents

Cash and cash equivalents comprise cash on hand, term deposits with banks and short-term highly-liquid financial investments that are readily convertible to known amounts of cash, are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition.

8.2.	Marketable securities
			12.31.2024			12.31.2023
	In Brazil	Abroad	Total	In Brazil	Abroad	Total
Fair value through profit or loss	531	−	531	926	−	926
Amortized cost - Bank Deposit Certificates and time deposits	2,263	2,006	4,269	4,249	−	4,249
Amortized cost - Others	45	−	45	53	−	53
Total	2,839	2,006	4,845	5,228	−	5,228
Current	2,257	2,006	4,263	2,819	−	2,819
Non-current	582	−	582	2,409	−	2,409

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds (amounts determined by level 1 of the fair value hierarchy). These financial investments have maturities of more than three months.

Securities classified as amortized cost refer to investments in Brazil in floating rate Bank Deposit Certificates with daily liquidity, with initial maturities between one and two years, and to investments abroad in time deposits with maturities of more than three months from the contracting date.

Accounting policy for marketable securities

The amounts invested in operations with terms of more than three months, as from the date of the agreement, are initially measured at fair value and subsequently according to their respective classifications, which are based on the way in which these funds are managed and their features of contractual cash flows:

•	Amortized cost – financial assets that give rise, on specified dates, to cash flows represented exclusively by payments of principal and interest on the outstanding principal amount, the purpose of which is to receive its contractual cash flows. They are presented in current and in non-current assets according to their expectation of realization. Interest income from these investments is calculated using the effective interest rate method.
•	Fair value through profit or loss – financial assets whose purpose is to receive from its sale. They are presented in current assets due to the expectation of realization within 12 months of the reporting date.

9.              Sales revenues

9.1.	Revenues from contracts with customers

Revenues from contracts with customers derive from different products sold by the Company’s operating segments, taking into consideration specific characteristics of the markets where they operate. For additional information about the operating segments of the Company, its activities and its respective products sold, see note 13.

The determination of transaction prices derives from methodologies and policies based on the parameters of these markets, reflecting operating risks, level of market share, changes in exchange rates and international commodity prices, including Brent oil prices, oil products such as diesel and gasoline, and the Henry Hub Index.

22

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	2024	2023	2022
Diesel	27,522	32,260	40,149
Gasoline	12,692	14,309	16,175
Liquefied petroleum gas	3,166	3,506	5,121
Jet fuel	4,518	5,015	5,423
Naphtha	1,869	1,837	2,396
Fuel oil (including bunker fuel)	976	1,158	1,411
Other oil products	4,273	4,428	5,536
Subtotal oil products	55,016	62,513	76,211
Natural gas	4,707	5,632	7,673
Crude oil	4,334	5,475	7,719
Renewables and nitrogen products	223	94	283
Breakage	439	860	669
Electricity	744	657	694
Services, agency and others	812	1,059	1,043
Domestic market	66,275	76,290	94,292

Exports	24,251	25,012	27,497
Crude oil	18,290	18,447	19,332
Fuel oil (including bunker fuel)	4,775	5,114	7,399
Other oil products and other products	1,186	1,451	766
Sales abroad (1)	890	1,107	2,685
Foreign market	25,141	26,119	30,182
Sales revenues	91,416	102,409	124,474
(1) Sales revenues from operations outside of Brazil, including trading and excluding exports.

As of December 31, 2024, the composition of sales revenues by shipping destination is presented as follows:

	2024	2023	2022
Domestic market	66,275	76,290	94,292
China	7,701	7,232	6,389
Americas (except United States)	3,610	4,846	7,166
Europe	5,440	5,534	5,932
Asia (except China and Singapore)	1,989	1,447	1,505
United States	3,471	3,924	4,914
Singapore	2,883	3,063	4,271
Others	47	73	5
Foreign market	25,141	26,119	30,182
Sales revenues	91,416	102,409	124,474

In 2024, sales to two clients of the refining, transportation and marketing (RT&M) segment represented individually 15% and 10% of the Company’s sales revenues; in 2023, sales to two clients of the RT&M segment represented individually 16% and 11% of the Company’s sales revenues; and in 2022, sales to two clients of the RT&M segment represented individually 15% and 11% of the Company’s sales revenues.

9.2.	Remaining performance obligations

The Company is party to sales contracts signed through December 31, 2024 with original expected duration of more than 1 year, which define the volume and timing of goods or services to be delivered during the term of the contract, and the payment terms for these future sales.

The estimated remaining values of these contracts in 2024 presented below are based on the contractually agreed future sales volumes, as well as prices prevailing at December 31, 2024 or practiced in recent sales reflecting more directly observable information:

23

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Expected recognition within 1 year	Expected recognition after 1 year	Total
Domestic market
Gasoline	10,466	88	10,554
Diesel	22,885	-	22,885
Natural gas	6,584	26,764	33,348
Liquefied petroleum gas	2,929	-	2,929
Services and others	1,416	917	2,333
Ethanol, nitrogen products and renewables	47	-	47
Naphtha	1,379	-	1,379
Electricity	270	3,736	4,006
Other oil products	1,448	2,250	3,698
Jet fuel	991	-	991
Foreign market
Exports	2,815	2,685	5,500
Total	51,230	36,440	87,670

Revenues are recognized once goods are transferred and services are provided to the customers and their measurement and timing of recognition will be subject to future demands, changes in commodities prices, exchange rates and other market factors.

The table above does not include information on contracts with original expected duration of less than one year, such as spot-market contracts, variable considerations which are constrained, and information on contracts only establishing general terms and conditions (Master Agreements), for which volumes and prices will only be defined in subsequent contracts.

In addition, electricity sales are mainly driven by demands to generate electricity from thermoelectric power plants, as and when requested by the Brazilian National Electric System Operator (ONS). These requests are substantially affected by Brazilian hydrological conditions. Thus, the table above presents mainly fixed amounts for the electricity to be available to customers in these operations.

9.3.	Contract liabilities

The balance of contract liabilities carried on the statement of financial position in 2024 amounted to US$ 64 (US$ 115 in 2023). This amount is classified as other current liabilities and primarily comprises advances from customers in ship and take or pay contracts to be recognized as revenue based on future sales of natural gas or following the non-exercise of the right by the customer.

Accounting policy for revenues

The Company evaluates contracts with customers for the sale of oil and oil products, natural gas, electricity, services and other products, which will be subject to revenue recognition, and identifies the distinct goods and services promised in each of them.

Sales revenues are recognized when control is transferred to the client, which usually occurs upon delivery of the product or when the service is provided. At this moment, the Company satisfies the performance obligation.

Performance obligations are considered to be promises to transfer to the client: (i) good or service (or group of goods or services) that is distinct; and (ii) a series of distinct goods or services that have the same characteristics or are substantially the same and that have the same pattern of transfer to the client.

Revenue is measured based on the amount of consideration to which the Company expects to be entitled in exchange for transfers of promised goods or services to the customer, excluding amounts collected on behalf of third parties. Transaction prices are based on contractually stated prices, which reflect the Company's pricing methodologies and policies based on market parameters.

Invoicing occurs in periods very close to deliveries and rendering of services, therefore, significant changes in transaction prices are not expected to be recognized in revenues for periods subsequent to satisfaction of the performance obligation, except for some exports in which final price formation occurs after the transfer of control of the products and are subject to the variation in the value of the commodity.

Sales are carried out in short terms of receipt, thus there are no significant financing components.

24

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

10.	Costs and expenses by nature
10.1.	Cost of sales
	2024	2023	2022
Raw material, products for resale, materials and third-party services (1)	(22,368)	(21,912)	(33,196)
Acquisitions	(16,278)	(16,198)	(26,609)
Crude oil imports	(9,458)	(9,358)	(11,212)
Oil products imports	(5,080)	(4,649)	(8,869)
Natural gas imports	(1,740)	(2,191)	(6,528)
Third-party services and others	(6,090)	(5,714)	(6,587)
Depreciation, depletion and amortization	(9,777)	(10,779)	(10,514)
Production taxes	(11,392)	(12,108)	(14,953)
Employee compensation	(1,888)	(1,690)	(1,665)
Inventory turnover	(19)	(1,946)	842
Total	(45,444)	(48,435)	(59,486)
(1) It Includes short-term leases.

10.2.	Selling expenses
	2024	2023	2022
Materials, third-party services, freight, rent and other related costs	(4,080)	(4,296)	(3,987)
Depreciation, depletion and amortization	(670)	(609)	(789)
Reversal (allowance) for expected credit losses	2	(22)	(58)
Employee compensation	(126)	(111)	(97)
Total	(4,874)	(5,038)	(4,931)

10.3.	General and administrative expenses
	2024	2023	2022
Employee compensation	(1,204)	(1,036)	(865)
Materials, third-party services, rent and other related costs	(495)	(435)	(362)
Depreciation, depletion and amortization	(146)	(123)	(105)
Total	(1,845)	(1,594)	(1,332)

25

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

11.	Other income and expenses, net
	2024	2023	2022
Stoppages for asset maintenance and pre-operating expenses	(2,617)	(2,205)	(1,834)
Losses on decommissioning of returned/abandoned areas	(2,584)	(1,195)	(225)
Pension and medical benefits - retirees	(2,196)	(1,172)	(1,015)
Losses with legal, administrative and arbitration proceedings	(996)	(797)	(1,362)
Variable compensation programs (1)	(932)	(1,011)	(678)
Allowance (reversals) for credit loss on trade and other receivables, net	(260)	(18)	3
Institutional relations and cultural projects	(224)	(156)	(103)
Operating expenses with thermoelectric power plants	(221)	(189)	(150)
Expenses with contractual fines received	(136)	(199)	(91)
Compensation for the termination of vessel charter agreements	(19)	(331)	(13)
Collective bargaining agreement	(8)	(217)	-
Gains (losses) with commodities derivatives	42	11	(256)
Amounts recovered from Lava Jato investigation	60	109	96
Government grants	161	315	471
Ship/take or pay agreements	219	238	105
Results on disposal/write-offs of assets	228	1,295	1,144
Fines imposed on suppliers	249	239	228
Results from co-participation agreements in bid areas	259	284	4,286
Results of non-core activities	261	170	168
Early termination and changes to cash flow estimates of leases	349	415	629
Reimbursements from E&P partnership operations	493	571	683
Others	(21)	(188)	(264)
Total	(7,893)	(4,031)	1,822
(1) It comprises Profit Sharing (PLR) and Performance Award Program (PRD), as described in note 18.

12.	Net finance income (expense)
	2024	2023	2022
Finance income	1,954	2,169	1,832
Income from investments and marketable securities (Government Bonds)	1,507	1,657	1,159
Other finance income	447	512	673
Finance expenses	(5,957)	(3,922)	(3,500)
Interest on finance debt	(2,146)	(2,264)	(2,363)
Unwinding of discount on lease liability	(2,265)	(1,785)	(1,340)
Capitalized borrowing costs	1,570	1,290	1,032
Unwinding of discount on the provision for decommissioning costs	(1,000)	(857)	(519)
Tax settlement programs - federal taxes (1)	(1,785)	−	−
Other finance expenses	(331)	(306)	(310)
Foreign exchange gains (losses) and indexation charges	(11,104)	(580)	(2,172)
Foreign exchange gains (losses) (2)	(8,459)	2,268	1,022
Real x U.S. dollar	(8,503)	2,396	1,089
Other currencies	44	(128)	(67)
Reclassification of hedge accounting to the Statement of Income (2)	(2,992)	(3,763)	(4,871)
Tax settlement programs - federal taxes (1)	(267)	−	−
Indexation to the Selic interest rate of anticipated dividends and dividends payable	(282)	(299)	994
Legal agreement with Eletrobras - compulsory loans	−	236	−
Recoverable taxes inflation indexation income	92	204	86
Other foreign exchange gains and indexation charges, net	804	774	597
Total	(15,107)	(2,333)	(3,840)
(1) For more information, see note 17.
(2) For more information, see notes 33.4.1.a and 33.4.1.c.

26

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

13.           Information by operating segment

13.1.	Net income by operating segment

2024
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	60,516	85,281	9,518	319	(64,218)	91,416
Intersegments	60,208	1,035	2,969	6	(64,218)	−
Third parties	308	84,246	6,549	313	-	91,416
Cost of sales	(24,823)	(78,836)	(5,031)	(294)	63,540	(45,444)
Gross profit (loss)	35,693	6,445	4,487	25	(678)	45,972
Income (expenses)	(7,639)	(3,257)	(3,497)	(4,703)	−	(19,096)
Selling expenses	(1)	(1,928)	(2,936)	(9)	-	(4,874)
General and administrative expenses	(64)	(356)	(115)	(1,310)	-	(1,845)
Exploration costs	(913)	-	-	-	-	(913)
Research and development expenses	(629)	(6)	(4)	(150)	-	(789)
Other taxes	(692)	(47)	(18)	(494)	-	(1,251)
Impairment (losses) reversals, net	(1,244)	(300)	-	13	-	(1,531)
Other income and expenses, net	(4,096)	(620)	(424)	(2,753)	-	(7,893)
Income (loss) before net finance expense, results of equity-accounted investments and income taxes	28,054	3,188	990	(4,678)	(678)	26,876
Net finance expense	-	-	-	(15,107)	-	(15,107)
Results of equity-accounted investments	76	(780)	80	(3)	-	(627)
Net income / (loss) before income taxes	28,130	2,408	1,070	(19,788)	(678)	11,142
Income taxes	(9,540)	(1,084)	(335)	7,190	232	(3,537)
Net income (loss) for the year	18,590	1,324	735	(12,598)	(446)	7,605
Attributable to:
Shareholders of Petrobras	18,593	1,324	682	(12,625)	(446)	7,528
Non-controlling interests	(3)	-	53	27	-	77

27

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

2023
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	66,880	94,868	11,109	365	(70,813)	102,409
Intersegments	66,113	1,404	3,285	11	(70,813)	−
Third parties	767	93,464	7,824	354	-	102,409
Cost of sales	(27,239)	(85,699)	(5,685)	(370)	70,558	(48,435)
Gross profit (loss)	39,641	9,169	5,424	(5)	(255)	53,974
Income (expenses)	(5,615)	(4,086)	(3,384)	(2,857)	1	(15,941)
Selling expenses	(12)	(2,156)	(2,838)	(33)	1	(5,038)
General and administrative expenses	(74)	(327)	(80)	(1,113)	-	(1,594)
Exploration costs	(982)	-	-	-	-	(982)
Research and development expenses	(569)	(16)	(3)	(138)	-	(726)
Other taxes	(454)	(27)	(49)	(360)	-	(890)
Impairment (losses) reversals, net	(2,105)	(524)	(81)	30	-	(2,680)
Other income and expenses, net	(1,419)	(1,036)	(333)	(1,243)	-	(4,031)
Income (loss) before net finance expense, results of equity-accounted investments and income taxes	34,026	5,083	2,040	(2,862)	(254)	38,033
Net finance expense	-	-	-	(2,333)	-	(2,333)
Results of equity-accounted investments	(7)	(318)	10	11	-	(304)
Net income / (loss) before income taxes	34,019	4,765	2,050	(5,184)	(254)	35,396
Income taxes	(11,571)	(1,729)	(693)	3,506	86	(10,401)
Net income (loss) for the year	22,448	3,036	1,357	(1,678)	(168)	24,995
Attributable to:
Shareholders of Petrobras	22,453	3,036	1,286	(1,723)	(168)	24,884
Non-controlling interests	(5)	-	71	45	-	111

28

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	2022
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total

Sales revenues	77,890	113,531	15,068	511	(82,526)	124,474
Intersegments	76,579	1,950	3,991	6	(82,526)	−
Third parties	1,311	111,581	11,077	505	-	124,474
Cost of sales	(30,465)	(99,154)	(10,518)	(522)	81,173	(59,486)
Gross profit (loss)	47,425	14,377	4,550	(11)	(1,353)	64,988
Income (expenses)	907	(3,132)	(2,965)	(2,671)	(13)	(7,874)
Selling expenses	(22)	(1,841)	(2,979)	(76)	(13)	(4,931)
General and administrative expenses	(46)	(275)	(62)	(949)	-	(1,332)
Exploration costs	(887)	-	-	-	-	(887)
Research and development expenses	(678)	(6)	(5)	(103)	-	(792)
Other taxes	(79)	(31)	(44)	(285)	-	(439)
Impairment (losses) reversals, net	(1,218)	(97)	1	(1)	-	(1,315)
Other income and expenses, net	3,837	(882)	124	(1,257)	-	1,822
Income (loss) before net finance expense, results of equity-accounted investments and income taxes	48,332	11,245	1,585	(2,682)	(1,366)	57,114
Net finance expense	-	-	-	(3,840)	-	(3,840)
Results of equity-accounted investments	170	3	83	(5)	-	251
Net income / (loss) before income taxes	48,502	11,248	1,668	(6,527)	(1,366)	53,525
Income taxes	(16,433)	(3,822)	(540)	3,559	466	(16,770)
Net income (loss) for the year	32,069	7,426	1,128	(2,968)	(900)	36,755
Attributable to:
Shareholders of Petrobras	32,073	7,426	1,038	(3,014)	(900)	36,623
Non-controlling interests	(4)	-	90	46	-	132

Other income and expenses, net by segment
2024
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(2,419)	(80)	(98)	(20)	(2,617)
Losses on decommissioning of returned/abandoned areas	(2,584)	-	-	-	(2,584)
Pension and medical benefits - retirees	-	-	-	(2,196)	(2,196)
Losses with legal, administrative and arbitration proceedings	(386)	(411)	(30)	(169)	(996)
Variable compensation programs	(407)	(227)	(47)	(251)	(932)
Operating expenses with thermoelectric power plants	-	-	(221)	-	(221)
Ship/take or pay agreements	5	79	132	3	219
Results on disposal/write-offs of assets	234	51	18	(75)	228
Results from co-participation agreements in bid areas	259	-	-	-	259
Others	1,202	(32)	(178)	(45)	947
Total	(4,096)	(620)	(424)	(2,753)	(7,893)

29

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Other income and expenses, net by segment
2023
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(2,105)	(21)	(52)	(27)	(2,205)
Losses on decommissioning of returned/abandoned areas	(1,195)	-	-	-	(1,195)
Pension and medical benefits - retirees	-	-	-	(1,172)	(1,172)
Variable compensation programs	(416)	(268)	(53)	(274)	(1,011)
Losses with legal, administrative and arbitration proceedings	(300)	(391)	(9)	(97)	(797)
Operating expenses with thermoelectric power plants	-	-	(189)	-	(189)
Ship/take or pay agreements	4	40	192	2	238
Results from co-participation agreements in bid areas	284	-	-	-	284
Results on disposal/write-offs of assets	1,370	(35)	(48)	8	1,295
Others	939	(361)	(174)	317	721
Total	(1,419)	(1,036)	(333)	(1,243)	(4,031)

Other income and expenses, net by segment
2022
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(1,743)	(23)	(31)	(37)	(1,834)
Losses with legal, administrative and arbitration proceedings	(461)	(428)	(72)	(401)	(1,362)
Pension and medical benefits - retirees	-	-	-	(1,015)	(1,015)
Variable compensation programs	(279)	(144)	(36)	(219)	(678)
Losses on decommissioning of returned/abandoned areas	(225)	-	-	-	(225)
Operating expenses with thermoelectric power plants	-	-	(150)	-	(150)
Ship/take or pay agreements	2	32	70	1	105
Results on disposal/write-offs of assets	868	100	164	12	1,144
Results from co-participation agreements in bid areas	4,286	-	-	-	4,286
Others	1,389	(419)	179	402	1,551
Total	3,837	(882)	124	(1,257)	1,822

The amount of depreciation, depletion and amortization by segment is set forth as follows:

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total

2024	9,292	2,495	557	135	12,479
2023	10,230	2,410	525	115	13,280
2022	10,415	2,248	448	107	13,218

30

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

13.2.	Assets by operating segment
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Elimina-tions	Total

Consolidated assets by operating segment - 12.31.2024

Current assets	2,697	9,017	379	13,923	(4,180)	21,836
Non-current assets	122,854	18,708	4,881	13,366	−	159,809
Long-term receivables	7,056	2,217	91	11,246	−	20,610
Investments	299	114	182	64	−	659
Property, plant and equipment	113,761	16,257	4,541	1,726	−	136,285
Operating assets	91,895	14,828	3,936	1,242	−	111,901
Under construction	21,866	1,429	605	484	−	24,384
Intangible assets	1,738	120	67	330	−	2,255
Total Assets	125,551	27,725	5,260	27,289	(4,180)	181,645

Consolidated assets by operating segment - 12.31.2023

Current assets	2,804	11,002	370	23,547	(5,278)	32,445
Non-current assets	136,064	23,800	6,406	18,352	−	184,622
Long-term receivables	9,028	2,068	83	15,619	−	26,798
Investments	344	811	145	58	−	1,358
Property, plant and equipment	124,254	20,786	6,101	2,283	−	153,424
Operating assets	108,405	18,128	3,605	1,770	−	131,908
Under construction	15,849	2,658	2,496	513	−	21,516
Intangible assets	2,438	135	77	392	−	3,042
Total Assets	138,868	34,802	6,776	41,899	(5,278)	217,067

Accounting policy for operating segments

The information related to the Company’s operating segments is prepared based on available financial information directly attributable to each segment, or items that can be allocated to each segment on a reasonable basis. This information is presented by business activity, as used by the Company’s Board of Executive Officers (Chief Operating Decision Maker – CODM) in the decision-making process of resource allocation and performance evaluation.

The measurement of segment results includes transactions carried out with third parties, including associates and joint ventures, as well as transactions between operating segments. Transfers between operating segments are recognized at internal transfer prices derived from methodologies that considers market parameters and are eliminated only to provide reconciliations to the consolidated financial statements.

The Company's business segments disclosed separately are:

Exploration and Production (E&P): this segment covers the activities of exploration, development and production of crude oil, NGL (natural gas liquid) and natural gas in Brazil and abroad, for the primary purpose of supplying its domestic refineries. The E&P segment also operates through partnerships with other companies and includes holding interest in foreign entities operating in this segment.

As an energy Company with a focus on oil and gas, intersegment sales revenue refers mainly to oil transfers to the Refining, Transportation and Marketing segment, aiming to supply the Company's refineries and meet the domestic demand for oil products. These transactions are measured by internal transfer prices based on international oil prices and their respective exchange rate impacts, taking into account the specific characteristics of the transferred oil stream.

In addition, the E&P segment revenues include transfers of natural gas to the natural gas processing plants within Gas and Low Carbon Energies segment. These transactions are measured at internal transfer prices based on the international prices of this commodity.

Revenue from sales to third parties mainly reflects services rendered relating to E&P activities, sales of the E&P’s natural gas processing plants, as well as the oil and natural gas operations carried out by subsidiaries abroad.

Refining, Transportation and Marketing (RT&M): this segment covers the refining, logistics, transport, acquisition and exports of crude oil, as well as trading of oil products, in Brazil and abroad. This segment also includes the petrochemical operations (which comprehends holding interests in petrochemical companies in Brazil), and fertilizer production.

31

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

This segment carries out the acquisition of crude oil from the E&P segment, imports oil for refinery slate, and acquires oil products in international markets taking advantage of the existing price differentials between the cost of processing domestic oil and that of importing oil products. This segment also performs the acquisition of natural gas from the G&LCE segment.

Intersegment revenues primarily reflect the sale of oil products to the distribution business at market prices and the operations for the G&LCE and E&P segments at internal transfer price.

Revenues from sales to third parties primarily reflect the trading of oil products in Brazil and the export and trade of oil and oil products by foreign subsidiaries.

Gas and Low Carbon Energies (G&LCE): this segment covers the activities of logistic and trading of natural gas and electricity, the transportation and trading of liquefied natural gas (LNG), the generation of electricity by means of thermoelectric power plants, as well as natural gas processing. It also includes renewable energy businesses, low carbon services (carbon capture, utilization and storage) and the production of biodiesel and its co-products.

Intersegment revenues primarily reflect the transfers of natural gas processed, liquefied petroleum gas (LPG) and NGL to the RT&M segment. These transactions are measured at internal transfer prices.

This segment purchases national natural gas from the E&P segment, from partners and third parties, imports natural gas from Bolivia and LNG to meet national demand.

Revenues from sales to third parties primarily reflect natural gas processed to distributors and to free consumers, as well as generation and trading of electricity.

Corporate and other businesses: comprise items that cannot be attributed to business segments, including those with corporate characteristics, in addition to distribution business. Corporate items mainly include those related to corporate financial management, trade and other receivables, allowance for credit losses, gains (losses) with derivatives (except those with commodity derivatives included in their respective segments), corporate overhead and other expenses, including actuarial expenses related to pension and health care plans for beneficiaries. Other businesses include the distribution of oil products abroad (South America).

14.	Trade and other receivables
14.1.	Trade and other receivables
	12.31.2024	12.31.2023
Receivables from contracts with customers
Third parties	3,779	6,038
Related parties
Investees (note 34.1)	117	140
Subtotal	3,896	6,178
Other trade receivables
Third parties
Receivables from divestments and Transfer of Rights Agreement	1,677	2,162
Lease receivables	298	352
Other receivables	592	627
Related parties
Petroleum and alcohol accounts - receivables from Brazilian Federal Government	−	278
Subtotal	2,567	3,419
Total trade and other receivables, before ECL	6,463	9,597
Expected credit losses (ECL) - Third parties	(1,639)	(1,613)
Expected credit losses (ECL) - Related parties	(2)	(2)
Total trade and other receivables	4,822	7,982
Current	3,566	6,135
Non-current	1,256	1,847

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss, amounting to US$ 416 as of December 31, 2024 (US$ 503 as of December 31, 2023).

32

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The balance of receivables from divestment and Transfer of Rights Agreement is mainly related to the earnout of the Sépia and Atapu fields, totaling US$ 508 (US$ 611 as of December 31, 2023), from the sale of the Roncador field, totaling US$ 353 (US$ 360 as of December 31, 2023), the Potiguar cluster, totaling US$ 217 (US$ 265 as of December 31, 2023); and the Albacora Leste field, totaling US$ 174 (US$ 60 as of December 31, 2023).

On June 26, 2024, the second and final installment of the judicialized debts with the Brazilian Federal Government (precatórios), arising from of Petroleum and Alcohol Account, was released to the Company and immediately deposited in guarantee of a tax lawsuit. The deposit amounts to US$ 224 as of December 31, 2024.

In 2024, the average term for trade receivables from third parties in the domestic market is approximately 2 days (same term in 2023) for the sale of derivatives and 20 to 27 days for the sale of crude oil (same term as in 2023). Fuel oil exports have an average receipt term between 11 and 15 days, while oil exports have a term between 9 and 13 days (in 2023, exports have average terms ranging from 11 days to 14 days for fuel oil and from 8 to 12 days for oil).

14.2.	Aging of trade and other receivables – third parties
	12.31.2024		12.31.2023
	Trade and other receivables	Expected credit losses	Trade and other receivables	Expected credit losses
Current	4,513	(168)	6,948	(34)
Overdue:
1-90 days (1)	213	(75)	472	(43)
91-180 days	63	(23)	19	(10)
181-365 days	30	(18)	63	(57)
More than 365 days	1,527	(1,355)	1,677	(1,469)
Total	6,346	(1,639)	9,179	(1,613)
(1) On January 10, 2024, Petrobras received US$ 298 from Carmo Energy as the last installment relating to the sale of the Carmópolis cluster, which was due on December 20, 2023.

14.3.	Provision for expected credit losses – third parties and related parties
Changes	12.31.2024	12.31.2023
Opening balance	1,615	1,536
Additions	328	170
Write-offs	(12)	(66)
Reversals	(62)	(94)
Translation adjustment	(228)	69
Closing balance	1,641	1,615
Current	305	285
Non-current	1,336	1,330

Accounting policy for trade and other receivables

Trade and other receivables are generally classified at amortized cost, except for certain receivables classified at fair value through profit or loss, whose cash flows are distinct from the receipt of principal and interest, including receivables with final prices linked to changes in commodity price after their transfer of control.

When the Company is the lessor in a finance lease, a receivable is recognized at the amount of the net investment in the lease, consisting of the lease payments receivable and any unguaranteed residual value accruing to the Company, discounted at the interest rate implicit in the lease.

The Company measures expected credit losses (ECL) for short-term trade receivables using a provision matrix which is based on historical observed default rates adjusted by current and forward-looking information when applicable and available without undue cost or effort.

33

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

ECL is the weighted average of historical credit losses with the respective default risks, which may occur according to the weightings. The credit loss on a financial asset is measured by the difference between all contractual cash flows due to the Company and all cash flows the Company expects to receive, discounted at the original effective interest rate.

The Company measures the allowance for ECL of other trade receivables based on their 12-month expected credit losses unless their credit risk increases significantly since their initial recognition, in which case the allowance is based on their lifetime ECL.

When determining whether there has been a significant increase in credit risk, the Company compares the risk of default on initial recognition and at the reporting date.

Regardless of the assessment of credit risk, a 30-day period of default triggers the definition of significant increase in credit risk on a financial asset, unless otherwise demonstrated by reasonable and supportable information, such as the existence of contractual or financial guarantees, which have the potential to influence credit risk, thus affecting the application of the risk matrix percentages.

The Company assumes that the credit risk on the trade receivable has not increased significantly since initial recognition if the receivable is considered to have low credit risk at the reporting date. Low credit risk is determined based on external credit ratings or internal methodologies.

In the absence of controversy or other issues that may result in the suspension of collection, the Company assumes that a default occurs whenever the counterparty does not comply with the legal obligation to pay its debts when due or, depending on the instrument, when it is at least 90 days past due.

15.	Inventories
	12.31.2024	12.31.2023
Crude oil	2,645	3,375
Oil products	2,161	2,196
Intermediate products	424	635
Natural gas and Liquefied Natural Gas (LNG)	101	78
Biofuels	22	13
Fertilizers	1	1
Total products	5,354	6,298
Materials, supplies and others	1,356	1,383
Total	6,710	7,681

Crude oil can be traded or used for production of oil products.

Oil products mainly include diesel, gasoline, jetfuel and naphta, and are generally traded.

Intermediate products are those product streams that have been through at least one of the refining processes, but still need further treatment, processing or converting to be available for sale.

Natural gas is initially processed, and its derivatives are subsequently traded or transferred to thermoelectric power plants and refineries, while LNG can be traded or converted to natural gas.

Biofuels mainly include ethanol and biodiesel inventories.

Materials, supplies and others mainly comprise production supplies and operating materials used in the operations of the Company, stated at the average purchase cost, not exceeding replacement cost.

In 2024, the Company recognized a US$ 42 reversal of cost of sales, adjusting inventories to net realizable value (a US$ 7 reversal of cost of sales in 2023), primarily due to changes in international prices of crude oil and oil products.

At December 31, 2024, the Company had pledged crude oil and oil products volumes as collateral for the Term of Financial Commitment (TFC) related to Pension Plans PPSP-R, PPSP-R Pre-70 and PPSP-NR Pre-70 signed by Petrobras and Fundação Petrobras de Seguridade Social – Petros Foundation in 2008, in the estimated amount of US$ 761 (US$ 986 at December 31, 2023).

Accounting policy for inventories

34

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Inventories are determined by the weighted average cost method adjusted to the net realizable value when it is lower than their carrying amount.

Net realizable value is the estimated selling price of inventory in the ordinary course of business, less estimated cost of completion and estimated expenses to complete its sale, considering the purpose for which the inventories are held. Inventories with identifiable sales contracts have a net realizable value based on the contracted price, as, for example, in offshore operations (without physical tanking, with loading onto the ship and direct unloading at the customer) or auctions. Other items in inventory have a net realizable value based on general selling prices, considering the most reliable evidence available at the time of the estimate.

The net realizable value of inventories is determined by grouping similar items with the same characteristic or purpose. Changes in sales prices after the reporting date of the financial statements are considered in the calculation of the net realizable value if they confirm the conditions existing on that reporting date.

16.	Trade payables
	12.31.2024	12.31.2023
Third parties in Brazil	3,657	3,624
Third parties abroad	2,409	1,176
Related parties	16	13
Total	6,082	4,813

Forfaiting

The Company has a program to encourage the development of the oil and gas production chain called “Mais Valor” (More Value), operated by a partner company on a 100% digital platform.

By using this platform, the suppliers who want to anticipate their receivables may launch a reverse auction, in which the winner is the financial institution which offers the lowest discount rate. The financial institution becomes the creditor of invoices advanced by the supplier, and Petrobras pays the invoices on the same date and under the conditions originally agreed with the supplier.

Invoices are advanced in the “Mais Valor” program exclusively at the discretion of the suppliers and do not change the terms, prices and commercial conditions contracted by Petrobras with such suppliers, as well as it does not add financial charges to the Company, therefore, the classification is maintained as Trade payables in Statements of Cash Flows (Cash flows from operating activities).

As of December 31, 2024, the balance advanced by suppliers, within the scope of the program, is US$ 134 (US$ 110 as of December 31, 2023) and has a payment term from 7 to 92 days and a weighted average term of 58 days (payment term from 7 to 92 days and a weighted average term of 57 days in 2023), after the contracted commercial conditions have been met.

35

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

17.	Taxes
17.1.	Income taxes

Current taxes

	Current assets		Current liabilities		Non-current liabilities
	12.31.2024	12.31.2023	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Taxes in Brazil
Income taxes (1)	405	199	698	989	330	−
Income taxes - Tax settlement programs	−	−	49	58	200	299
	405	199	747	1,047	530	299
Taxes abroad	6	19	653	253	−	−
Total	411	218	1,400	1,300	530	299
(1) It includes uncertain tax treatments (see note 17.1).

Income taxes are calculated based on a 15% rate plus additional 10% on the taxable income for the IRPJ, and 9% on taxable income for the CSLL, considering the offset of tax loss carryforwards and negative basis of the CSLL, limited to 30% of the taxable income of the year. As of 2015, due to the release of Law No. 12,973/2014, the net income obtained abroad by a direct or indirect subsidiary, or by an associated company, adjusted by dividends and by the result of equity accounted investments, multiplied by the income taxes rates existing in Brazil, comprise the income taxes expenses.

Income taxes assets refer mainly to tax credits resulting from the monthly process for estimation and payment of income taxes, in addition to the negative balance of IRPJ and CSLL related to 2017, 2018, 2019 and 2021. Income taxes within current liabilities refer to the current portion of IRPJ and CSLL to be paid.

Tax settlement programs mainly relate to a notice of deficiency issued by the Brazilian Federal Revenue Service due to the treatment of expenses arising from the Terms of Financial Commitment (TFC). These amounts are deductible in determining taxable profit for the calculation of income taxes. The payment term is 145 monthly installments, indexed by the Selic interest rate, as of January 2018.

Reconciliation between statutory income tax rate and effective income tax rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

36

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	2024	2023	2022
Net income before income taxes	11,142	35,396	53,525
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(3,787)	(12,036)	(18,197)
Adjustments to arrive at the effective tax rate:
Tax benefits from the deduction of interest on capital distributions	1,319	1,329	1,234
Different jurisdictional tax rates for companies abroad	969	579	822
Brazilian income taxes on income of companies incorporated outside Brazil (1)	(502)	(530)	(763)
Tax incentives	101	303	187
Effects of the global minimum tax	(91)	-	-
Internal transfer prices adjustments for operations between related parties abroad (2)	(92)	-	-
Tax loss carryforwards (unrecognized tax losses) (3)	93	23	221
Enrollment in the tax settlement program (4)	(145)	-	-
Post-employment benefits (5)	(1,280)	(348)	(394)
Results of equity-accounted investments in Brazil and abroad	(233)	(88)	87
Non-incidence of income taxes on indexation (SELIC interest rate) of undue paid taxes	113	54	33
Others	(2)	313	-
Income taxes	(3,537)	(10,401)	(16,770)
Deferred income taxes	4,046	(876)	(906)
Current income taxes	(7,583)	(9,525)	(15,864)
Effective tax rate of income taxes	31.7%	29.4%	(31.3)%
(1) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(2) Law 14,596/23 effective as of January 1, 2024.
(3) In 2024, Petrobras recognized a tax loss and a negative basis of the CSLL of a subsidiary in the amount of US$ 53, within the scope of the incentivized self-regulation program for taxes administered by the Federal Revenue of Brazil (Law No. 14.740/23 and RFB Normative Instruction No. 2.168/23), to settle a debt amounting to US$ 112, with a US$ 59 down payment.
(4) It arises from non-deductible expenses with fines related to the enrollment to the tax settlement program. For more information, see note 17.3.
(5) It includes uncertain tax treatments (see note 17.1.1).

Deferred income taxes - non-current

The changes in the deferred income taxes are presented as follows:

	2024	2023
Opening balance	(9,945)	(5,918)
Recognized in the statement of income for the period	4,046	(876)
Recognized in shareholders’ equity	3,920	(2,559)
Translation adjustment	1,439	(602)
Use of tax loss carryforwards	(6)	-
Others	(2)	10
Closing balance	(548)	(9,945)

The composition of deferred tax assets and liabilities is set out in the following table:

37

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Nature	Realization basis	12.31.2024	12.31.2023
PP&E - Exploration and decommissioning costs	Depreciation, amortization and write-offs of assets	(6,286)	(6,296)
PP&E - Impairment	Amortization, impairment reversals and write-offs of assets	3,462	4,203
PP&E - Right-of-use assets	Depreciation, amortization and write-offs of assets	(8,518)	(9,369)
PP&E - depreciation methods and capitalized borrowing costs	Depreciation, amortization and write-offs of assets	(16,043)	(18,784)
Loans, trade and other receivables / payables and financing	Payments, receipts and considerations	2,636	(2,479)
Leasings	Appropriation of the considerations	10,829	9,240
Provision for decommissioning costs	Payments and use of provisions	9,118	8,010
Provision for legal proceedings	Payments and use of provisions	818	954
Tax loss carryforwards	Taxable income compensation	976	1,140
Inventories	Sales, write-downs and losses	424	411
Employee Benefits	Payments and use of provisions	1,191	2,036
Others		845	989
Total		(548)	(9,945)
Deferred tax assets		922	965
Deferred tax liabilities		(1,470)	(10,910)

Timing of reversal of deferred income taxes

Deferred tax assets were recognized based on projections of taxable profit in future periods supported by the assumptions within the Company’s Business Plan 2025-2029, whose pillars are the preservation of financial strength, financial and environment resilience of projects, and focus on value creation.

Management considers that the deferred tax assets will be realized to the extent the deferred tax liabilities are reversed and expected taxable events occur based on its Business Plan 2025-2029.

The estimated schedule of recovery/reversal of net deferred tax assets and liabilities as of December 31, 2024 is set out in the following table:

	Assets	Liabilities
2025	125	(635)
2026	53	(1,070)
2027	56	(809)
2028	76	685
2029	64	705
2030 and thereafter	548	2,594
Recognized deferred tax assets	922	1,470

In addition, the Company has tax loss carryforwards arising from offshore subsidiaries, for which no deferred taxes were recognized.

		Assets
	12.31.2024	12.31.2023
Brazil	4	368
Abroad	635	780
Unrecognized deferred tax assets	639	1,148

These unrecognized deferred tax assets arise mainly from subsidiaries operating in the oil and gas exploration and production and refining activities in the United States.

An aging of the unrecognized deferred tax assets from companies abroad is set out below:

	2026-2029	2030-2032	2033-2035	2036-2038	Undefined expiration	Total
Unrecognized deferred tax assets	14	147	292	130	52	635

38

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

17.1.1.	Uncertain tax treatments on income taxes

As of December 31, 2024, the Company has US$ 767 (US$ 330 as of December 31, 2023) of uncertain tax treatments, provisioned in the statement of financial position, mainly related to the deduction of amounts paid in the basis of calculation of income taxes in Brazil, as well as to the incidence of Corporate Income Tax (CIT) on transactions abroad, related to judicial and administrative proceedings. In addition, the Company has US$ 5,395 of uncertain tax treatments (US$ 6,982 as of December 31, 2023), unprovisioned, in Brazil and abroad, on income taxes related to judicial and administrative proceedings (see note 19.3).

As of December 31, 2024, the Company has other positions that can be considered as uncertain tax treatments on income taxes amounting to US$ 4,274 (US$ 4,063 as of December 31, 2023), given the possibility of different interpretation by the tax authority. These uncertain tax treatments are supported by technical assessments and tax risk assessment methodology. Therefore, Petrobras believes that such positions are likely to be accepted by the tax authorities (including judicial courts).

Thus, as of December 31, 2024, the total amount of uncertain tax treatments amounts to US$ 10,436 (US$ 11,375 as of December 31, 2023), for which Petrobras will continue to defend its position.

Accounting policy for income taxes

The Company calculates income taxes in accordance with current legislation and applying the rates in effect at the end of reporting period. Income taxes expense for the period are recognized in the statement of income of the period, except when the tax arises from a transaction or event which is recognized directly in equity.

a)	Current income taxes

Current income taxes are offset when they relate to income taxes levied on the same taxable entity and by the same tax authority, when there is a legal right and the entity has the intention to set off current tax assets and current tax liabilities, simultaneously.

Uncertain tax treatments are periodically assessed, considering the probability of acceptance by the tax authority.

b)	Deferred income taxes

Deferred income taxes are generally recognized on temporary differences between the tax base of an asset or liability and its carrying amount. They are measured at the tax rates that are provided for in the specific legislation to apply to the period when the asset is realized or the liability is settled.

Deferred tax assets and liabilities are recognized for all deductible temporary differences and carryforward of unused tax losses or credits to the extent that it is probable that taxable profit will be available against which those deductible temporary differences can be utilized. When there are insufficient taxable temporary differences relating to the same taxation authority and the same taxable entity, a deferred tax is recognized to the extent that it is probable that the entity will have sufficient taxable profit in future periods, based on projections approved by management and supported by the Company’s Strategic Plan.

Deferred tax assets and liabilities are offset when they relate to income taxes levied on the same taxable entity, when a legally enforceable right to set off current tax assets and current tax liabilities exists and when the deferred tax assets and deferred tax liabilities relate to taxes levied by the same tax authority on the same taxable entity.

39

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

17.2.	Other taxes
	Current assets		Non-current assets		Current liabilities		Non-current liabilities (1)
	12.31.2024	12.31.2023	12.31.2024	12.31.2023	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Taxes in Brazil
Current / Non-current ICMS (VAT)	461	592	599	607	916	1,032	−	−
Current / Non-current PIS and COFINS (2)	1,043	304	2,044	2,876	373	265	134	141
Claim to recover PIS and COFINS	−	−	590	733	−	−	−	−
Production taxes	−	−	−	−	1,509	2,094	87	145
Withholding income taxes	−	−	−	−	294	272	−	−
Others	45	58	344	290	169	443	80	90
Total in Brazil	1,549	954	3,577	4,506	3,261	4,106	301	376
Taxes abroad	6	6	24	10	23	60	−	−
Total	1,555	960	3,601	4,516	3,284	4,166	301	376
(1) Other non-current taxes are classified within other non-current liabilities in the statement of financial position.
(2) At December 31, 2024, current assets comprises deferred PIS and COFINS amounts reclassified from non-current assets, as well as tax credits arising from the enrollment to the tax settlement program (see note 17.3).

Current and non-current ICMS (VAT) credits arise from requests for extemporaneous and overpaid tax, offset in accordance with the legislation of each state. They also arise on the acquisition of assets for property, plant and equipment, which are offset in a straight line over 4 years.

Current and non-current PIS/COFINS credits mainly refer to the acquisition of goods and services for assets under construction, since their use is permitted only after these assets enter into production. These credits also refer to extemporaneous tax credits requested to the Brazilian Federal Revenue Service from 2017 to 2024, for which the Company has been filing lawsuits to speed up the analysis by the Brazilian Federal Revenue Service, of which the amount of US$ 62 was allowed and used in the basis of calculation of PIS and COFINS for 2024.

Production taxes are financial compensation due by companies that explore and produce oil and natural gas in Brazilian territory. They are composed of royalties, special participations, signature bonuses and payment for retention or occupation of area. They include the amounts referring to an agreement with the ANP to close a legal proceeding involving the recalculation of royalties and special participations relating to oil production in the Jubarte field, from August 2009 to February 2011 and from December 2012 to February 2015.

Claim to recover PIS and COFINS

The Company filed civil lawsuits against the Brazilian Federal Government, claiming to recover PIS and COFINS paid over finance income and foreign exchange variation gains, from February 1999 to January 2004.

The court granted to the Company, in all the lawsuits, the definitive right to recover those taxes. Regarding two actions relating to Petroquisa, a former subsidiary that had been incorporated by the Company, the corresponding amounts were paid by the Brazilian Federal Government in previous years. In relation to the two remaining cases, both had rulings by the court favorable to the Company and, in one of them, the Brazilian Federal Government has already expressed its agreement and there was a decision in favor of the Company, still subject to appeal. Regarding the other lawsuit, there is no court decision at this point.

17.3.	Enrollment to the tax settlement program

In June 2024, Petrobras enrolled to a Transaction Notice published in the same month by the Attorney General's Office of the Brazilian National Treasury (PGFN) and the Brazilian Federal Revenue (RFB), for the settlement of relevant litigation related to the taxation of remittances abroad, arising from the bipartition of the legal transaction agreed in a chartering contract for vessels and platforms, and in another contract for services.

The Transaction Notice provided for the settlement of debts under dispute relating to the taxation of CIDE, PIS and COFINS, from 2008 to 2013, whose updated amount on June 28, 2024, date of the enrollment, was US$ 8,087. For more information on the balance of the contingent liability related to the taxation of remittances abroad, which includes the debts relating to the taxation of CIDE, PIS and COFINS, see note 19.3.

The enrollment to this program brings economic benefits, as continuing the discussions would require further financial effort to provide and maintain judicial guarantees related to the Negotiated Legal Proceeding (NJP) agreed with the PGFN, in addition to other procedural costs and expenses.

40

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The Transaction Notice provided for a 65% discount on the debt in Brazilian reais, after the conversion of related judicial deposits into definitive payment. Therefore, on the enrollment date, the Company recognized a US$ 3,571 liability in the statement of financial position, within other taxes payable, relating to CIDE, PIS, and COFINS. The settlement of this tax liability is defined as follows:

12.31.2024
Enrollment to the program	3,571
Use of judicial deposits	(1,197)
Use of tax credits	(233)
Indexation to the Selic interest rate	47
Down payment and monthly installments	(2,154)
Translation adjustment	(34)
Balance at December 31, 2024	−

As part of this tax transaction is related to projects in which the Company operates in partnership in E&P consortia, Petrobras started negotiations with its partners for the reimbursement of the corresponding amounts to their respective interests, in the expected amount of US$ 476, which were recognized and received in 2024.

Effects or the tax transaction in the statement of income

Jan-Dec/2024
Principal and fines	1,640
Indexation to the SELIC interest rate as of the enrollment	2,043
Total debt enrolled in the tax settlement program (1)	3,683
PIS and COFINS tax credits after enrolling the program (2)	(538)
Use of tax loss carryforwards	(240)
Indexation to the Selic interest rate of Judicial deposits, taxes over tax credits and others	289
Income taxes (3)	(932)
Effect in the statement of income	2,262
Reimbursements approved by partners in joint ventures until December 31, 2024	(476)
Income taxes (3)	143
Total effect on the statement of income	1,929
Other taxes	669
Net finance income (expense)	2,050
Income taxes	(789)
Total effect on the statement of income	1,930
(1) Amounts differ from the previous table due to different exchange rates on translation of liabilities (closing exchange rate) and income and expenses (average exchange rate).
(2) It arises from the debts included in the tax transaction, after discount applied, as provided for in the transaction notice, recognized in the statement of financial position, within other recoverable taxes, and used in the calculation of these taxes for January and February 2025.
(3) Tax effects resulting from the tax transaction.

17.4.	Global Minimum Tax (Pillar II)

In December 2021, the Organization for Economic Cooperation and Development (OECD) released the Pillar II model rules to ensure that multinationals companies with annual revenues exceeding €750 million pay a minimum 15% tax on income in each jurisdiction where they operate (Global Minimum Tax).

The Pillar II provides that, if the Parent Entity is located in a jurisdiction that has not implemented these set of rules, this tax will be levied on the next entity in the organizational structure (Intermediate Parent Entity) located in a jurisdiction that has implemented it, following a top-down approach.

The Netherlands and Spain enacted new tax legislation to implement the Pillar II rules, effective January 2024. Singapore also implemented it, effective January 2025.

Brazil has implemented the Domestic Minimum Top-up Tax, effective January 2025, known as "additional to CSLL", applicable only to Brazilian companies. Petrobras is in the process of assessing if there is any exposure arising from this legislation and expects to complete the assessment during 2025.

41

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Considering that, in 2024, Brazil had not implemented any Top-up tax legislation and following the top-down approach, Petrobras was subject to the Top-up Tax through its Intermediate Parent Entity, Petrobras International Braspetro B.V. (PIBBV), based in the Netherlands. Thus, in 2024, a US$ 94 Top-up expense was recognized within income taxes, related to the Netherlands jurisdiction, where the effective tax rate did not reach the minimum 15% threshold provided for the Pillar II legislation. No material tax liability is expected in the other jurisdictions where the PIBBV has investments.

Petrobras applied the temporary relief of deferred tax assets or liabilities arising from this new taxation, permitted by the amendments to the IAS 12 - Income taxes. Accordingly, the Top-up income taxes are recognized as current income taxes when incurred, without recognizing deferred tax assets or liabilities related to the Pillar II.

18.	Employee benefits

Employee benefits are all forms of consideration given by the Company in exchange for service rendered by employees or for the termination of employment. It also includes expenses with directors and management. Such benefits include salaries, post-employment benefits, termination benefits and other benefits.

	12.31.2024	12.31.2023
Liabilities
Short-term employee benefits	1,517	1,986
Termination benefits	72	143
Post-employment benefits	11,398	16,382
Total	12,987	18,511
Current	2,315	2,932
Non-current	10,672	15,579

18.1.	Short-term employee benefits
	12.31.2024	12.31.2023
Profit sharing	384	605
Performance award program	349	464
Accrued vacation	519	574
Salaries and related charges and other provisions	265	343
Total	1,517	1,986
Current	1,486	1,944
Non-current (1)	31	42
(1) Remaining balance relating to the four-year deferral of the PPP portion of executive officers and the upper management.

The Company recognized the following amounts in the statement of income:

Expenses recognized in the statement of income	2024	2023	2022
Salaries, accrued vacations and related charges	(3,652)	(3,478)	(3,006)
Management fees and charges	(14)	(14)	(14)
Variable compensation programs (1)	(932)	(1,011)	(678)
Performance award program (2)	(468)	(416)	(547)
Profit sharing (2)	(464)	(595)	(131)
Total	(4,598)	(4,503)	(3,698)
(1) It includes adjustments to provisions related to previous years.
(2) Amount recognized as other income and expenses - see note 11.

18.1.1.	Variable compensation programs

The Company recognizes the contribution of employees to the results achieved through two programs: Profit sharing and results sharing and Performance award program.

42

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

For 2024, the variable compensation programs are limited to 5% of the adjusted EBITDA.

Profit Sharing (Participações nos lucros ou resultados - PLR)

Profit sharing (PLR) is a variable remuneration mechanism that aims to share the Company's results with its employees. From 2023, considering the change implemented in the Company's variable compensation programs, the PLR also included employees with managerial functions, becoming the main variable compensation program of the Company.

For the payment of PLR (approved by the Secretariat of Management and Governance of State-owned Companies - SEST), the Company needs to meet the following triggers:

•	Declaration and payment of distribution to shareholders approved by the Company’s Board of Directors;
•	Net income for the year and achieving at least 80% of the weighted average of a set of proposed indicators;
•	The total amount is limited to the lower of 6.25% of the net income and to 25% of the dividends distributed to shareholders. In 2024, the PLR calculated corresponded to 6.19% of the net income of the year, according to the average percentage of achievement of the indicators.

In relation to the PLR, in 2024, the Company:

•	Settled US$ 577, considering the agreement and individual limits according to their remuneration.
•	Provisioned US$ 464 referring to 2024 (US$ 591 in 2023), recorded in other income and expenses.

Performance award program (Programa de Prêmio por Desempenho - PRD)

The PRD intends to recognize the effort and individual performance of each employee to achieve the Company’s results. The amounts to be paid to each employee continues to be defined by the achievement of the key metrics (which currently are Delta Valor Petrobras - VALOR, Greenhouse Gas Emissions Target Achievement Indicator - IAGEE, and Indicator of Commitment to the Environment - ICMA) and of the individual goals (performance management score for all employees, with exception of executive managers, for whom the scorecard of their respective departments will be considered).

The PRD establishes that, in order to trigger this payment, it is necessary to have a declaration and payment of distribution to shareholders approved by the Company’s Board of Directors, as well as net income for the year. The total amount is limited to a percentage of the net income or the Adjusted EBITDA for the year (a non-GAAP measure defined as net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment of assets; results on disposal/write-offs of assets; and results from co-participation agreements in bid areas). This program was revised in 2023, replacing the Programa de Prêmio por Performance (PPP), to complement the PLR.

In relation to the PRD, in 2024, the Company:

•	Settled US$ 498, of which US$ 412 in relation to 2023, since the metrics relating to the Company’s and individual performance were achieved in that year, and US$ 86 as an advance made in December 2024 relating to the program for 2024;
•	Provisioned US$ 468 referring to 2024 (US$ 415 for the same period of 2023), recorded in other income and expenses, including variable compensation programs from consolidated companies.

Accounting policy for variable compensation programs (PLR and PRD)

The provisions for variable compensation programs are recognized on an accrual basis, during the periods in which the employees provided services. They represent the estimates of future disbursements arising from past events, based on the criteria and metrics of the PRD and PLR, provided that the requirements for activating these programs are met and that the obligation can be reliably estimated.

18.2.	Termination benefits

Termination benefits are employee benefits provided in exchange for the termination of labor contract as a result of either: i) the Company’s decision to terminate the labor contract before the employee’s normal retirement date; or ii) an employee’s decision to accept an offer of benefits in exchange for the termination of their employment.

43

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Voluntary severance programs

The Company has voluntary severance programs (PDV), specific for employees of the corporate segment and of divestment assets, which provide for the same legal and indemnity advantages. These programs are currently closed for enrollment.

Recognition of the liability and the expense for termination benefits occur as employees enroll to the programs.

The Company disburses the severance payments in two installments, one at the time of termination and the remainder one year after the termination.

As of December 31, 2024, termination liabilities amounts to US$ 72, relating to 743 employees enrolled in voluntary severance programs with expected termination by December 2027, in addition to the second installment of 23 retired employees.

18.3.	Post-employment benefits

The Company maintains a health care plan for its employees in Brazil (active and retiree) and their dependents (Saúde Petrobras - AMS), and five other major plans of post-employment benefits (collectively referred to as “pension plans”).

The following table presents the balance of post-employment benefits:

	12.31.2024	12.31.2023
Liabilities
Health Care Plan - Saúde Petrobras	7,499	9,662
Petros Pension Plan - Renegotiated (PPSP-R)	2,289	4,221
Petros Pension Plan - Non-renegotiated (PPSP-NR)	779	1,338
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pre 70)	395	519
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pre 70)	379	461
Petros 2 Pension Plan (PP-2)	57	181
Total	11,398	16,382
Current	808	907
Non-current	10,590	15,475

18.3.1.	Nature and risks associated with defined benefit plans

Health Care Plan

The health care plan Saúde Petrobras – AMS is managed and run by Petrobras Health Association (Associação Petrobras de Saúde – APS), a nonprofit civil association, and includes prevention and health care programs. The plan offers assistance to all employees, retirees, pensioners and eligible family members, according to the rules of the plan and in the Collective Bargaining Agreement (ACT) and is open to new employees.

Sponsored by Petrobras, Transpetro, PBIO, TBG and Termobahia, this plan is primarily exposed to the risk of increase in medical costs due to inflation, new technologies, new types of coverage and an increase in the utilization of medical benefits. The Company continuously improves the quality of its technical and administrative processes, as well as the health programs offered to beneficiaries in order to mitigate such risks.

Employees, retirees and pensioners make monthly fixed contributions to cover high-risk procedures and variable contributions for the cost of medical procedures, both based on the contribution tables of the plan, which are determined based on certain parameters, such as salary and age levels. The plan also includes assistance towards the purchase of certain medicines through reimbursement or acquisition and home delivery, with co-participation of beneficiaries.

Benefits are paid by the Company based on the costs incurred by the beneficiaries. The financial participation of the Company and the beneficiaries on the expenses are provided for in the plan rules and in the ACT, being 60% by the Company and 40% by the participants until March 31, 2024.

As provided in clause 37, paragraph 2 of the ACT, if the resolutions No. 42/2022 and No. 49/2023 of the Commission on Corporate Governance and the Administration of Corporate Holdings of the Brazilian Federal Government (Comissão de Governança Corporativa e de Administração de Participações Societárias da União – CGPAR) were revoked or amended, allowing adjustments in the cost-sharing of health care plans, the Company and the labor unions would discuss a new cost-sharing arrangement, in order to minimize the impact on the income of its beneficiaries.

44

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

On April 26, 2024, the aforementioned resolutions were revoked and, for this reason, the Company and the unions entered into an agreement, in June 2024, via amendment to the current collective bargaining agreement, to resume the costing relationship previously practiced, with 70% covered by Petrobras and 30% by the beneficiaries, effective since April 2024. Due to this change, the Company carried out an intermediate remeasurement of the actuarial liabilities of this plan.

Intermediate remeasurement on the health care plan

The intermediate remeasurement of this post-employment plan made in June 2024 resulted in a US$ 23 increase in actuarial liabilities, as follows: (i) a US$ 1,291 expense within other income and expenses, due to the change in the benefit costing; (ii) a US$ 1,265 gain within other comprehensive income due to the revision of actuarial assumptions, mainly the increase in the discount rate applied to the actuarial liability, from 5.45% as of December 31, 2023 to 6.48% as of June 30, 2024, and to the reduction in the estimated changes in medical and hospital costs, from 13.11% as of December 31, 2023 to 12.70% as of June 30, 2024; and (iii) a US$3 gain within translation adjustments.

The other actuarial assumptions used to carry out the intermediate remeasurement in the second quarter of 2024 had no change in relation to those used in the annual remeasurement made as of December 31, 2023.

Annual revision of the health care plan

At December 31, 2024, this obligation was revised using the updated actuarial assumptions, which results are shown in note 18.3.2.

Pension plans

The Company’s post-retirement plans are managed by Petros Foundation (Fundação Petrobras de Seguridade Social), a nonprofit legal entity governed by private law with administrative and financial autonomy.

Pension plans in Brazil are regulated by the National Council for Supplementary Pension (Conselho Nacional de Previdência Complementar – CNPC), which establishes all guidelines and procedures to be adopted by the plans for their management and relationship with stakeholders.

Petros Foundation periodically carries out revisions of the plans and, when applicable, establishes measures aiming at maintaining the financial sustainability of the plans.

The net obligation with pension plans recorded by the Company is measured in accordance with the requirements of IFRS which has a different measurement methodology to that applicable to pension funds in Brazil, which are regulated by the CNPC.

The main difference between these methodologies is that, in the CNPC criterion, Petros Foundation considers the future cash flows of normal and extraordinary sponsor’s contributions, discounted to present value, while the Company considers these cash flows as they are realized. In addition, Petros Foundation sets the real interest rate based on profitability expectations and on parameters set by PREVIC - Superintendência Nacional de Previdência Complementar (National Supplementary Pension Authority), while the Company uses a rate that combines the maturity profile of the obligations with the yield curve of government bonds. Regarding the plan assets, Petros Foundation marks government bonds at market or on the curve, while the Company marks them at market value.

The major post-retirement pension benefits sponsored by the Company are:

•	Petros Plan - Renegotiated (PPSP-R);
•	Petros Plan - Renegotiated - Pre-70 (PPSP-R Pre-70);
•	Petros Plan - Non-renegotiated (PPSP-NR);
•	Petros Plan - Non-renegotiated - Pre-70 (PPSP-NR Pre-70);
•	Petros 2 Plan (PP-2); and
•	Petros 3 Plan (PP-3)

PPSP-R, PPSP-NR, PPSP-R Pre-70, PPSP-NR Pre-70 and PP-3 are sponsored by Petrobras, and PP-2 by Petrobras, Transpetro, PBIO, TBG, Termobahia and Termomacaé.

45

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The PPSP-R and PPSP-NR were created in 2018 as a split of Petros Plan (PPSP) originally established by the Company in July 1970. On January 1, 2020, PPSP-R Pre-70 and PPSP-NR Pre-70 were created as a split of PPSP-R and PPSP-NR, respectively.

Pension plans supplement the income of their participants during retirement, in addition to guaranteeing a pension for the beneficiaries in case of the death of a participant. The benefit consists of a monthly income supplementing the benefit granted by the Brazilian Social Security Institute.

46

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The following table provides other characteristics of these plans:

	PPSP-R	PPSP-R	PPSP-NR	PPSP-NR	PP-2	PP-3
		Pre-70		Pre-70
Modality	Defined Benefit	Defined Benefit	Defined Benefit	Defined Benefit	Variable Contribution (defined benefit and defined contribution portions)	Defined Contribution
Participants of the plan	Generally covers employees and former employees who joined the company after 1970 that agreed with changes proposed by the Company in its original pension plan (P0) and amendments.

Generally covers employees and former employees hired prior to July 1, 1970, who enrolled in the P0 until January 1, 1996 and remained continuously linked to the original sponsor obtaining the condition of assisted.

			Generally covers employees and former employees who joined the company after 1970 that did not agree with changes proposed by the Company in its original pension plan (P0) and amendments	Generally covers employees and former employees hired prior to July 1, 1970, who enrolled in the P0 until January 1, 1996 and remained continuously linked to the original sponsor obtaining the condition of assisted and did not agreed with changes in in its original pension plan (P0) and amendments.	This Plan was established in 2007, covering employees and former employees coming from new contests that moved from other existing plans.	This plan was implemented in 2021, exclusive option for voluntary migration of employees and retirees from the PPSP-R and PPSP-NR plans.
New enrollments	Closed	Closed	Closed	Closed	Open	Closed
Retirement payments	Lifetime monthly payments supplementing the benefit granted by the Brazilian National Institute of Social Security.				Lifetime defined benefit monthly payments or non- defined benefit monthly payments in accordance with the participant's election.	Undefined benefit with monthly payments, in accordance with the participant election.
Other general benefits	Lump sum death benefit (insured capital) and monthly payments related to the following events: death, disability, sickness, and seclusion.					Lump sum death benefit (insured capital) and monthly payments related to the following events: death, disability, sickness, and seclusion.
Indexation of Retirement payments by the plan	Based on the Nationwide Consumer Price Index.		Based on the current index levels applicable to active employees’ salaries and the indexes set out by the Brazilian National Institute of Social Security.		Lifetime defined benefit monthly payments: based on the Nationwide Consumer Price Index.	Undefined benefit monthly payments: based on the variation of individual account quota.
					Undefined benefit monthly payments: based on the variation of the individual account quota.	Undefined benefit monthly payments: based on the variation of individual account quota.
Parity contributions made by participants and the Company to the plans	It is comprised of:	It is comprised of:	It is comprised of:	It is comprised of:	It is comprised of:	Regular parity contributions during the employment relationship, saving for the undefined benefit, accumulated in individual accounts
	i) normal contributions that cover expected cost of the plans in the long term; and	normal contributions that cover expected cost of the plans in the long term.	i) normal contributions that cover expected cost of the plans in the long term; and	normal contributions that cover expected cost of the plans in the long term.	i) normal contributions that cover expected cost of the plans in the long term; and
	ii) extraordinary contributions that cover additional costs that are generally derived from actuarial deficits.	Participants are exempt from paying any extraordinary contributions in case of deficit until the settlement of the TFC.	ii) extraordinary contributions that cover additional costs that are generally derived from actuarial deficits.	Participants are exempt from paying any extraordinary contributions in case of deficit until the settlement of the TFC.	ii) extraordinary contributions that cover additional costs derived from actuarial deficits (as provided for in the plan rules for the defined benefit portion of the plan.

47

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Deficit Settlement Plan (PED) (1)	Petros' Foundation Deliberative Council approved a plan to settle the deficit registered by the PPSP-R in 2021. On April 1, 2023, this plan was implemented, following a favorable decision held on March 17, 2023 by the SEST.	N/A	Petros' Foundation Deliberative Council approved a plan to settle the deficit registered by the PPSP-NR in 2022. On April 1, 2024, this plan was implemented, following a favorable decision held on April, 09, 2024 by the SEST.	N/A	N/A	N/A
Debt Assumption Instrument relating to Deficit Settlement Plan 2015 (PED 2015) - referring these contributions were not previously made due to court injunctions. Amounts to be paid to Petros Foundation (1).	Financial obligations with a principal amounting to US$89 at 12/31/2024.	N/A	Financial obligations with a principal amounting to US$32 at 12/31/2024.	N/A	N/A	N/A
Terms of Financial Commitment - TFC (debt agreements) assumed by the Company to settle the deficits. Amounts to be paid to Petros Foundation (1)	Financial obligations amounting to US$93 at 12/31/2024.	Financial obligations amounting to US$475 at 12/31/2024.	Financial obligations settled early in 2021.	Financial obligations amounting to US$410 at 12/31/2024.	N/A	N/A
Annually remeasured in accordance with actuarial assumptions, with semi-annual payment of interest based on the updated balance and maturing in 2028.
(1) This obligation is recorded in these financial statements, within actuarial liabilities.

18.3.2.	Net actuarial liabilities and expenses, and fair value of plans assets
a)	Changes in the actuarial liabilities recognized in the statement of financial position

Net actuarial liabilities represent the obligations of the Company, net of the fair value of plan assets (when applicable), at present value.

For information on actuarial assumptions used to determine the defined benefit obligation, see the table in Note 18.3.6.

Changes in the actuarial liabilities related to pension and healthcare plans with defined benefit characteristics is presented as follows:

					2024
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Amounts recognized in the Statement of Financial Position
Present value of obligations	9,992	3,233	874	7,498	21,597
( -) Fair value of plan assets	(7,308)	(2,075)	(816)	−	(10,199)
Net actuarial liability as of December 31, 2024	2,684	1,158	58	7,498	11,398
Changes in the net actuarial liability
Balance as of January 1, 2024	4,740	1,799	181	9,662	16,382
Recognized in the Statement of Income	399	153	13	2,369	2,934
Past service cost (2)	−	−	−	1,291	1,291
Current service cost	10	2	−	198	210
Net interest	389	151	13	880	1,433
Recognized in Equity - other comprehensive income	(1,053)	(281)	(84)	(1,861)	(3,279)
(Gains)/losses arising from the remeasurement (2)	(1,053)	(281)	(84)	(1,861)	(3,279)
Cash effects	(382)	(121)	(13)	(485)	(1,001)
Contributions paid	(355)	(108)	(13)	(485)	(961)
Payments related to Term of financial commitment (TFC)	(27)	(13)	−	−	(40)
Other changes	(1,020)	(392)	(39)	(2,187)	(3,638)
Translation Adjustment	(1,020)	(392)	(39)	(2,187)	(3,638)
Balance at December 31, 2024	2,684	1,158	58	7,498	11,398
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) It includes effects of the intermediate remeasurement on the health care plan, which changed the benefit costing.

48

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

					2023
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Amounts recognized in the Statement of Financial Position
Present value of obligations	14,941	4,806	1,357	9,662	30,766
( -) Fair value of plan assets	(10,201)	(3,007)	(1,176)	−	(14,384)
Net actuarial liability as of December 31, 2023	4,740	1,799	181	9,662	16,382
Changes in the net actuarial liability
Balance as of January 1, 2023	3,890	1,380	163	5,813	11,246
Recognized in the Statement of Income	490	169	30	853	1,542
Current service cost	11	2	10	144	167
Net interest	479	167	20	709	1,375
Recognized in Equity - other comprehensive income	433	253	(14)	2,902	3,574
(Gains)/losses arising from the remeasurement (2)	433	253	(14)	2,902	3,574
Cash effects	(385)	(115)	(12)	(415)	(927)
Contributions paid	(357)	(103)	(12)	(415)	(887)
Payments related to Term of financial commitment (TFC)	(28)	(12)	−	−	(40)
Other changes	312	112	14	509	947
Others	−	−	−	1	1
Translation Adjustment	312	112	14	508	946
Balance at December 31, 2023	4,740	1,799	181	9,662	16,382
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) It includes a complement of US$ 109 related to 2022.

b)	Changes in present value of the obligation
					2024
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Present value of obligations at the beginning of the year	14,941	4,806	1,357	9,662	30,766
Recognized in the Statement of Income	1,241	397	112	2,369	4,119
Interest expense	1,231	395	112	880	2,618
Service cost	10	2	−	1,489	1,501
Recognized in Equity - other comprehensive income	(1,949)	(577)	(233)	(1,861)	(4,620)
Remeasurement: Experience (gains) / losses	(8)	15	190	(464)	(267)
Remeasurement: (gains) / losses - demographic assumptions	−	−	7	1	8
Remeasurement: (gains) / losses - financial assumptions	(1,941)	(592)	(430)	(1,398)	(4,361)
Others	(4,241)	(1,393)	(362)	(2,672)	(8,668)
Benefits paid, net of assisted contributions	(999)	(354)	(79)	(488)	(1,920)
Contributions paid by participants	24	5	16	−	45
Translation Adjustment	(3,266)	(1,044)	(299)	(2,184)	(6,793)
Present value of obligations at the end of the year	9,992	3,233	874	7,498	21,597
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

49

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

					2023
	Pension Plans			Health Care Plan	Total
	PPSP-R (*)	PPSP-NR (*)	Petros 2	Saúde Petrobras-AMS
Present value of obligations at the beginning of the year	12,771	4,119	1,102	5,813	23,805
Recognized in the Statement of Income	1,559	496	141	853	3,049
Interest expense	1,548	494	131	709	2,882
Service cost	11	2	10	144	167
Recognized in Equity - other comprehensive income	737	274	73	2,902	3,986
Remeasurement: Experience (gains) / losses (2)	(318)	(107)	(94)	54	(465)
Remeasurement: (gains) / losses - demographic assumptions	929	80	(1)	127	1,135
Remeasurement: (gains) / losses - financial assumptions (2)	126	301	168	2,721	3,316
Others	(126)	(83)	41	94	(74)
Benefits paid, net of assisted contributions	(1,165)	(413)	(61)	(413)	(2,052)
Contributions paid by participants	25	6	9	−	40
Translation Adjustment	1,014	324	93	507	1,938
Present value of obligations at the end of the year	14,941	4,806	1,357	9,662	30,766
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) It includes a complement of US$ 109 related to 2022.
c)	Changes in the fair value of plan assets

Petrobras has four pension plans (PPSP-R, PPSP-NR, PPSP-R Pre-70) which are currently making use of plan assets, and one plan (PP-2) in which most of participants are in the phase of accumulating funds.

Therefore, changes to the fair value of plan assets reflect these effects, including inflows of contributions, outflows of funds for payment of benefits, and the return of these assets.

					2024
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Fair value of plan assets at the beginning of the year	10,201	3,007	1,176	−	14,384
Recognized in the Statement of Income	842	244	99	−	1,185
Interest income	842	244	99	−	1,185
Recognized in Equity - other comprehensive income	(896)	(296)	(149)	−	(1,341)
Cash effects	382	121	13	485	1,001
Contributions paid by the sponsor (Company)	355	108	13	485	961
Term of financial commitment (TFC) paid by the Company	27	13	−	−	40
Other Changes	(3,221)	(1,001)	(323)	(485)	(5,030)
Contributions paid by participants	24	5	16	−	45
Benefits paid, net of assisted contributions	(999)	(354)	(79)	(488)	(1,920)
Translation Adjustment	(2,246)	(652)	(260)	3	(3,155)
Fair value of plan assets at the end of the year	7,308	2,075	816	−	10,199
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

50

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

					2023
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Fair value of plan assets at the beginning of the year	8,881	2,739	939	−	12,559
Recognized in the Statement of Income	1,069	327	111	−	1,507
Interest income	1,069	327	111	−	1,507
Recognized in Equity - other comprehensive income	304	21	87	−	412
Remeasurement: Higher/(lower) return on plan assets compared to discount rate	304	21	87	−	412
Cash effects	385	115	12	415	927
Contributions paid by the sponsor (Company)	357	103	12	415	887
Term of financial commitment (TFC) paid by the Company	28	12	−	−	40
Other Changes	(438)	(195)	27	(415)	(1,021)
Contributions paid by participants	25	6	9	−	40
Benefits paid, net of assisted contributions	(1,165)	(413)	(61)	(413)	(2,052)
Translation Adjustment	702	212	79	(2)	991
Fair value of plan assets at the end of the year	10,201	3,007	1,176	−	14,384
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

Investment management of pension plan assets

Petros Foundation prepares annually Investment Policies (PI) specific to each plan, following two models:

(i)	for Petros 2, the achievement of the actuarial goal with the lowest value at risk; and
(ii)	for defined benefit plans, the minimal mismatch in net cash flows, conditioned to the achievement of the actuarial target.

Pension plans assets follow a long-term investment strategy based on the risks assessed for each different class of assets and provide for diversification, in order to lower portfolio risk. The portfolio profile must comply with the Brazilian National Monetary Council (Conselho Monetário Nacional – CMN) regulations.

Petros Foundation establishes investment policies for 5-year periods, reviewed annually, using an asset liability management model (ALM) to address net cash flow mismatches of the benefit plans, based on liquidity and solvency parameters.

Pension plan assets by type of asset are set out as follows:

				2024		2023
Type of asset	Quoted prices in active markets	Unquoted prices	Total fair value	%	Total fair value	%
Receivables	−	954	954	9%	1,466	10%
Fixed income	1,780	6,150	7,930	78%	10,910	75%
Government bonds	5	6,148	6,153	−	9,450	−
Fixed income funds	1,162	−	1,162	−	786	−
Other investments	613	2	615	−	674	−
Variable income	324	155	479	3%	945	5%
Common and preferred shares	324	−	324	−	735	−
Other investments	−	155	155	−	210	−
Structured investments	151	22	173	4%	216	4%
Real estate properties	−	418	418	4%	541	4%
	2,255	7,699	9,954	98%	14,078	98%
Loans to participants	−	245	245	2%	306	2%
Fair value of plan assets at the end of the year	2,255	7,944	10,199	100%	14,384	100%

There is no plan asset for the health care plan. Loans to participants of pension plans are measured at amortized cost, which is considered an appropriate estimate of fair value.

51

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

As of December 31, 2024, the investment portfolio included Company’s common shares in the amount of US$ 1
(US$ 1 in 2023) and real estate properties leased by the Company in the amount of US$ 21 (US$ 26 in 2023).

d)	Net expenses relating to benefit plans
		Pension Plans		Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Related to active employees (cost of sales and expenses)	(34)	(10)	(2)	(692)	(738)
Related to retirees (other income and expenses)	(365)	(143)	(11)	(1,677)	(2,196)
Net expenses for 2024	(399)	(153)	(13)	(2,369)	(2,934)
Net expenses for 2023	(490)	(169)	(30)	(853)	(1,542)
Net expenses for 2022	(457)	(129)	(33)	(609)	(1,228)
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

18.3.3.	Contributions

In 2024, the Company contributed US$ 1,001 to the defined benefit plans (US$ 927 in 2023), reducing the balance of obligations of these plans, as presented in note 18.3.2. In addition, the Company contributed with US$ 239 and US$ 2, respectively, to the defined contribution portions of PP-2 and PP-3 plans (US$ 232 for PP-2 and US$ 2 for PP-3 in 2023), which were recognized in the statement of income.

For 2025, the expected contributions for the PPSP-R, PPSP-NR, PPSP-R pre-70, PPSP-NR pre-70 and for the defined benefit portion of PP-2, amounts to US$ 432, while for the defined contribution portion of PP-2 amounts to US$ 232.

18.3.4.	Expected future cash flows

The estimate below reflects only the expected future cash flows to meet the defined benefit obligation recognized at the end of the reporting period.

	2024					2023
	Pension Plan			Health Care Plan	Total	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Up to 1 Year	911	313	71	381	1,676	1,084
1 to 5 Years	3,820	1,221	286	1,909	7,236	8,955
6 to 10 Years	2,511	769	192	1,713	5,185	6,970
11 To 15 Years	1,593	458	126	1,293	3,470	5,112
Over 15 Years	1,157	472	199	2,202	4,030	8,645
Total	9,992	3,233	874	7,498	21,597	30,766
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

18.3.5.	Future payments to participants of defined benefit plans that are closed to new members

The following table provides the period during which the defined benefit obligation associated with these plans are expected to continue to affect the Company's financial statements.

	PPSP-R	PPSP-R Pré-70	PPSP-NR	PPSP-NR Pré-70
Number of years during which benefits must be paid to participants of defined benefit plans.	9.71	6.52	9.51	6.45

52

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

18.3.6.	Measurement uncertainties associated with the defined benefit obligation

The significant financial and demographic actuarial assumptions used to determine the defined benefit obligation are presented in the following table:

2024
					Pension Plans	Health Care Plan
Assumptions	PPSP-R	PPSP-NR	PPSP-R Pré-70	PPSP-NR Pré-70	PP2	Saúde Petrobras-AMS
Nominal discount rate (including inflation)(1)	12.95%	12.95%	13.07%	13.07%	12.95%	12.93%
Real discount rate	7.48%	7.48%	7.59%	7.59%	7.48%	7.46%
Nominal expected salary growth (including inflation) (2)	6.16%	6.15%	n/a	6.15%	8.72%	n/a
Expected changes in medical and hospital costs (3)	n/a	n/a	n/a	n/a	n/a	13.69% a 3.25% p.a.
Mortality table	Petros Experience 2016	Petros Experiences 2025	Petros Experiences 2020	Petros Experiences 2023	AT-2012 IAM basic fem 10% smoothed	Employees: according to pension plan Assisted: Petros 2016
Disability table	American group	American group	n/a	n/a	Disability Experience PP-2 2022	Disability Experience PP-2 2022
Mortality table for disabled participants	AT-49 male	AT-83 Basic by gender	MI 2006, by gender, 20% smoothed	Petros Experience 2014	MI-85, male, 10% smoothed	AT-49 male
Age of retirement	Male, 56,36 years Female, 55,42 years	Male, 57,71 years Female, 55,88 years	Male, 56,36 years Female, 55,42 years	Male, 57,71 years Female, 55,88 years	1st eligibility according to RGPS Male, 65 years / Female, 60 years	Male, 56,86 years Female, 55,75 years

(1) Inflation reflects market projections: 5.09% for 2025 and converging to 3.25% in 2029 onwards.
(2) Expected salary growth only of Petrobras, the sponsor, based on the Salaries and Benefits Plan.
(3) Decreasing rate, converging in 30 years to the long-term expected inflation. Refers only to Petrobras (sponsor) rate.

53

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

2023
					Pension Plans	Health Care Plan
Assumptions	PPSP-R	PPSP-NR	PPSP-R Pre-70	PPSP-NR Pre-70	PP2	Saúde Petrobras-AMS
Nominal discount rate (including inflation)(1)	9.53%	9.52%	9.46%	9.46%	9.56%	9.56%
Real discount rate	5.42%	5.41%	5.35%	5.35%	5.45%	5.45%
Nominal expected salary growth (including inflation) (2)	4.89%	4.63%	4.89%	4.63%	7.07%	n/a
Expected changes in medical and hospital costs (3)	n/a	n/a	n/a	n/a	n/a	13.11% a 3.75% p.a.
Mortality table	Petros Experience 2016	Petros Experiences 2025	Petros Experiences 2020	Petros Experiences 2023	AT-2012 IAM basic fem 10% smoothed	Employees: according to pension plan Assisted: PPSP-R: Ex Petros 2016
Disability table	American group	American group	n/a	n/a	Disability Experience PP-2 2022	Assets: PP-2: Disability Experience PP-2 2022 Assisted: n/a
Mortality table for disabled participants	AT-49 male	AT-83 Basic by gender	MI 2006, by gender, 20% smoothed	Petros Experience 2014	IAPB-57 strong, 30% smoothed	PPSP-R: AT-49 male
Age of retirement	Male, 56 years / Female, 55 years	Male, 58 years / Female, 56 years	Male, 56 years / Female, 55 years	Male, 58 years / Female, 56 years	1st eligibility according to RGPS Male, 65 years / Female, 60 years	Male, 56 years / Female, 55 years

(1) Inflation reflects market projections: 3.90% for 2024 and converging to 3.75% in 2031 onwards.
(2) Expected salary growth only of Petrobras, the sponsor, based on the Salaries and Benefits Plan.
(3) Decreasing rate, converging in 30 years to the long-term expected inflation. Refers only to Petrobras (sponsor) rate.

The most significant assumptions are described in Note 4.4.

18.3.7.	Sensitivity analysis of the defined benefit plans

The effect of a 100 basis points (bps) change in the discount rate and in the estimated future medical and hospital costs is set out below:

			Discount Rate		Expected changes in medical and hospital costs
	Pension Benefits		Medical Benefits		Medical Benefits
	+100 bps	-100 bps	+100 bps	-100 bps	+100 bps	-100 bps
Pension Obligation	(1,045)	1,169	(722)	868	911	(762)
Current Service cost and interest cost	(12)	6	(51)	61	150	(63)

Accounting policy for post-employment defined benefits

The obligations related to post-employment defined benefit plans and health-care plans are recognized as liabilities in the statement of financial position based on actuarial calculations which are revised annually by an independent qualified actuary (updating for material changes in actuarial assumptions and estimates of expected future benefits), using the projected credit unit method, net of the fair value of plan assets, when applicable, from which the obligations are to be directly settled.

Under the projected credit unit method, each period of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to determine the final obligation. Actuarial assumptions include demographic and financial assumptions, medical costs estimate, historical data related to benefits paid and employee contributions, as set out in note 4.

Service cost are accounted for within the statement of income and comprises: (i) current service cost, which is the increase in the present value of the defined benefit obligation resulting from employee service in the current period; (ii) past service cost, which is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting from a plan amendment (the introduction, modification, or withdrawal of a defined benefit plan) or a curtailment (a significant reduction by the entity in the number of employees covered by a plan); and (iii) any gain or loss on settlement.

54

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Net interest on the net defined benefit liability is the change during the period in the net defined benefit liability that arises from the passage of time. Such interest is accounted for in the statement of income.

Remeasurement of the net defined benefit liability is recognized in shareholders’ equity, in other comprehensive income, and comprises: (i) actuarial gains and losses and; (ii) return on plan assets, excluding net interest on the net defined liability, net of defined benefit plan assets.

The Company also contributes to defined contribution plans, on a parity basis in relation to the employee's contribution, that are expensed when incurred.

19.	Provisions for legal proceedings, judicial deposits and contingent liabilities
19.1.	Provisions for legal proceedings

The Company recognizes provisions for legal, administrative and arbitral proceedings, based on the best estimate of the costs, for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Labor claims, in particular: (i) several individual and collective labor claims; (ii) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; and (iii) actions of outsourced employees.
•	Tax claims including: (i) tax notices for alleged non-compliance with ancillary obligations; (ii) claims relating to benefits previously taken for Brazilian federal tax credits applied that were subsequently alleged to be disallowable, including disallowance of PIS and COFINS tax credits; and (iii) claims for alleged non-payment of social security contributions on allowances and bonuses.
•	Civil claims, in particular: (i) lawsuits related to contracts; (ii) lawsuits that discuss matters related to pension plans managed by Petros; and (iii) legal and administrative proceedings involving fines applied by the ANP - Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis), mainly relating to production measurement systems.
•	Environmental claims, specially: (i) fines relating to an environmental accident in the State of Paraná in 2000; (ii) fines relating to the Company’s offshore operation; and (iii) public civil action for oil spill in 2004 in Serra do Mar-São Paulo State Park.

Provisions for legal proceedings are set out as follows:

Non-current liabilities	12.31.2024	12.31.2023
Labor claims	636	806
Tax claims	400	544
Civil claims	1,605	1,614
Environmental claims	192	341
Total	2,833	3,305

	2024	2023
Opening Balance	3,305	3,010
Additions, net of reversals	478	389
Use of provision	(730)	(709)
Revaluation of existing proceedings and interest charges	541	376
Others	16	(5)
Translation adjustment	(777)	244
Closing Balance	2,833	3,305

In preparing its consolidated financial statements of 2024, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

19.2.	Judicial deposits

The Company makes deposits in judicial phases, mainly to suspend the chargeability of the tax debt and to maintain its tax compliance. Judicial deposits are set out in the table below according to the nature of the corresponding lawsuits:

55

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Non-current assets	12.31.2024	12.31.2023
Tax	8,187	10,607
Labor	777	979
Civil	2,694	2,977
Environmental and others	90	183
Total	11,748	14,746

	2024	2023
Opening Balance	14,746	11,053
Additions	1,010	1,735
Use (1)	(1,526)	(148)
Accruals and charges	737	1,167
Others	9	(7)
Translation adjustment	(3,228)	946
Closing Balance	11,748	14,746
(1) It includes, in 2024, US$ 1.276 referring to the nominal values of deposits used when enrolling to the tax settlement program, in the second quarter of 2024, on the incidence of CIDE, PIS and Cofins on remittances abroad under a vessel and platform charter agreement as detailed in note 17.

The Company maintains a Negotiated Legal Proceeding (NJP) agreement with the Brazilian National Treasury Attorney General's Office (PGFN), aiming to postpone judicial deposits related to federal tax lawsuits with values exceeding US$ 32 (R$ 200 million), which allows judicial discussion without the immediate disbursement.

To achieve this, the Company makes production capacity available as a guarantee from the Tupi, Sapinhoá, and Roncador fields. As the judicial deposits are made, the mentioned capacity is released for other processes that may be included in the NJP.

The Company’s management understands that the mentioned NJP provides greater cash predictability and ensures the maintenance of federal tax regularity. As of December 31, 2024, the balance of production capacity held in guarantee in the NJP is US$ 2,158 (US$ 7,997 as of December 31, 2023), whose reduction is due to the Company's enrollment to the tax settlement program in June 2024.

19.3.	Contingent liabilities

Contingent liabilities for which either the Company is unable to make a reliable estimate of the expected financial effect that might result from resolution of the proceeding, or a cash outflow is not probable, are not recognized as liabilities in the financial statements but are disclosed in the notes to the financial statements, unless the likelihood of any outflow of resources embodying economic benefits is considered remote.

The estimates of contingent liabilities are indexed to inflation and updated by applicable interest rates. As of December 31, 2024, estimated contingent liabilities for which the possibility of loss is classified as possible are set out in the following table:

Nature	12.31.2024	12.31.2023
Tax	21,473	37,189
Labor	6,465	10,150
Civil	10,910	11,455
Environmental and others	1,298	1,427
Total	40,146	60,221

19.3.1.	Information on contingent liabilities

The tables below detail the main causes of tax, civil, environmental and labor nature, whose expectations of losses are classified as possible:

56

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		Estimate
Description of tax matters	12.31.2024	12.31.2023
Plaintiff: Federal Revenue of Brazil
1) Income from foreign subsidiaries located outside Brazil not included in the computation of taxable income (IRPJ and CSLL).
Current status: This claim involves lawsuits in different administrative and judicial stages, remaining a possible loss due to there being manifestations in favor of the Company's understanding in the Superior Courts. In 2024, there was a reduction in the ex officio fine and the addition of active debt registration in one of the processes.	3,418	4,260
2) Disallowance of credits and deduction of the PIS and COFINS tax base, including in ship or pay contracts and charters of aircraft and vessels.
Current status: The claims involve lawsuits in different administrative and judicial stages. In 2024, the increase refers, in particular, to the adjustment of the subject “PIS/COFINS – Disallowance of credits” and the receipt of a new infraction notice.	2,887	1,370
3) Withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE) and Social Integration Program (PIS) - Imports on remittances for payments of vessel charters.
Current status: The claim about the incidence of withholding income tax (Imposto de Renda Retido na Fonte- IRRF), occurred from 1999 to 2002, involves the legality of the normative rule issued by the Federal Revenue of Brazil, which ensured no taxation over those remittances. The reduction in the value in 2024 occurred due to the payment of the processes that dealt with CIDE and PIS/COFINS Import, after adhesion to the tax transaction notice PGFN-RFB 6/2024, detailed in Note 17.3 (Enrollment to the Tax Settlement Program). The remaining value of the matter refers to the incidence of IRRF, which is a discussion still ongoing in a process.	1,702	11,409
4) Collection of IRPJ and CSLL - Transfer price - Charter contracts
Current status: The processes are in the administrative level. There are two decisions, one favorable and the other unfavorable to Petrobras in the first instance. The appeals from the Company and the Brazilian Federal Government are awaited. In 2024, the Company received a new infraction notice, referring to the 2019 calendar year. The increase in value was offset by a favorable decision to Petrobras, in the process referring to the 2017 calendar year, handed down by the Conselho Administrativo de Recursos Fiscais - CARF, which became definitive.	1,207	1,418
5) Collection of PIS/COFINS – Incidences on Amnesties.
Current status: Collection of social contributions PIS/COFINS, resulting from the tax transaction provided for in article 3 of Law 13,586/2017. The Embargoes on Execution are in the stage of producing expert evidence. In 2024, the increase refers, in particular, to monetary indexation and receipt of a new infraction notice.	1,129	1,263
6) Incidence of social security contributions over contingent bonuses paid to employees.
Current status: Awaiting defense judgment and appeals at the administrative and judicial levels. In 2024, the increase occurred, in particular, due to the receipt of new infraction notices and active debt registration in one of the processes.	1,090	1,064
7) Income taxes (IRPJ and CSLL) - Capital gains and Amortization of goodwill on the acquisition of equity interests.
Current status: This claim involves lawsuits in different administrative stages.	479	578
8) Collection of Contribution of Intervention in the Economic Domain (CIDE) on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.
Current status: This claim involves lawsuits in different judicial stages.	436	544
9) Requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority
Current status: This claim involves lawsuits in different administrative and judicial stages. The reduction in value, in 2024, occurred, in particular, due to the transfer of amounts to the subject “Disallowance of credits and deduction from the PIS and COFINS calculation base”.	389	1,816
10) Deduction of the IRPJ and CSLL tax base of the amounts paid as an incentive to the Petros Plan renegotiation and past service.
Current status: This claim involves lawsuits in different judicial stages. In 2024, due to judicial decision, the loss expectation was partially reclassified.	288	723
11) Import tax, PIS/COFINS and customs fines - Import of vessels through Repetro's Special Customs Regime.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2024, the reduction refers to the reclassification of the expected loss in some processes.	235	403
12) Customs – Fines of 1% and 5% on the Customs Value.
Fines applied to the customs value of imported products due to inaccurated information in import declarations.
Current status: This claim involves lawsuits in different administrative and judicial stages.	225	273
13) Additional Social Security Contribution - Harmful Agents
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2024, the increase occurred, in particular, due to the reclassification of a matter in a process.	166	168
14) Collection of Import Tax, PIS/COFINS and customs fines, including Petrobras as jointly liable.

57

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Current situation: Awaiting judgment of the Brazilian Federal Government appeal, at CARF, because of a lower court administrative decision favorable to the Company. In 2024, the expected loss of the claim was reclassified.	−	2,872
Plaintiff: States of SP, RJ, BA, PA, AL, MA, PB, PE, AM and SE Finance Departments
15) VAT (ICMS) and VAT credits on internal consumption of bunker fuel and marine diesel, destined to chartered vessels.
Current status: This claim involves lawsuits in different administrative and judicial stages.	428	514
Plaintiff: States of RJ and BA Finance Departments
16) VAT (ICMS) on dispatch of liquid natural gas (LNG) and C5+ (tax document not accepted by the tax authority), as well as challenges on the rights to this VAT tax credit.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2024, a judicial decision generated the reclassification of the expectation of loss to remote in a claim.	97	960
Plaintiff: States of PE and RJ Finance Departments
17) VAT Tax (ICMS) on imports required by Brazilian States.
Current status: This claim involves lawsuits in different administrative and judicial stages.	298	355
Plaintiff: States of RJ, AM, PA, BA, MA, SP, RO, PE and RS Finance Departments
18) Alleged failure to write-down VAT (ICMS) credits related to zero tax rated or non-taxable sales made by the Company and its customers.
Current status: This claim involves lawsuits in different administrative and judicial stages.In 2024, the increase refers, in particular, to the receipt of a new infraction notice, offset by a reduction related to adherence to the amnesty program in the state of Pernambuco.	1,058	1,257
Plaintiff: States of RJ, BA, PE and MT Finance Departments
19) The plaintiff alleges that the transfers between branches, especially in RJ, without segregating VAT (ICMS), under the special regime, reduced the total credits of the central department.
Current status: This claim involves lawsuits in different administrative and judicial stages.	870	1,027
Plaintiff: States of RJ, BA, PB, SE, SP, ES, CE and PE Finance Departments
20) Appropriation of ICMS credit on the acquisition of goods (products in general) that, in the understanding of the inspection, would fit into the concept of material for use and consumption, being the tax credit undue.
Current status: This claim involves lawsuits in different administrative and judicial stages.	314	374
Plaintiff: States of RJ, PR, AM, BA, PA, PE, SP, PB and AL Finance Departments
21) Incidence of VAT (ICMS) over alleged differences in the control of physical and fiscal inventories.
Current status: This claim involves lawsuits in different administrative and judicial stages.	747	913
Plaintiff: State of SP Finance Department
22) Deferral of payment of VAT (ICMS) taxes on B100 Biodiesel sales and the charge of a 7% VAT rate on B100 on Biodiesel interstate sales, including states in the Midwest, North and Northeast regions of Brazil and the State of Espírito Santo.
Current status: This claim involves lawsuits in different administrative and judicial stages.	244	299
Plaintiff: States of RJ, SP, BA, PE, PR and CE Finance Departments
23) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to property, plant and equipment.
Current status: This claim involves lawsuits in different administrative and judicial stages.In 2024, the increase refers, in particular, to the reclassification of expected loss in a process.	515	576
Plaintiff: States of RJ, PE, ES and GO Finance Departments
24) Appropriation of ICMS credit - Monophase applicable to the acquisition of goods
Current status: The new infraction notices, received in 2024, are in the administrative phase, awaiting judgment at first instance.	634	−
Plaintiff: States of RJ, PE, CE and PB Finance Departments
25) Collection of ICMS related to State Funds.
Current status: This claim involves lawsuits in different judicial stages. In 2024, the increase occurred due to the filing of annulment actions by the Company due to the receipt of several release notes, especially in the state of Rio de Janeiro.	544	197
Plaintiff: States of AC, PA, AM, MA, BA, PB, PE, SE, TO, GO, MT, RJ, SP, SC and PR Finance Departments
26) VAT Tax (ICMS) under substitution regime required by states.
Current status: There are lawsuits in different administrative and judicial stages.	188	223
Plaintiff: Municipal government of Angra dos Reis/RJ
27) Added value of ICMS on oil import operations.
Current status: There are lawsuits in different judicial stages.	264	311
Plaintiff: Several Municipalities

58

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

28) Alleged failure to withhold and pay tax on services.
Current status: There are lawsuits in different administrative and judicial stages.	201	254
29) Other tax matters	1,420	1,768
Total for tax matters	21,473	37,189

		Estimate
Description of labor matters	12.31.2024	12.31.2023
Plaintiff: Employees and Sindipetro Unions.
1) Actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.
Current status: The Federal Supreme Court (STF), accepting the Company's appeal, recognized in March 2024 that the calculation formula used by the Company is valid and in accordance with what was negotiated between the parties, reversing the decision of the Superior Labor Court (TST) which had established different criteria and reached an understanding partially contrary to the Company. As there were several legal actions at different procedural stages, the Company monitors the progress of the respective processes and makes the necessary adjustments to the values and expectations of this litigation in accordance with the decisions that apply the Superior Labor Court precedent. In 2024, the reduction refers, in particular, to write-offs and transfers for remote loss resulting from favorable decisions to Petrobras that applied the Superior Labor Court precedent.	4,934	8,362
2) Other labor matters	1,531	1,788
Total for labor matters	6,465	10,150

59

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		Estimate
Description of civil matters	12.31.2024	12.31.2023
Plaintiff: Several goods and service providers
1) Claims related to goods and services supply contracts, with emphasis on discussions about economic and financial imbalance, contractual breach, fines and early termination of contracts.
Current status: The claims involve lawsuits in different judicial stages. In 2024, there was an increase in value due to new lawsuits and unfavorable decisions to Petrobras.	3,319	3,547
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP
2) Proceedings challenging an ANP order requiring Petrobras to: unite Tupi and Cernambi fields on the BM-S-11 joint venture; to unite Baúna and Piracicaba fields; and to unite Tartaruga Verde and Mestiça fields, which would cause changes in the payment of special participation charge.

Current status: This list involves claims that are disputed in court and in arbitration proceedings, as follows. In 2024, there was an increase in the value, due to the judicial deposits that are made by Petrobras:

a) Tupi and Cernanbi: initially, the Company made judicial deposits for the alleged differences resulting from the special participation. However, with the reversal of the favorable injunction, the payment of these alleged differences were made directly to ANP, and such judicial deposits were resumed in the 2nd Quarter of 2019. The suspension of the arbitration was reversed by the BM-S-11 Consortium at the Brazilian Superior Court, so that the arbitration resumed its progress.

b) Baúna and Piracicaba: the decision maintaining the suspension of arbitration was revoked, and the arbitration procedure is ongoing.

c) Tartaruga Verde and Mestiça: Petrobras was also authorized to make deposits of the disputed amounts, which continue to occur. The Federal Regional Court of the 2nd Region has so far ruled on the jurisdiction of the Arbitral Court, authorizing the continuation of the arbitration.

d) Berbigão and Sururu: ANP made a decision on January 24, 2025, determining the unification of the Berbigão and Sururu fields, located in the BM-S-11A concession, in the pre-salt layer of Santos Basin, operated by Petrobras with a 42.5% interest. The decision results in the reporting of production from the Berbigão and Sururu fields in a single field, increasing the rate applied to the corresponding collection of Special Participation related to the unified field, retroactively to the date of commencement of production. In the same decision, it was determined that ANP's Superintendence of Government Participations should determine the value of Government Participations considering the unified fields. The company has not yet received the release note with the charge from ANP.

	2,686	2,245
Plaintiff: Federations Oil Workers, Unions, employees and retired personnel from Petros
3) Collective and individual actions that discuss topics related to Petros plans.
Current status: The matter involves proceedings at different judicial stages. In 2024, the increase refers, in particular, to monetary and interest indexation.	1,946	2,225
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP and other agencies

4) Administrative and legal proceedings that discuss:

a) Difference in special participation and royalties in different fields;

b) Fines imposed by ANP due to alleged failure to comply with the minimum exploration activities program, as well as alleged irregularities relating to compliance with oil and gas industry regulation. It also includes fines imposed by other agencies.

Current status: The claims involve lawsuits in different administrative and judicial stages.	1,863	2,214
Plaintiff: Legal entities that participated in the purchase and sale of Petrobras assets
5) Judicial and arbitration proceedings that discuss asset sales carried out by Petrobras.
Current status: The matter involves proceedings in different judicial and arbitration stages. In 2024, there was an increase in value due to the receipt of new processes.	264	240
6) Several civil proceedings, with emphasis on those related to expropriation and easement of passage and civil liability.	832	984
Total for civil matters	10,910	11,455

		Estimate
Description of environmental matters	12.31.2024	12.31.2023
Plaintiff: Several authors, notably: Ministério Público Federal, Ministérios Públicos Estaduais and public environmental bodies, such as IBAMA - Instituto Brasileiro de Meio Ambiente e Recursos Naturais Renováveis, state and municipal public bodies.
1) Several lawsuits of an environmental nature, with emphasis on action for alleged damage to fishermen due to the Company's operations, fines related to the Company's operations and public civil action for alleged environmental damage due to the sinking of Platform P-36. In 2024, the increase occurred mainly due to the partial reclassification of the expected loss in an action.	1,298	1,427
Total for environmental matters	1,298	1,427

60

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

19.3.2.	Minimum Compensation Based on Employee's Position and Work Schedule (Remuneração Mínima por Nível e Regime - RMNR)

The RMNR consists of a minimum remuneration guaranteed to employees, based on salary level, work schedule and geographic location. This remuneration policy was created and implemented by Petrobras in 2007 through collective negotiation with union representatives, and approved at employee meetings, with the formula for calculating the supplement to this minimum remuneration adopted by the Company later being questioned in court by employees and Unions. The Superior Labor Court (TST) established criteria different from those agreed and reached an understanding partially contrary to the Company, deciding to exclude some portions of the calculation. The Federal Supreme Court (STF), which accepted the Company's appeal, recognized in March 2024 that the calculation formula used by the Company is valid and in accordance with what was negotiated between the parties.

The Company has been adjusting the expectation of loss, according to the decisions in which the understanding of the STF applies. As there are several legal actions at different procedural stages, the Company monitors the application of the precedent to the respective processes, which are being terminated, according to their progress in the Court.

As of December 31, 2024, the balance of provisions for legal proceedings regarding RMNR amounts to US$ 88, while the contingent liabilities amount to US$ 4,934.

19.4.	Class action and related proceedings
19.4.1.	Class action in the Netherlands

On January 23, 2017, Stichting Petrobras Compensation Foundation ("Foundation") filed a class action in the Netherlands, at the District Court of Rotterdam, against Petróleo Brasileiro S.A. – Petrobras, Petrobras International Braspetro B.V. (PIB BV), Petrobras Global Finance B.V. (PGF), Petrobras Oil & Gas B.V. (PO&G) and some former Petrobras managers. The Foundation alleges that it represents the interests of an unidentified group of investors and asserts that, based on the facts revealed by the Lava-Jato Operation, the defendants acted illegally before the investors. On May 26, 2021, the District Court of Rotterdam decided that the class action should proceed and that the arbitration clause of Petrobras' bylaws does not prevent the Company's shareholders from having access to the Dutch Judiciary and have their interests represented by the “Foundation”. However, the interests of investors who have already started arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the scope of the action.

On July 26, 2023, the Court issued an intermediary decision on the merits which provided the following understanding: (i) the requests made against PIB BV, PO&G and certain former members of the Company’s management were rejected; (ii) the Court declared that Petrobras and the PGF acted illegally in relation to their investors, although the Court expressed it does not consider itself sufficiently informed about relevant aspects of Brazilian, Argentine and Luxembourger laws to definitively decide on the merits of the action; and iii) the alleged rights under Spanish legislation are prescribed.

Regarding the aspects of Brazilian, Argentine and Luxembourger laws considered relevant to the sentence, the Court ordered the production of technical evidence by Brazilian and Argentine experts and by Luxembourger authorities.

On October 30, 2024, after the parties' comments on the technical evidence, the Court issued a ruling, in which it broadly accepted Petrobras' arguments regarding the requests presented in favor of the Company's shareholders and considered that: i) in accordance with Brazilian legislation, all damages alleged by the Foundation qualify as indirect and are not subject to compensation; and ii) according to Argentine law, shareholders cannot, in principle, request compensation from the Company for damages alleged by the Foundation, and the Foundation has not demonstrated that it represents a sufficient number of investors who could, in theory, present such a request.

Therefore, the Court rejected the Foundation's allegations in accordance with Brazilian and Argentine law, which resulted in the rejection of all requests made in favor of shareholders. With respect to certain bondholders, the Court considered that Petrobras and PGF acted illegally under Luxembourg law, while PGF acted illegally under Dutch law.

Furthermore, the Court confirmed the following issues of the decision released to the market on July 26, 2023: (i) rejection of the allegations against PIBBV, POG BV and the former CEOs of Petrobras, Maria das Graças Silva Foster and José Sérgio Gabrielli de Azevedo; and (ii) prescription of requests formulated in accordance with Spanish legislation.

The Foundation and PGF have appealed the ruling and previous interim decisions and will have the opportunity to substantiate their own appeals and respond to each other's appeals, before judgment by the Court of Appeal in The Hague. Petrobras will still be able to present its own appeal, within the deadline for responding to the Foundation's appeal.

In relation to bondholders, the Foundation cannot claim compensation under the class action, which will depend not only on a final result favorable to the interests of the investors in the class action, but also on the filing of subsequent actions by or on behalf of the investors by

61

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

the Foundation itself, an opportunity in which Petrobras will be able to offer all the defenses already presented in the class action and others that it deems appropriate, including in relation to the occurrence and quantification of any damages that must be proven by the potential beneficiaries of the decision or by the Foundation. Any compensation for the alleged damages will only be determined by court decisions in subsequent actions.

This class action involves complex issues and the outcome is subject to substantial uncertainties, which depend on factors such as: the scope of the arbitration clause of the Petrobras Bylaws, the jurisdiction of the Dutch courts, the scope of the agreement that ended the Class Action in the United States, the Foundation's legitimacy to represent the interests of investors, the several laws applicable to the case, the information obtained from the production phase of evidence, the expert analyses, the timetable to be defined by the Court and the judicial decisions on key issues of the process, possible appeals, including before the Dutch Supreme Court, as well as the fact that the Foundation seeks only a declaratory decision in this class action.

The Company, based on the assessments of its advisors, considers that there are not enough indicative elements to qualify the universe of potential beneficiaries of a possible final decision unfavorable to Petrobras' interests, nor to quantify the supposedly compensable damages.

Thus, it is currently not possible to predict whether the Company will be liable for the effective payment of damages in any future individual claims, as this analysis will depend on the outcome of these complex procedures. In addition, it is not possible to know which investors will be able to bring subsequent individual actions related to this matter against Petrobras.

Furthermore, the claims formulated are broad, cover a multi-year period and involve a wide variety of activities and, in the current scenario, the impacts of such claims are highly uncertain. The uncertainties inherent in all of these issues affect the value and duration of final resolution of this action. As a result, Petrobras is unable to estimate an eventual loss resulting from this action. However, Petrobras continues to reject the Foundation's allegations, in relation to which it was considered a victim by all Brazilian authorities, including the Brazilian Supreme Federal Court.

Petrobras and its subsidiaries reject the allegations made by the Foundation and will continue to defend themselves vigorously.

19.4.2.	Arbitration and other legal proceedings in Argentina

In relation to the arbitration in Argentina, the Argentine Supreme Court denied the appeal, but the Consumidores Damnificados Asociación Civil para su Defensa (formerly Consumidores Financieros Asociación Civil, "Association") filed a new appeal to the Argentine Supreme Court, which was also denied, thus the arbitration was sent to the Arbitration Court. This arbitration discusses Petrobras' liability for an alleged loss of market value of Petrobras' shares in Argentina, as a result of the so-called Lava Jato Operation. The Company does not have elements that allow it to provide a reliable estimate of the potential loss in this arbitration.

In parallel to such arbitration, the Association also initiated a collective action before the Civil and Commercial Court of Buenos Aires, in Argentina, with Petrobras appearing spontaneously on April 10, 2023, within the scope of which it alleges Petrobras' responsibility for an alleged loss of the market value of Petrobras' securities in Argentina, as a result of allegations made within the scope of Lava Jato Operation and their impact on the Company's financial statements prior to 2015. Petrobras presented its defense on August 30, 2023. Petrobras denies the allegations presented by the Association and will defend itself against the accusations made by the author of the class action. The Company does not have elements that allow it to provide a reliable estimate of the potential loss in this arbitration.

Regarding criminal proceeding in Argentina related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015, the Court of Appeals revoked, on October 21, 2021, the lower court decision that had recognized Petrobras' immunity from jurisdiction and recommended that the lower court judge take steps to certify whether the Company could be considered criminally immune in Argentina for further reassessment of the issue. After carrying out the steps determined by the Court of Appeals, on May 30, 2023, the lower court denied the recognition of immunity from jurisdiction to Petrobras. Petrobras filed an appeal against this decision, which was recognized by the Court of Appeals on April 18, 2024. Against this decision, the Association filed a new appeal, and on December 20, 2024, the Court of Cassation reformed the decision of the Court of Appeals to deny Petrobras' immunity from jurisdiction, which, in turn, appealed to the Supreme Court to reinstate the Court of Appeals decision. On December 27, 2024, before the decision of the Court of Cassation became final, the court of first instance ordered to sue Petrobras and a precautionary injunction, which was appealed to the Court of Appeals. The Court of Appeals had already recognized that the Association could not act as a representative of financial consumers, due to the loss of its registration with the competent Argentine bodies, which was also the subject of an appeal upheld by the Court of Appeals on September 15, 2022, recognizing the Association the right to represent financial consumers. The Company's appeal against this decision was rejected on February 21, 2025. Petrobras presented other procedural defenses, which may be re-discussed in later stages of the process. This criminal action is being processed before the Economic Criminal Court No. 2 of the city of Buenos Aires.

As for the other criminal action for alleged non-compliance with the obligation to publish a “press release” in the Argentine market about the existence of a class action filed by Consumidores Damnificados Asociación Civil para su Defensa before the Commercial Court, there are no developments in 2024.

62

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

19.4.3.	Lawsuit in United States regarding Sete Brasil Participações S.A (“Sete”)

The EIG Energy Fund XIV, L.P. and affiliates (“EIG”) filed a lawsuit against Petrobras, before the District Court of Columbia, United States, to recover alleged losses related to its investment in Sete Brasil Participações S.A. On August 8, 2022, the judge upheld EIG's claim as to Petrobras' responsibility for the alleged losses (which was recorded in 2022 as provisions for legal proceedings) but denied the motion for summary judgment with respect to damages, whereby the award of compensation will be subject to the proof of damages by EIG at a hearing and to the consideration of the defenses by the Company. In the same decision, whose effects were recognized in the Company's financial statements in 2022, the judge denied the request to dismiss the case based on Petrobras' immunity from jurisdiction, when an appeal was filed with the Federal Court of Appeals for the District of Columbia, which was denied in June 2024. Petrobras then submitted a request to review the issue, which was rejected on July 24, 2024. As a result, the process, which had been suspended by the lower court judge on October 26, 2022 due to the filing of the appeal by Petrobras, resumed its course and the beginning of the trial hearing was scheduled for March 31, 2025.

On August 26, 2022, on another procedural front initiated by the EIG, the District Court of Amsterdam granted a precautionary measure to block certain Petrobras assets in the Netherlands. This granting was based on the decision of the District Court of Columbia, on August 8, 2022, and was intended to ensure the satisfaction of EIG's claims contained in the aforementioned US lawsuit. For the purpose of this injunction, the District Court of Amsterdam limited EIG's claims to a total of US$ 297, although the US Court ruled that any award of damages would depend on evidence of damages by EIG at a trial hearing. There are some discussions about the scope of the assets blocked by EIG, but there is no related lawsuit pending in the Netherlands. This precautionary block does not prevent Petrobras and its subsidiaries from complying with their obligations to third parties.

19.5.	Arbitrations proposed by non-controlling shareholders in Brazil

Petrobras is also currently a party to seven arbitrations proceedings before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado - CAM), linked to the Brazilian Stock Exchange (B3), brought by investors who purchased Petrobras’ shares traded on B3. Six of these arbitrations were initiated by national and foreign investors. The other proceeding was brought by an association that is not a shareholder of the Company and intended to be a collective arbitration, through representation of all non-controlling shareholders of Petrobras that acquired shares on B3 between January 22, 2010 and July 28, 2015. Investors claim alleged financial losses caused by facts related to the investigations of the so-called Lava Jato investigation.

These claims involve complex issues that are subject to substantial uncertainties and involve factors such as the novelty of the legal theories, the timing of the Chamber of Arbitration decisions, the information produced in discovery, besides analysis by retained experts.

The claims asserted are broad and span a multi-year period. The uncertainties inherent in all such matters affect the amount and timing of their ultimate resolution. As a result, the Company does not have elements that allow it to provide a reliable estimate of the potential loss in this arbitration.

Depending on the outcome of the remaining complaints, the Company may have to pay substantial amounts, which may have a significant effect on its consolidated financial position, financial performance and cash flows in a certain period. However, Petrobras does not recognize responsibility for the losses alleged by investors in these arbitrations.

These arbitrations are in different stages of processing.

In relation to one of the arbitrations, proposed by two institutional investors, on May 26, 2020, a partial award was issued which generally recognized the Company's responsibility, but not determined the payment of amounts by Petrobras. Against these decisions, Petrobras filed a lawsuit for the annulment of the partial arbitral award on July 20, 2020, as the Company understands that the award contains serious flaws and improprieties. On November 11, 2020, the 5th Business Court of Rio de Janeiro annulled the partial arbitration award, recognizing the serious flaws and improprieties pointed out by Petrobras. At the moment, the ruling is awaited after the appeals filed at the time have been judged. The appeals against this decision are still pending judgement of a final decision. In compliance with CAM rules, the lawsuit is confidential and only available to those involved in the original arbitration proceeding.

On September 11, 2024, in the arbitration that was intended to be collective, a final arbitration ruling was handed down, in favor of Petrobras, extinguishing the referred arbitration, without resolution on the merits, due to the applicant's active illegitimacy to act as a procedural substitute. The arbitration is confidential, having become final on November 29, 2024.

In turn, on January 9, 2025, in another of these arbitrations initiated by several foreign investors, a final arbitration award was handed down in favor of Petrobras. The sentence dismissed the request, accepting one of the defense theses presented by Petrobras, recognizing that, based on Brazilian law, there is no legal permit that authorizes investors to bring an action for compensation against the Company for indirect damages, such as those related to the devaluation of the value of shares. This arbitration is confidential, as are the others in progress.

63

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Petrobras will continue to defend itself in this and other arbitrations.

Accounting policy for provisions for legal proceedings, contingent liabilities and contingent assets

The Company recognizes provisions for legal, administrative and arbitration proceedings when the technical assessment of its legal advisors and the judgment of management consider that it is more likely than not that a present obligation exists and the other conditions to recognize a provision are met, including that it is probable that an outflow of resources will be required to settle the obligation.

Contingent liabilities are not recognized but are disclosed in explanatory notes when the likelihood of outflows is possible, including those whose amounts cannot be estimated, considering the best information available to the date of the issuance of these financial statements.

The methodology used to estimate the provisions is described in note 4.5.

Contingent assets are not recognized, but are disclosed in explanatory notes when the inflow of economic benefits is considered probable and the amount is considered material. However, if the inflow of economic benefits is virtually certain, which, in general, considers the final and unappealable decision, and if the value can be reliably measured, the related asset is not a contingent asset anymore and it is recognized.

20.	Provision for decommissioning costs

The following table details the amount of the provision for decommissioning costs by producing area:

	12.31.2024	12.31.2023
Onshore	493	447
Shallow waters	7,266	6,253
Deep and ultra-deep post-salt	12,071	10,873
Pre-salt	6,373	5,630
Total	26,203	23,203
Current	1,696	2,032
Non-current	24,507	21,171

Changes in the provision for decommissioning costs are presented as follows:

Non-current liabilities	2024	2023
Opening balance	23,202	18,600
Adjustment to provision	9,373	3,821
Transfers related to liabilities held for sale	(407)	(339)
Use of provisions	(1,464)	(1,227)
Interest accrued	970	837
Others	27	(8)
Translation adjustment	(5,498)	1,519
Closing balance	26,203	23,203

In 2024, it includes the provision established for the Cherne cluster (US$ 664) in Rio de Janeiro, the Pescada cluster (US$ 46) in Rio Grande do Norte, and the reduction of the provision related to the Uruguá cluster, Uruguá and Tambaú fields, (US$ 338) in Rio de Janeiro. In 2023, it includes the provision established for the Uruguá cluster (US$ 381) and the reduction of the provision related to the Pescada cluster (US$ 41), as set out in note 29.

The expected realization of the provisions is presented below:

	2025	2026	2027	2028	2029	2030 onwards	12.31.2024
Provision for decommissioning costs	1,696	2,593	2,153	2,340	1,724	15,697	26,203

The effect of a change in the discount rate (key assumption) may result in material variations of the provision, as outlined below.

64

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Sensitivity to the discount rate (1)	Effects on provision for decommissioning costs	Effects on carrying amounts of assets	Effects on other income and expenses
Increase of 0.5 percentage points	(1,631)	(1,484)	(146)
Decrease of 0.5 percentage points	1,796	1,629	166
(1) It includes liabilities held for sale.

The transfer to liabilities held for sale refers to the register and revision of the provision associated with E&P assets in the divestment process and classified as assets held for sale.

Accounting policy for decommissioning costs

The initial recognition of legal obligations to remove equipment and restore land or sea areas at the end of operations occurs after the declaration of commercial feasibility of an oil and gas field. The calculations of the cost estimates for future environmental removals and recoveries are complex and involve significant uncertainties (as set out in note 4.6).

The estimates of decommissioning costs are reviewed annually based on current information on expected costs and recovery plans. When the revision of the estimates results in an increase in the provision for decommissioning costs, there is a corresponding increase in assets. Otherwise, if a decrease in the liability exceeds the carrying amount of the asset, the excess shall be recognized immediately in profit or loss, within other income and expenses.

21.	Other assets and liabilities

Assets		12.31.2024	12.31.2023
Escrow account and/ or collateral	(a)	750	1,009
Advances to suppliers	(b)	2,207	1,814
Prepaid expenses	(c)	351	453
Derivatives transactions	(d)	29	92
Assets related to E&P partnerships	(e)	378	255
Others		336	262
		4,051	3,885
Current		1,550	1,570
Non-Current		2,501	2,315

Liabilities		12.31.2024	12.31.2023
Obligations arising from divestments	(f)	914	1,200
Contractual retentions	(g)	611	716
Advances from customers	(h)	270	692
Provisions for environmental expenses, research and development and fines	(i)	681	708
Other taxes	(j)	301	376
Unclaimed dividends	(k)	276	337
Derivatives transactions	(d)	129	62
Obligations arising from acquisition of equity interests	(l)	130	156
Various creditors		99	138
Others		414	520
		3,825	4,905
Current		2,205	3,015
Non-Current		1,620	1,890

The following references detail the nature of the operations that make up the balances of other assets and liabilities:

a) Amounts deposited for payment of obligations related to the finance agreement with China Development Bank, as well as margin in guarantee for futures and over-the-counter derivatives. In addition, there are amounts in investment funds from escrow accounts related to divestment of Transportadora Associada de Gás S.A. (TAG) and in Nova Transportadora do Sudeste S.A. (NTS).

65

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

b) The balance mainly comprises advances for the construction of platforms P-80, P-82, P-83, P-84 and P-85 and for the acquisition of underwater oil and gas production and flow equipment. For each of the agreements related to these advances, the Company has an associated guarantee capable of fully covering the amount advanced by Petrobras, which includes bank guarantees, letters of credit, guarantee insurance and/or corporate guarantees.

c) Spending on platform charters and equipment rentals when the start of operations has been postponed due to legal requirements or to the need for technical adjustments.

d) Fair value of open positions and transactions closed but not yet settled.

e) Cash and amounts receivable from partners in E&P consortia operated by Petrobras.

f) Provisions for contractual indemnities and financial reimbursements assumed by Petrobras to be made to the acquirer, referring to abandonment costs of divested assets. The settlement of these provisions follows decommissioning schedules, with payments beginning between two and three months after the date expected for the execution of operations, according to the contractual terms for reimbursement of abandonment of the respective oil fields.

g) Retained amounts from obligations with suppliers to guarantee the execution of the contract, accounted for when the obligations with suppliers are due. Contractual retentions will be paid to suppliers at the end of the contract, upon issuance of the contract termination term.

h) Amounts related to the advances or cash receipt from third parties, related to the sale of products or services.

i) Accrued amounts for environmental compensation assumed by the Company in the course of its operations and research projects.

j) Non-current portion of other taxes (see note 17).

k) Dividends made available to shareholders and not paid due to the existence of pending registration issues for which the shareholders are responsible with the custodian bank for the shares and with Petrobras, according to note 32.

l) Obligations arising from the acquisition of equity interests in Araucária Nitrogenados, which will be settled by the end of 2030.

Accounting policy for other assets and liabilities

The accounting recognition of obligations arising from divestment is at present value, using a risk-free discount rate, adjusted to reflect the Company's credit risk, being the best estimate of the disbursement required to settle the present obligation on the statement of financial position date. The obligations are subject to significant changes as activity execution schedules are updated and detailed by buyers.

22.	The “Lava Jato (Car Wash) Operation” and its effects on the Company

In the preparation of these consolidated financial statements for the the year ended December 31, 2024, the Company considered all the available information relating to the “Lava Jato” Operation, and did not identify any of such information that would affect the adopted calculation methodology and would trigger additional write-offs on the overpayments incorrectly capitalized.

The Company will continue to monitor the investigations and collaborate with the competent authorities. Given the absence of new relevant facts in relation to this operation in recent years, the Company does not expect any material changes to the write-off recognized in 2014 or to the methodology adopted, unless there is a new relevant fact in the future.

During 2024, leniency and plea agreements entitled the Company to receive funds with respect to compensation for damages, in the amount of US$ 60 (US$ 109 in 2023 and US$ 96 in 2022), accounted for as other income and expenses. Thus, the total amount recovered from Lava Jato investigation through December 31, 2024 was US$ 1,787.

66

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

23.	Property, plant and equipment
23.1.	By class of assets
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total
Balance at January 1, 2024	2,687	58,409	21,516	40,432	30,380	153,424
Cost	4,634	118,173	31,467	74,809	44,829	273,912
Accumulated depreciation and impairment (4)	(1,947)	(59,764)	(9,951)	(34,377)	(14,449)	(120,488)
Additions	21	381	15,203	102	10,492	26,199
Decommissioning costs - Additions to / review of estimates	−	−	−	6,393	−	6,393
Capitalized borrowing costs	−	−	1,558	−	−	1,558
Write-offs	(8)	(53)	(300)	(9)	(66)	(436)
Transfers (5)	482	5,126	(7,641)	2,592	10	569
Transfers to assets held for sale	−	20	(5)	(402)	69	(318)
Depreciation, amortization and depletion	(78)	(4,963)	−	(3,699)	(6,213)	(14,953)
Impairment recognition (note 25)	(2)	(439)	(324)	(864)	(45)	(1,674)
Impairment reversal (note 25)	4	140	11	19	13	187
Translation adjustment	(621)	(12,814)	(5,634)	(8,643)	(6,952)	(34,664)
Balance at December 31, 2024	2,485	45,807	24,384	35,921	27,688	136,285
Cost	3,895	96,963	30,321	67,357	42,366	240,902
Accumulated depreciation and impairment (4)	(1,410)	(51,156)	(5,937)	(31,436)	(14,678)	(104,617)

Balance at January 1, 2023	2,538	55,147	14,838	38,434	19,212	130,169
Cost	4,343	105,429	23,938	67,581	29,670	230,961
Accumulated depreciation and impairment (4)	(1,805)	(50,282)	(9,100)	(29,147)	(10,458)	(100,792)
Additions	−	528	11,919	12	15,177	27,636
Decommissioning costs - Additions to / review of estimates	−	−	−	2,672	−	2,672
Capitalized borrowing costs	−	−	1,277	−	−	1,277
Signature Bonuses Transfers (6)	−	−	−	16	−	16
Write-offs	(11)	(304)	(86)	(74)	(156)	(631)
Transfers (5)	58	5,531	(7,058)	1,754	1	286
Transfers to assets held for sale	(16)	(36)	99	(241)	(85)	(279)
Depreciation, amortization and depletion	(84)	(5,079)	−	(4,711)	(5,432)	(15,306)
Impairment recognition (note 25)	−	(1,689)	(883)	(314)	(39)	(2,925)
Impairment reversal (note 25)	3	101	9	1	28	142
Translation adjustment	199	4,210	1,401	2,883	1,674	10,367
Balance at December 31, 2023	2,687	58,409	21,516	40,432	30,380	153,424
Cost	4,634	118,173	31,467	74,809	44,829	273,912
Accumulated depreciation and impairment (4)	(1,947)	(59,764)	(9,951)	(34,377)	(14,449)	(120,488)
(1) It is composed of production platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, and other operating, storage and production plants, including subsea equipment for the production and flow of oil and gas, depreciated based on the units of production method.
(2) See note 13 for assets under construction by operating segment.
(3) It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated with proved reserves and other costs directly associated with the exploration and production of oil and gas, except for assets under "Equipment and other assets".
(4) In the case of land and assets under construction, it refers only to impairment losses.
(5) It mainly includes transfers between classes of assets and transfers from advances to suppliers.
(6) Transfer from Intangible Assets.

Additions to assets under construction are mainly due to investments in the production development of Búzios, Mero and other fields in the Espírito Santo, Santos, and Campos basins. As for additions to right-of-use assets, they are related to the chartering of platforms, notably FPSO Maria Quiteria and FPSO Duque de Caxias drilling rigs for E&P operations, vessels and to the chartering of the Regasification Vessel Sequoia, operating at the LNG Terminal in Bahia, and the respective effect on lease liability (note 31).

67

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

23.2.	Estimated useful life

The useful life of assets subject to depreciation are shown below:

Asset	Weighted average useful life in years
Buildings and improvement	38 (between 25 and 50)
Equipment and other assets	22 (between 1 to 31) - except assets by the units of production method
Exploration and development costs	Units of production method or 20 years
Right-of-use	14 (between 2 and 50)

The estimated useful life of buildings and improvements, equipment and other assets is as follows:

	Buildings and improvements, equipment and other assets

Estimated useful life	Cost	Accumulated depreciation	Balance at December 31, 2024
5 years or less	4,789	(3,830)	959
6 - 10 years	7,159	(5,221)	1,938
11 - 15 years	4,837	(3,466)	1,371
16 - 20 years	26,561	(16,323)	10,238
21 - 25 years	26,431	(9,152)	17,279
25 - 30 years	10,627	(3,505)	7,122
30 years or more	4,773	(1,555)	3,218
Units of production method	15,535	(9,491)	6,044
Total	100,712	(52,543)	48,169
Buildings and improvements	3,749	(1,387)	2,362
Equipment and other assets	96,963	(51,156)	45,807

23.3.	Right-of-use assets

The table below shows the split by type of asset and readjustment clauses with possible impacts on accumulated depreciation and impairment, as follows:

	Platforms	Vessels	Properties	Total
Cost	22,484	17,542	2,340	42,366
Accumulated depreciation and impairment	(4,712)	(9,216)	(750)	(14,678)
Without contractual readjustment clauses	−	(7,490)	(120)	(7,610)
With contractual readjustment clauses - Brazil	(4,712)	(731)	−	(5,443)
With contractual readjustment clauses – abroad	−	(996)	(629)	(1,625)
Balance at December 31, 2024	17,772	8,326	1,590	27,688
Cost	23,859	18,000	2,970	44,829
Accumulated depreciation and impairment	(4,803)	(8,796)	(850)	(14,449)
Without contractual readjustment clauses	−	(7,103)	(168)	(7,271)
With contractual readjustment clauses - Brazil	(4,803)	(225)	−	(5,028)
With contractual readjustment clauses – abroad	−	(1,468)	(682)	(2,150)
Balance at December 31, 2023	19,056	9,204	2,120	30,380

68

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Accounting policy for property, plant and equipment

Property, plant and equipment are measured at the cost of acquisition or construction, including all costs necessary to bring the asset to working condition for its intended use and the estimated cost of dismantling and removing the asset and restoring the site, reduced by accumulated depreciation and impairment losses.

A condition for continuing to operate certain items of property, plant and equipment, such as industrial plants, offshore plants and vessels is the performance of regular major inspections and maintenance. Those expenditures are capitalized if a maintenance campaign is expected to occur, at least, 12 months later. Otherwise, they are expensed when incurred. The capitalized costs are depreciated over the period through the next major maintenance date.

Spare parts are capitalized when they are expected to be used during more than one period and can only be used in connection with an item of property, plant and equipment, and are depreciated over the useful life of the item of property, plant and equipment to which they relate.

Borrowing costs directly attributable to the acquisition or construction of qualifying assets are capitalized as part of the costs of these assets.

General borrowing costs are capitalized based on the Company’s weighted average cost of borrowings outstanding applied over the balance of assets under construction.

In general, the Company suspends capitalization of borrowing to the extent investments in a qualifying asset hibernates during a period greater than one year or whenever the asset is prepared for its intended use.

Assets directly associated to the production of oil and gas in a contracted area whose useful lives are not less than the life of the field (reserve exhaustion time), including rights and concessions such as signature bonus, are depleted by the unit-of-production method.

The unit-of-production method of depreciation (amortization) is computed based on the monthly production volume over the proved developed oil and gas reserves, except for signature bonuses for which unit of production method takes into account the monthly production over the total proved oil and gas reserves on a field-by-field basis.

Assets related to oil and gas production with useful lives shorter than the life of the field; floating platforms and other assets unrelated to oil and gas production are depreciated on a straight-line basis over their useful lives, which are reviewed annually. Note 23.2 provides further information on the estimated useful life by class of assets. Lands are not depreciated.

Right-of-use assets are presented as property, plant and equipment and, according to the useful lives of their respective underlying assets and the characteristics of lease agreements (term, asset transfer or exercise of call option), are depreciated using the straight-line method based on contractual terms.

23.4.	Oil and Gas fields operated by Petrobras returned to ANP

In 2024, the Cachalote oil and gas field, in Campos basin, was returned to ANP. The Company wrote this field off due to impairments recognized.

In 2023, the following oil and gas fields, in Campos basin, were returned to ANP: Atum, Curimã, Espada and Xaréu. Thus, the Company wrote off the amount of US$ 45.

In 2022, the following oil and gas fields, in Ceará basin, were returned to ANP: Anequim, Congro, Corvina, Garoupa, Garoupinha, Malhado, Namorado, Parati and Viola. These fields were returned to ANP mainly due to their economic unfeasibility and, as a consequence, the Company wrote off the amount of US$ 619 in addition to impairments recognized in prior years.

23.5.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the year ended December 31,2024, the capitalization rate was 7.19% p.a. (7% p.a. for the year ended December 31, 2023).

69

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

24.	Intangible assets
24.1.	By class of assets
	Rights and Concessions (1)	Software	Goodwill	Total
Balance at January 1, 2024	2,425	592	25	3,042
Cost	2,489	1,891	25	4,405
Accumulated amortization and impairment	(64)	(1,299)	−	(1,363)
Addition	24	201	−	225
Capitalized borrowing costs	−	12	−	12
Write-offs	(18)	(2)	−	(20)
Transfers	−	7	−	7
Amortization	(4)	(130)	−	(134)
Impairment recognition (note 25)	(224)	−	−	(224)
Translation adjustment	(506)	(142)	(5)	(653)
Balance at December 31, 2024	1,697	538	20	2,255
Cost	1,750	1,663	20	3,433
Accumulated amortization and impairment	(53)	(1,125)	−	(1,178)
Estimated useful life in years	Indefinite (2)	5	Indefinite

Balance at January 1, 2023	2,523	439	24	2,986
Cost	2,578	1,560	24	4,162
Accumulated amortization and impairment	(55)	(1,121)	−	(1,176)
Addition	148	200	−	348
Capitalized borrowing costs	−	13	−	13
Write-offs	(41)	−	−	(41)
Transfers	(11)	2	−	(9)
Signature Bonuses Transfers (3)	(16)	−	−	(16)
Amortization	(4)	(100)	−	(104)
Impairment recognition (note 25)	(364)	−	−	(364)
Translation adjustment	190	38	1	229
Balance at December 31, 2023	2,425	592	25	3,042
Cost	2,489	1,891	25	4,405
Accumulated amortization and impairment	(64)	(1,299)	−	(1,363)
Estimated useful life in years	Indefinite (2)	5	Indefinite
(1) It comprises mainly signature bonuses (amounts paid in concession and production sharing contracts for oil or natural gas exploration), in addition to public service concessions, trademarks and patents and others.
(2) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.
(3) Transfer to PP&E Assets.

24.2.	ANP Bidding Result

Blocks in the Pelotas Basin - 4th Permanent Concession Offering Cycle

On December 13, 2023, Petrobras acquired exploration and production rights for oil and natural gas in 29 blocks in the Pelotas Basin during the 4th Permanent Concession Offering Cycle conducted by ANP, with a signature bonus payment of US$ 20 in 2024. For more information about the contracts signed through partnerships, see note 27.

24.3.	Exploration rights returned to the ANP

In 2024, the return of 5 exploratory blocks was approved, resulting in the write-off of the respective assets. These blocks are: ES-M-598 and ES-M-673, located in the Espírito Santo Basin; PAR-T-175, in the Paraná Basin, totaling US$ 19; as well as blocks C-M-657 and C-M-709, located in the Campos Basin, as stated in explanatory note 25. In 2023, 8 exploration areas located in the pre-salt area of the Campos Basin were returned to ANP, totaling US$ 414 (R$ 2,006 million) in exploration rights written-off.

For more information see note 26 regarding exploration and evaluation of oil and gas reserves.

70

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Accounting policy for intangible assets

Intangible assets are measured at the acquisition cost, less accumulated amortization and impairment losses.

Internally-generated intangible assets are not capitalized and are expensed as incurred, except for development costs that meet the recognition criteria related to the completion and use of assets, probable future economic benefits, and others.

When the technical and commercial feasibility of oil and gas production is demonstrated for the first field in an area, the value of the signature bonus is reclassified to property, plant and equipment at their full value. While they are registered in intangible assets, they are not amortized. Other intangible assets with defined useful lives are amortized on a straight-line basis over their estimated useful lives.

If, when defining the technical and commercial feasibility of the first field of a block, there are exploratory activities being carried out in different locations in the block, so that oil and gas volumes can be estimated for other possible reservoirs in the area, then the value of the signature bonus is partially reclassified to PP&E, based on the ratio between the volume of oil and gas expected (oil in place - VOIP) of a specific reservoir and the total volume of oil and gas expected for all possible reservoirs in the area.

If exploratory activities in the remaining areas do not result in technical and commercial viability, the corresponding value of the signature bonus is not written off, but transferred to PP&E and added to the value of the signature bonus related to the location that was previously assessed as technically and commercially viable.

Intangible assets with an indefinite useful life are not amortized but are tested annually for impairment. Their useful lives are reviewed annually.

25.	Impairment
Statement of income	2024	2023	2022
Impairment (losses) reversals	(1,531)	(2,680)	(1,315)
Exploratory assets	(224)	(364)	−
Impairment of equity-accounted investments	13	(2)	(6)
Net effect within the statement of income	(1,742)	(3,046)	(1,321)
Losses	(1,955)	(3,307)	(1,640)
Reversals	213	261	319

Statement of financial position	2024	2023	2022
Property, plant and equipment (1)	(1,487)	(2,783)	(1,163)
Intangible assets (1)	(224)	(364)	(1)
Assets classified as held for sale	(32)	103	(151)
Investments	1	(2)	(6)
Net effect within the statement of financial position	(1,742)	(3,046)	(1,321)
(1) See note 25.1.

The Company annually tests its assets for impairment or when there is an indication that their carrying amount may not be recoverable, or that there may be a reversal of impairment losses recognized in previous years.

On November 21, 2024, management concluded and approved its Business Plan 2025-2029, considering a complete update of economic assumptions, as well as its project portfolio and estimates of reserve volumes.

71

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

25.1.	Impairment of property, plant and equipment and intangible assets
Asset or CGU by nature (1)	Carrying amount before impairment testing	Recoverable amount (2)	Impairment (losses) / reversals (3)	Business segment	Comments
					2024
Producing properties relating to oil and gas activities in Brazil (several CGUs)	7,998	7,000	(1,129)	E&P	Item (a1)
Second refining unit in RNEST	414	−	(421)	RT&M	Item (b1)
Oil and gas exploratory assets (several CGUs)	200	−	(224)	E&P	Item (c1)
Others			63	Several
Total			(1,711)
					2023
Producing properties relating to oil and gas activities in Brazil (several CGUs)	8,332	6,108	(2,217)	E&P	Item (a2)
Second refining unit in RNEST	943	455	(486)	RT&M	Item (b2)
Oil and gas exploratory assets (several CGUs)	371	−	(364)	E&P	Item (c2)
Others	−	−	(80)	Several
Total			(3,147)
					2022
Producing properties relating to oil and gas activities in Brazil (several CGUs)	8,307	7,747	(628)	E&P	Item (a3)
Oil and gas production and drilling equipment in Brazil (several CGUs)	486	7	(478)	E&P	Item (d)
Itaboraí utilities	919	777	(142)	G&LCE	Item (e)
Second refining unit in RNEST	792	882	89	RT&M	Item (b3)
Others			(5)	Several
Total			(1,164)
(1) It only refers to CGUs or assets which presented impairment losses or reversals in the period.
(2) The recoverable amounts of assets for impairment computation were their value in use, unless otherwise indicated.
(3) Impairment losses and reversals are calculated individually for each CGU. However, there are certain line items of this table which represent several CGUs. Thus, as impairment reversals are limited to pre-impairment carrying amounts less subsequent depreciation or amortization recognized, the "Impairment (losses) / reversals" of the line items representing several CGUs may not represent a direct relation between "Carrying amount" and "Recoverable Amount".

In assessing the recoverable amount of property, plant and equipment and intangible assets, individually or grouped in CGUs, the Company bases its cash flow projections on:

•	the estimated useful life of the asset or assets grouped into the CGU, based on the expected use of those assets, considering the Company’s maintenance policy;
•	assumptions and financial forecasts approved by management for the period corresponding to the expected life cycle of each different business; and
•	discount rates derived from the Company’s post-tax weighted average cost of capital (WACC), adjusted by specific risk-premiums in case of projects postponed for an extended period, or by specific country-risks, in case of assets abroad. The use of post-tax discount rates in determining value in use does not result in different recoverable amounts if pre-tax discount rates had been used.

The cash flow projections used to measure the value in use of the CGUs, at December 31, 2024, were mainly based on the following updated assumptions for average Brent prices and Brazilian real/U.S. dollar average exchange rates:

At December 31, 2024, average Brent prices and Brazilian real/U.S. dollar average exchange rates used were:

Business Plan 2025-2029	2025	2026	2027	2028	2029	Long term Average
Average Brent (US$/barrel)	83	77	74	71	68	65
Average Brazilian Real (excluding inflation) - Real /U.S. dollar exchange rate	5.00	4.92	4.87	4.83	4.79	4.64

At December 31, 2023, average Brent prices and Brazilian real/U.S. dollar average exchange rates used were:

72

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Strategic Plan 2024-2028	2024	2025	2026	2027	2028	Long term Average
Average Brent (US$/barrel)	80	78	75	73	70	65
Average Brazilian Real (excluding inflation) - Real /U.S. dollar exchange rate	5.05	5.04	5.03	4.98	4.90	4.65

At December 31, 2022, average Brent prices and Brazilian real/U.S. dollar average exchange rates used were:

Strategic Plan 2023-2027	2023	2024	2025	2026	2027	Long term Average
Average Brent (US$/barrel)	85	80	75	70	65	55
Average Brazilian Real (excluding inflation) - Real /U.S. dollar exchange rate	5.02	5.00	5.00	4.97	4.88	4.76

Post-tax discount rates, excluding inflation, applied in the tests which presented the main impairment losses and reversals for the period were:

Activity	12.31.2024	12.31.2023
Producing properties relating to oil and gas activities in Brazil	7.6% p.a.	7.6% p.a.
RT&M in Brazil – postponed projects	7.7% p.a.	7.0% p.a.

In 2024, the main changes in the CGUs (in the E&P segment) were:

•	Extinction of the Carapanaúba field due to its annexation to the Sudoeste de Urucu field (Arara cluster);
•	Extinction of the Cherne cluster due to the signing of a purchase and sale agreement for the transfer of Petrobras' entire interest;
•	Extinction of the Cidade Entre Rios field due to its annexation to the Riacho Ouricuri field;
•	Exclusion of the Cachalote field following the approval of its abandonment; and
•	Reintegration of the Uruguá and Tambaú fields due to the cancellation of the purchase and sale agreement.

Additional information on key assumptions for impairment testing and on CGU definitions is presented in note 4.2.2.

Information on the main impairment losses of property, plant and equipment and intangible assets is presented as follows:

a1) Producing properties in Brazil – 2024

The assessments of assets linked to oil and gas production fields in Brazil resulted in net losses amounting to US$ 1,129, primarily related to the CGUs of: (i) Roncador (US$ 366), Barracuda and Caratinga cluster (US$ 204). These losses were mainly driven by the revision of decommissioning costs, as well as a reduction in platform efficiency and well performance forecasts for Barracuda and Caratinga cluster, negatively impacting the production curves of the fields; and (ii). Uruguá/Tambaú (US$ 497) due to the cancellation of the divestment process and the absence of production curves associated with Business Plan 2025-2029.

a2) Producing properties in Brazil – 2023

Impairment losses on producing properties in Brazil amount to US$ 2,217, mainly in Roncador field (US$ 2,004), due to the revision of the production curve, in the Strategic Plan 2024-2028, arising from below-expected performance of its wells observed in 2023, due to the interruption of production in some wells and to the accelerated decline of production due to the increase in the percentage of water in other wells.

a3) Producing properties in Brazil – 2022

Impairment losses on producing properties in Brazil amount to US$ 628, mainly in Roncador field (US$ 518), reflecting the revision of abandonment costs and of the recovery of areas, as well as changes in operational efficiency estimates, which had a negative effect over production curves of this field.

b1) Second refining unit of RNEST – 2024

Impairment losses amounting to US$ 421 due to the increase in investment and operating expenditures estimates reflected in the Business Plan 2025-2029.

73

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

b2) Second refining unit of RNEST – 2023

In 2023, the Company recognized a US$ 486 loss on this asset, mainly due to: (i) the review of the scope for the implementation of logistics infrastructure, with an increase in necessary investments; and (ii) the revision of the assumptions of the Strategic Plan 2024-2028, resulting in an increase in operational costs.

b3) Second refining unit of RNEST – 2022

The cash flows to measure the value in use of the second refining unit of RNEST considers operational optimization and the margins for the refining segment estimated in the Strategic Plan 2023-2027, triggering impairment reversals in the amount of US$ 89.

c1) Oil and gas exploratory assets -2024

The assessments conducted on exploratory assets indicated a reduction in the recoverable values of the exploratory blocks C-M-657 and C-M-709, located in the Campos Basin and, consequently, the recognition of losses amounting to US$ 224. Management approved the full and voluntary relinquishment of these blocks to ANP in October 2024.

c2) Oil and gas exploratory assets -2023

The assessment carried out on exploratory assets located in the pre-salt layer of the Campos basin (blocks C-M-210, C-M-277, C-M-344, C-M-346, C-M-411 and C-M-413) resulted in the recognition of a US$ 364 loss, due to the economic unfeasibility of projects in the phase of production development. In October 2023, the Company’s management approved the full and voluntary return of these blocks to the ANP.

d) Oil and gas production and drilling equipment in Brazil - 2022

Impairment losses of US$ 478 relates to equipment and structures in the E&P segment, mainly due to the decision to cease the use of platforms P-18, P-19, P-20, P-35 and P-47 in the Marlim field, leading to the recognition of losses in the amount of US$ 402.

e) Itaboraí utilities - 2022

The postponement of the beginning of operations of the Natural Gas Processing Unit (UPGN) of the Gaslub plant in Itaboraí, in the state of Rio de Janeiro, due to the termination of the agreement with the contractor responsible for the works, impacted revenue estimate, resulting in the recognition of a US$ 142 impairment loss.

25.1.1.	Assets most sensitive to future impairment recognition

Whenever the recoverable amount of an asset or CGU falls below the carrying amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount. The following table presents the assets and CGUs most sensitive to future impairment losses, presenting recoverable amounts close to their current carrying amounts.

The analysis presented as follows considers CGUs with estimated impairment losses or reversals if there was a 10% reduction or increase in their recoverable amounts, arising from changes in material assumptions:

74

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Potential impairment losses - 10% reduction in the recoverable amount	Business segment	Carrying amount	Recoverable amount	Sensitivity
Asset with recoverable amount close to its carrying amount
CGU Marlim Sul	E&P	4,825	4,760	(65)
Assets with impairment losses
Producing properties relating to oil and gas activities in Brazil (9 CGUs)	E&P	6,656	5,991	(665)
Itaboraí utilities	G&LCE	900	810	(90)
Araucária Nitrogenados -ANSA	RT&M	12	11	(1)
		12,393	11,572	(821)

Potential impairment reversals - 10% increase in the recoverable amount	Business segment	Carrying amount	Recoverable amount	Sensitivity (1)
Assets with impairment losses
Producing properties relating to oil and gas activities in Brazil (9 CGUs)	E&P	6,656	7,322	666
Itaboraí utilities	G&LCE	900	989	89
Araucária Nitrogenados -ANSA	RT&M	12	13	1
		7,568	8,324	756
(1) When calculating a 10% increase in the recoverable amount, the amount of impairment to be reversed is limited to the accumulated impairment of the CGU or to their recoverable amounts, whichever is lower.

Accounting policy for impairment of property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets are assessed for impairment at the smallest identifiable group that generates largely independent cash inflows from other assets or groups of assets (CGU). Note 4.2 presents detailed information about the Company’s CGUs.

Assets related to development and production of oil and gas assets (fields or clusters) that have indefinite useful lives, such as goodwill, are tested for impairment at least annually, irrespective of whether there is any indication of impairment.

Considering the existing synergies between the Company’s assets and businesses, as well as the expectation of the use of its assets for their remaining useful lives, value in use is generally used by the Company for impairment testing purposes. When specifically indicated, the Company assesses differences between its assumptions and assumptions that would be used by market participants in the determination of the fair value of an asset or CGU.

Reversal of previously recognized impairment losses may occur for assets other than goodwill.

25.2.	Assets classified as held for sale
Asset or CGU by nature (1)	Carrying amount before impairment testing	Recoverable amount (2)	Impairment (losses) / reversals (3)	Business segment
				2024
Producing properties relating to oil and gas activities	44	−	(44)	E&P
Others			12	Several
Total			(32)
				2023
Producing properties relating to oil and gas activities	230	334	102	E&P
Others			1	Several
Total			103
				2022
Producing properties relating to oil and gas activities	376	300	(116)	E&P
Refinery and associated logistics assets	77	34	(44)	RT&M
Others			9	Several
Total			(151)
(1) It only refers to assets or groups of assets which presented impairment losses or reversals in the period.
(2) The recoverable amounts of assets for impairment computation were their fair value.

In 2024, the Company recognized impairment losses on assets held for sale arising from the assessment at the fair value of assets, net of disposal expenses, mainly arising from Pescada cluster, due to decommissioning cost review.

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INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

In 2023, the Company recognized reversals on assets held for sale in the amount of US$ 103 arising from the assessment at the fair value of assets, net of disposal expenses, mainly arising from the approval for the disposal of Uruguá cluster (US$ 102).

In 2022, the Company recognized losses on assets held for sale in the amount of US$ 151, arising from the assessment at the fair value of assets, net of disposal expenses, mainly:

i.	producing properties relating to oil and gas activities – a US$ 116 impairment loss, due to the revision of abandonment costs and of the recovery of areas of several concessions in clusters Golfinho (a US$ 72 impairment loss), Pescada (a US$ 29 impairment loss) and Camarupim (a US$ 15 impairment loss); and
ii.	refinery and associated logistics assets: approval for the disposal of LUBNOR refinery, in the state of Ceará, resulting in the recognition of a US$ 44 impairment loss.

The accounting policy for assets and liabilities held for sale is set out in note 29.

25.3.	Investments in associates and joint ventures (including goodwill)

Value in use is generally used for impairment test of investments in associates and joint ventures (including goodwill). The basis for estimates of cash flow projections includes: projections covering a period of 5 to 12 years, zero-growth rate perpetuity, budgets, forecasts and assumptions approved by management and a post-tax discount rate derived from the WACC or the Capital Asset Pricing Model (CAPM) models, specific for each case.

Accounting policy for impairment of associates and joint ventures

Investments in associates and joint ventures are tested individually for impairment. When performing impairment testing of an equity-accounted investment, goodwill, if it exists, is also considered part of the carrying amount to be compared to the recoverable amount.

Except when specifically indicated, value in use is generally used by the Company for impairment testing purposes in proportion to the Company’s interests in the present value of future cash flow projections via dividends and other distributions.

25.3.1.	Investment in publicly traded associates

Braskem S.A.

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. As of December 31, 2024, the quoted market value of the Company’s investment in Braskem was US$ 557 based on the quoted values of both Petrobras’ interest in Braskem’s common stock (47% of the outstanding shares), and preferred stock (22% of the outstanding shares, see note 28.4). However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares.

Given the operational relationship between Petrobras and Braskem, the recoverable amount of the investment for impairment testing purposes was determined based on value in use, considering future cash flow projections and the manner in which the Company can derive value from this investment via dividends and other distributions to arrive at its value in use. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized for this investment.

Cash flow projections to determine the value in use of Braskem were based on estimated prices of feedstock and petrochemical products reflecting international trends on prices, petrochemical products sales volume estimates reflecting projected Brazilian and global G.D.P. growth, post-tax discount rate (excluding inflation) of 7.4% p.a., (WACC), and decreases in the EBITDA margin during the growth cycle of the petrochemical industry in the next years and increases in the long-term. Estimated exchange rates and Brent prices are the same as those set out in note 25.1.

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INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

26.	Exploration and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from the date of obtaining the legal rights to explore a specific area to the moment in which technical and commercial feasibility to produce oil and gas are demonstrated.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (1)	2024	2023
Property plant and equipment
Opening Balance	1,512	1,876
Additions	338	505
Write-offs	(27)	(8)
Transfers	(3)	(1,000)
Translation adjustment	(345)	139
Closing Balance	1,475	1,512
Intangible assets
Opening Balance	2,313	2,406
Additions	20	147
Write-offs	(19)	(41)
Transfers	−	(16)
Losses on exploration expenditures written off	(224)	(364)
Translation adjustment	(481)	181
Closing Balance	1,609	2,313
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	3,084	3,825
(1) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

The additions occurred in Intangible assets during 2024 mainly referred to due to the signing of agreement of the 29 blocks in the Pelotas Basin acquired in the 4th Permanent Concession Offering Cycle.

The recognition of losses in Intangible assets (US$ 224), in 2024, was due to the economic unfeasibility of the exploratory blocks C-M-657 and C-M-709, located in the Campos Basin, given that the Company decided not to complete the development of these projects (see note 25).

In 2023, the recognition of losses in Intangible Assets (US$ 364) was due to the economic unfeasibility of the projects in blocks C-M-210, C-M-277, C-M-344, C-M-346, C-M-411 and C-M-413, which were in the production development phase. In October 2023, the Company’s Management approved the voluntary full return of these blocks to the ANP, in addition to the return of Dois Irmãos block (US$ 37) and Três Marias block (US$ 6). All blocks are located in the pre-salt layer of the Campos basin and the corresponding assets were written-off.

The transfers which occurred in Property plant and equipment during 2023 were destined for the production development projects of the Raia Pintada and Raia Manta fields, related to the BM-C-33 block (US$ 968), and the Sépia field (US$ 46).

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	2024	2023	2022
Exploration costs recognized in the statement of income
Geological and geophysical expenses	(412)	(566)	(358)
Exploration expenditures written off (includes dry wells and signature bonuses (1)	(482)	(421)	(248)
Contractual penalties on local content requirements	(5)	12	(47)
Other exploration expenses	(14)	(7)	(34)
Total expenses	(913)	(982)	(687)
Cash used in:
Operating activities	426	573	393
Investment activities	582	672	555
Total cash used	1,008	1,245	948
(1) It includes amounts relating to economic unfeasibility of exploratory blocks (note 25).

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INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

In 2023 and 2022, Petrobras signed Terms of Conduct Adjustment (TACs) with the ANP to offset local content fines related in 24 concessions in which Petrobras has a 100% interest and in 22 concessions in which Petrobras operates in partnership with other companies.

The TACs converted fines into investment commitments in the Exploration and Production segment with local content, resulting in the closing of administrative proceedings, resulting in a US$ 0.2 gain in 2024 due to the reversal of liabilities (a US$ 54 gain in 2023).

As of December 31, 2024, under the terms of the agreement, Petrobras commits to investing US$ 160 (R$ 990) in local content by December 31, 2027.

Accounting policy for exploration and evaluation of oil and gas reserves

The costs incurred in connection with the exploration, appraisal and development of crude oil and natural gas production are accounted for using the successful efforts method of accounting, as set out below:

•	geological and geophysical costs related to exploration and appraisal activities incurred until economic and technical feasibility are demonstrated are immediately recognized as an expense;
•	amounts paid for obtaining concessions for exploration of crude oil and natural gas (capitalized acquisition costs) are initially capitalized as intangible assets and are transferred to property, plant and equipment once the technical and commercial feasibility are demonstrated. More information on intangible assets accounting policy, see note 24;
•	costs directly attributable to exploratory wells, including their equipment, installations and other costs necessary to identify the technical and commercial feasibility, pending determination of proved reserves, are capitalized within property, plant and equipment. In some cases, exploratory wells have discovered oil and gas reserves, but at the moment the well drilling is completed they are not yet able to be classified as proved. In such cases, the expenses continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and progress on assessing the reserves and the technical and commercial feasibility of the project is under way (for more information see note 26.1);
•	an internal commission of technical executives of the Company reviews monthly these conditions for each well, by analysis of geoscience and engineering data, existing economic conditions, operating methods and government regulations (for more information see note 4.1);
•	costs related to exploratory wells drilled in areas of unproved reserves are charged to expense when determined to be dry or uneconomic by the aforementioned internal commission; and
•	costs related to the construction, installation and completion of infrastructure facilities, such as drilling of development wells, construction of platforms and natural gas processing units, construction of equipment and facilities for the extraction, handling, storing, processing or treating crude oil and natural gas, pipelines, storage facilities, waste disposal facilities and other related costs incurred in connection with the development of proved reserve areas (technically and commercially feasible) are capitalized within property, plant and equipment.
26.1.	Aging of Capitalized Exploratory Well Costs

The following tables set out the amounts of exploratory well costs that have been capitalized for a period of one year or more after the completion of drilling, the number of projects whose costs have been capitalized for a period greater than one year, and an aging of those amounts by year (including the number of wells relating to those costs):

Aging of capitalized exploratory well costs (1)	2024	2023
Exploratory well costs capitalized for a period of one year	311	211
Exploratory well costs capitalized for a period greater than one year	1,164	1,301
Total capitalized exploratory well costs	1,475	1,512
Number of projects relating to exploratory well costs capitalized for a period greater than one year	18	17

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INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Capitalized costs (2024)	Number of wells
2023	76	2
2022	209	3
2021	73	2
2020	17	1
2019 and previous years	789	14
Exploratory well costs that have been capitalized for a period greater than one year	1,164	22
(1) Amounts paid for obtaining rights and concessions for exploration of oil and gas (capitalized acquisition costs) are not included.

Exploratory well costs that have been capitalized for a period greater than one year since the completion of drilling relate to 18 projects comprising 22 wells, are composed of (i) US$ 1,046 of wells in areas in which there has been ongoing drilling or firmly planned drilling activities for the near term and for which an evaluation plan has been submitted for approval to the ANP; and (ii) US$ 118 relates to costs incurred to evaluate technical and commercial feasibility necessary for the decision on the production development and on definition of proved reserves.

26.2.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 1,250 (US$ 1,770 as of December 31, 2023), which is still in force as of December 31, 2024, net of commitments undertaken. As of December 31, 2024, the collateral comprises future crude oil production capacity from Marlim and Buzios producing fields, already in production, pledged as collateral, in the amount of US$ 1,239 (US$ 1,756 as of December 31, 2023) and bank guarantees of US$ 11 (US$ 14 as of December 31, 2023).

27.	Consortia (partnerships) in E&P activities

In line with its strategic objectives, Petrobras operates in association with other companies in consortia as holder of oil and natural gas exploration and production rights in concessions and production sharing regimes.

As of December 31, 2024, the Company holds interests in 95 consortia with 34 companies, among which Petrobras is the operator in 64 (67 consortia with 32 companies and operator in 39, as of December 31, 2023). In 2024, the Company formed 32 new consortia, stopped participating in 2 others, and now holds 100% in 2 others.

The partnerships established in 2024, with Petrobras as the operator, are related to the 4th Cycle of the Permanent Concession Offer in the Pelotas Basin, as follows:

•	26 contracts with Petrobras holding a 70% interest and Shell holding 30%; and
•	3 contracts with Petrobras holding a 50% interest, Shell 30%, and CNOOC 20% (note 24.2).

Additionally, Petrobras will act as a non-operator in 3 new partnerships in São Tomé and Príncipe.

In 2023, 2 new partnerships were formed with Petrobras as the operator, both related to the 1st Cycle of the Permanent Sharing Offer:

•	Campos Basin, with 30% held by Petrobras, 30% by TotalEnergies, 20% by Petronas, and 20% by Qatar Energy; and
•	Santos Basin, with Petrobras holding a 60% interest and Shell 40%.

Consortia bring benefits through risk sharing, increased investment capacity, technical and technological interchange, aiming at the growth in oil and gas production. The following table presents the production referring to Petrobras's participation in the main fields in which the Company is the operator in the consortium:

79

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Field	Location	Petrobras interest	Partners interest	Petrobras production portion in 2024 (mboed)	Regime
Tupi	Santos basin pre-salt	65%	Shell - 25% Petrogal - 10%	666	Concession
Búzios ECO	Santos basin pre-salt	85%	CNODC - 10% CNOOC - 5%	501	Production sharing
Mero	Santos basin pre-salt	40%	TotalEnergies - 20% Shell - 20% CNODC - 10% CNOOC – 10%	136	Production sharing
Roncador	Campos basin	75%	Equinor - 25%	85	Concession
Sapinhoá	Santos basin pre-salt	45%	Shell - 30% Repsol Sinopec - 25%	77	Concession
Atapu ECO	Santos basin pre-salt	52.5%	Shell - 25% TotalEnergies - 22.5%	47	Production sharing
Berbigão	Santos basin pre-salt	42.5%	Shell - 25% TotalEnergies - 22.5% Petrogal - 10%	31	Concession
Sururu	Santos basin pre-salt	42.5%	Shell - 25% TotalEnergies - 22.5% Petrogal - 10%	29	Concession
Tartaruga Verde	Campos basin	50.0%	Petronas - 50%	26	Concession
Sépia ECO	Santos basin pre-salt	30%	TotalEnergies - 28% Petronas - 21% Qatar - 21%	19	Production sharing
Total				1,617

Accounting policy for joint operations

The E&P consortia are classified as joint operations, where the assets, liabilities, revenues and expenses relating to these consortia are accounted for in the financial statements individually, observing the applicable specific accounting policies and reflecting the portion of the contractual rights and obligations that the Company has.

27.1.	Unitization Agreements

Petrobras has Production Individualization Agreements (AIP) signed in Brazil with partner companies in E&P consortia. These agreements result in reimbursements payable to (or receivable from) partners regarding expenses and production volumes mainly related to Agulhinha, Albacora Leste, Berbigão, Budião Noroeste, Budião Sudeste, Caratinga and Sururu.

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INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Provision for equalizations (1)

The table below presents changes in the reimbursements payable relating to the execution of the AIP submitted to the approval of the ANP:

	2024	2023
Opening balance	462	407
Additions to PP&E, net of write-offs	230	17
Payments made	(1)	(56)
Other income and expenses	16	62
Translation adjustments	(130)	32
Closing balance (1)	577	462
(1) Notably Berbigão, Sururu and Agulhinha.

In 2024, these agreements resulted in additions and write-offs in PP&E, in addition to other income and expenses, reflecting the best available estimate of the assumptions used in the calculation base and the sharing of assets in areas to be equalized.

Closed agreements in 2024

In May 2024, the Agreement on Expenditure and Volume Equalization, provided for in the Brava Shared Reservoir AIP, was signed. The amount paid by Petrobras to Pré-sal Petróleo S.A. (PPSA) on June 24, 2024 was US$ 1.

Accounting Policy for unitization agreements

A unitization agreement occurs when a reservoir extends across two or more license or contract areas. In this case, partners pool their individual interests in return for an interest in the overall unit (shared reservoir) and determine their new share in the single producing unit.

Events that occurred prior to the unitization agreement may lead to the need for compensation between the partners. The compensation will be the difference between the expenses actually incurred by each party up to the reference date and those that should have been incurred by each party if the established participations in the shared reservoir by the AIP were already in effect during that period.

At the signing of the AIP, an amount to be reimbursed to the Company will be recognized as an asset only when there is a contractual right to reimbursement or when the reimbursement is practically certain. An amount to be reimbursed by the Company will be recognized as a liability when it derives from a contractual obligation or, when the outflow of funds is deemed probable and the amount can be reliable estimated. The provision will be offset by an increase or decrease in PP&E, revenues and/or expenses, according to the nature of the events to be reimbursed.

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INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

28.	Investments
28.1.	Information on direct subsidiaries, joint arrangements and associates
	Main business segment	% Petrobras' ownership	% Petrobras' voting rights	Sales revenues (1)	Share-holders’ equity (deficit)	Net income (loss)for the year	Country
Subsidiaries
Petrobras International Braspetro - PIB BV	Several	100.00	100.00	44,842	59,836	3,668	Netherlands
Petrobras Transporte S.A. - Transpetro	RT&M	100.00	100.00	2,227	932	161	Brazil
Petrobras Logística de Exploração e Produção S.A. - PB-LOG	E&P	100.00	100.00	281	60	99	Brazil
Petrobras Biocombustível S.A.	G&LCE	100.00	100.00	242	135	13	Brazil
Araucária Nitrogenados S.A.	RT&M	100.00	100.00	−	90	75	Brazil
Termomacaé S.A.	G&LCE	100.00	100.00	11	48	7	Brazil
Braspetro Oil Services Company - Brasoil	Corporate, others	100.00	100.00	−	2	−	Cayman Islands
Termobahia S.A.	G&LCE	98.85	98.85	−	56	10	Brazil
Baixada Santista Energia S.A.	G&LCE	100.00	100.00	−	53	8	Brazil
Fundo de Investimento Imobiliário RB Logística - FII	Corporate, others	99.15	99.15	−	18	5	Brazil
Procurement Negócios Eletrônicos S.A.	Corporate, others	72.00	49.00	14	6	1	Brazil
Petrobras Comercializadora de Gás e Energia e Participações S.A.	G&LCE	100.00	100.00	29	12	5	Brazil
Transportadora Brasileira Gasoduto Bolívia - Brasil S.A.	G&LCE	51.00	51.00	313	61	85	Brazil
Associação Petrobras de Saúde (2)	Corporate, others	93.47	93.47	892	117	5	Brazil
Joint operations
Fábrica Carioca de Catalizadores S.A. - FCC	RT&M	50.00	50.00	60	47	22	Brazil
Joint ventures
Logum Logística S.A.	RT&M	30.00	30.00	−	186	(23)	Brazil
Petrocoque S.A. Indústria e Comércio	RT&M	50.00	50.00	−	23	4	Brazil
Refinaria de Petróleo Riograndense S.A.	RT&M	33.20	33.33	−	5	(16)	Brazil
Brasympe Energia S.A.	G&LCE	20.00	20.00	−	13	3	Brazil
Metanor S.A. - Metanol do Nordeste	RT&M	34.54	50.00	−	20	6	Brazil
Companhia de Coque Calcinado de Petróleo S.A. - Coquepar	RT&M	45.00	45.00	−	−	−	Brazil
Associates
Braskem S.A. (3)	RT&M	36.15	47.03	−	(4)	(1,053)	Brazil
Energética SUAPE II S.A.	G&LCE	20.00	20.00	−	84	32	Brazil
Nitrocolor Produtos Químicos LTDA.	RT&M	38.80	38.80	−	−	−	Brazil
Bioenergética Britarumã S.A.	G&LCE	30.00	30.00	−	−	−	Brazil
Transportadora Sulbrasileira de Gás - TSB	G&LCE	25.00	25.00	−	2	1	Brazil
(1) Sales revenues refers to the home country of companies. Regarding PIBBV, the composition of sales revenue is: 55% in the Netherlands, 26% in the United States, and 19% in Singapore.
(2) APS is a non-profit civil association, which carries out health assistance activities, and is consolidated in the Company’s financial statements.
(3) Equity and net income at September 30, 2024, most current public information.

The main investees of PIB BV are:

•	Petrobras Global Trading B.V. – PGT (100%, based in the Netherlands), dedicated to the trade of oil, oil products, biofuels and LNG (liquefied natural gas), as well as to the funding of its activities in light of Petrobras;
•	Petrobras Global Finance B.V. – PGF (100%, based in the Netherlands); the finance subsidiary of Petrobras, raising funds through bonds issued in the international capital market;
•	Petrobras America Inc. – PAI (100%, based in the United States), dedicated to trading and E&P activities (MP Gulf of Mexico, LLC);
•	Petrobras Singapore Private Limited - PSPL (100%, based in Singapore), which operates primarily in the trading of crude oil, oil products, biofuels and liquefied natural gas (LNG); and
•	Petrobras Netherlands B.V. - PNBV (100%, based in the Netherlands), operates through joint operations in Tupi BV (67.59%), Guará BV (45%), Libra (40%), Papa Terra BV (62.5%), Roncador BV (75%), Iara BV (90.11%), Petrobras Frade Inversiones SA - PFISA (100%) and BJSOO BV (20%), dedicated to the construction and lease of equipment and platforms for Brazilian E&P consortia. Considering the liquidation process of companies in the Netherlands, the company Agri BV was liquidated in the fiscal year 2024. Currently, the Company is assessing the liquidation of Guara BV, Libra BV, Papa-Terra BV, Roncador BV and PFISA, where conditions precedent are pending. Subsequently, the Company will assess the liquidation of Tupi BV and Iara BV.

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INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

In 2024, the Company carried out the disposal of the following direct investments:

•	Transfer of its entire 30% equity interest in Brentech Energia S.A. on May 29, 2024.
•	Exercise of the tag-along right for its 18.8% equity interest in the capital of UEG Araucária S.A. (UEGA) on July 1, 2024.

Additionally, the Company approved the dissolution of Refinaria de Mucuripe S.A. on December 30, 2024.

28.2.	Investments in associates and joint ventures
	Balance at 12.31.2023	Investments	Restructuring, capital decrease and others	Results in equity-accounted investments	CTA	OCI	Dividends	Balance at 12.31.2024
Joint Ventures	481	13	−	125	(4)	−	(134)	481
MP Gulf of Mexico, LLC/PIB BV	340	−	−	75	1	−	(118)	298
Compañia Mega S.A. - MEGA	119	−	−	60	1	−	(17)	163
Other joint ventures	22	13	−	(10)	(6)	−	1	20
Associates	873	9	(12)	(752)	323	(261)	(5)	175
Others Associates	873	9	(12)	(752)	323	(261)	(5)	175
Other investments	4	−	−	−	(1)	−	−	3
Total	1,358	22	(12)	(627)	318	(261)	(139)	659

	Balance at 12.31.2022	Investments	Restructuring, capital decrease and others	Results in equity-accounted investments	CTA	OCI	Dividends	Balance at 12.31.2023
Joint Ventures	546	12	−	(2)	2	1	(78)	481
MP Gulf of Mexico, LLC/PIB BV	374	−	−	(3)	(1)	−	(30)	340
Compañia Mega S.A. - MEGA	149	−	−	4	1	−	(35)	119
Other joint ventures	23	12	−	(3)	2	1	(13)	22
Associates	1,016	12	(1)	(302)	(114)	266	(4)	873
Other investments	4	−	−	−	−	−	−	4
Total	1,566	24	(1)	(304)	(112)	267	(82)	1,358

28.3.	Investments in non- consolidated listed companies
	Thousand-share lot			Quoted stock exchange prices (US$ per share)		Fair value
	12.31.2024	12.31.2023	Type	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Associate
Braskem S.A.	212,427	212,427	Common	1.95	4.48	415	952
Braskem S.A.	75,762	75,762	Preferred A	1.87	4.52	142	342
						557	1,294

The fair value of these shares does not necessarily reflect the realizable value upon sale of a large block of shares.

Information on the main estimates used in the cash flow projections to determine the value in use of Braskem is set out in note 25.

28.4.	Non-controlling interest

The total amount of non-controlling interest at December 31, 2024 is US$ 244 (US$ 392 in 2023) primarily comprising US$ 201 of FIDC (US$ 331 in 2023); and US$ 30 of Transportadora Brasileira Gasoduto Brasil-Bolívia – TBG (US$ 51 in 2023).

Condensed financial information is set out as follows:

83

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	FIDC		TBG
	2024	2023	2024	2023
Current assets	14,839	7,803	156	260
Property, plant and equipment	−	1	246	314
Other non-current assets	−	−	4	4
	14,839	7,804	406	578
Current liabilities	13	8	159	250
Non-current liabilities	−	−	186	224
Shareholders' equity	14,826	7,796	61	104
	14,839	7,804	406	578
Sales revenues	−	−	313	349
Net income	1,317	1,203	85	153
Increase (decrease) in cash and cash equivalents	203	(1,133)	(51)	39

The Credit Rights Investment Fund (FIDC) is a fund mainly intended to securitize “performed” and “non-performed” credits for operations carried out by the Company’s subsidiaries, aiming to optimize cash management.

TBG is an indirect subsidiary which operates in natural gas transmission activities mainly through Bolivia-Brazil Gas Pipeline. The Company holds 51% of interests in this indirect subsidiary.

28.5.	Summarized information on joint ventures and associates

The Company invests in joint ventures and associates in Brazil and abroad, whose activities are related to petrochemical, refining, production, trade and logistics of oil products, gas distribution, biofuels, thermoelectric power plants, and other activities. Condensed financial information is set out below:

	2024				2023

	Joint ventures			Associates(1)	Joint ventures			Associates(1)

	In Brazil	MP Gulf of Mexico, LLC	Other companies abroad		In Brazil	MP Gulf of Mexico, LLC	Other companies abroad

Current assets	345	400	271	6,102	330	537	275	7,910
Non-current assets	242	6	22	3,365	272	66	9	2,591
Property, plant and equipment	418	1,808	305	6,594	525	1,863	189	8,082
Other non-current assets	29	−	−	1,267	41	1	−	1,263
	1,034	2,214	598	17,328	1,168	2,467	473	19,846
Current liabilities	284	315	99	4,554	313	365	70	5,096
Non-current liabilities	498	425	19	12,641	533	424	52	13,182
Shareholders' equity	246	1,176	480	43	315	1,336	351	1,690
Non-controlling interest	6	298	−	90	7	342	−	(122)
	1,034	2,214	598	17,328	1,168	2,467	473	19,846

Sales revenues	786	1,124	149	14,430	1,036	907	−	14,199
Net Income (loss) for the year	(25)	481	208	(2,119)	5	408	21	(849)
Ownership interest - %	20 to 50%	20%	34 to 45%	20 to 38.8%	20 to 50%	20%	34 to 45%	18.8 to 38.8%
(1) It is mainly composed of Braskem.

Accounting policy for investments

Basis of consolidation

The consolidated financial statements include the financial information of Petrobras and the entities it controls (subsidiaries), joint operations (at the level of interest the Company has in them) and consolidated structured entities.

Intragroup balances and transactions, including unrealized profits arising from intragroup transactions, are eliminated in the consolidation of the financial statements.

84

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Investments in other companies

Profit or loss, assets and liabilities related to joint ventures and associates are accounted for by the equity method.

Business combination

A business combination is a transaction in which the acquirer obtains control of another business, regardless it legal form. Acquisitions of businesses are accounted for using the acquisition method when control is obtained. Combinations of entities under common control are accounted for at cost. The acquisition method requires that the identifiable assets acquired and the liabilities assumed be measured at the acquisition-date fair value, with limited exceptions.

29.	Disposal of assets and other transactions

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

		12.31.2024	12.31.2023
	E&P	Total	Total
Assets classified as held for sale
Property, plant and equipment	510	510	335
Total	510	510	335
Liabilities on assets classified as held for sale
Finance debt	−	-	99
Provision for decommissioning costs	713	713	442
Total	713	713	541

29.1.	Sales pending closing at December 31, 2024
a)	Cherne and Bagre fields

On April 25, 2024, the Company signed an agreement with Perenco Pétroleo e Gás Ltda (“Perenco”) for the sale of its entire interest in the Cherne and Bagre fields, located in shallow waters of the Santos Basin.

The amount to be received is US$ 10, of which US$ 1 was received at the transaction signing and the remainder will be received on the closing date.

29.2.	Transaction interrupted
a)	Uruguá and Tambaú fields

On December 21, 2023, the Company signed agreements with Enauta Energia S.A. for the sale of its entire interest in the Uruguá and Tambaú fields located in the post-salt layer of the Santos basin.

On December 21, 2024, due to the non-completion of the acquisition of the FPSO Cidade de Santos by Enauta, Petrobras notified Brava Energia S.A. (Enauta's parent company) of its decision to terminate the agreement, since the closing of the transaction was subject, among other factors, to the completion of the FPSO acquisition, as provided for in the contract.

The closing of the transaction was conditioned, among other factors, to the completion of the acquisition of the FPSO. The amount of US$ 3 was received in advance on the signing date and was retained by Petrobras, as also provided for in the contract, and recognized as other income and expenses, net.

Petrobras maintains its 100% interest on the Uruguá and Tambaú fields and is assessing the alternatives for the management of these assets, which was classified as property, plant and equipment on December 31, 2024.

Accounting Policy for assets and liabilities held for sale

85

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Non-current assets, disposal groups and liabilities directly associated with those assets are classified as held for sale if their carrying amounts will be recovered mainly through a sale transaction.

The condition for classification as held for sale is met only when the sale is approved by the Company’s Board of Directors and the asset or disposal group is available for immediate sale in its present condition and there is the expectation that the sale will occur within 12 months after its classification as held for sale. However, an extended period required to complete a sale does not preclude an asset (or disposal group) from being classified as held for sale if the delay is caused by events or circumstances beyond the Company’s control and there is sufficient evidence that the Company remains committed to its plan to sell the assets (or disposal groups).

Assets (or disposal groups) classified as held for sale and the associated liabilities are measured at the lower of their carrying amount and fair value less disposal expenses.

In the classification of non-current assets as held for sale, provisions for decommissioning costs related to these assets are also disclosed. Any commitments with decommissioning assumed by the Company resulting from the sale process are recognized after the closing of the transaction, in accordance with the contractual terms.

29.3.	Contingent assets from disposed investments and other transactions

Some disposed assets and other agreements provide for receipts subject to contractual clauses, especially related to the Brent variation in transactions related to E&P assets. Information on sources of estimation uncertainty regarding compensation for the Surplus Volume for the Transfer of Rights Agreement, partnerships and divestments are described in note 4.11.

The transactions that may generate revenue recognition, accounted for within other income and expenses, are presented below:

86

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Transaction	Closing date	Contingent assets at the closing date	Assets recognized in 2024	Assets recognized in previous periods	Balance of contingent assets as of December 31, 2024

Surplus volume of the Transfer of Rights Agreement
Sepia and Atapu	August 2023	5,244	262	948	4,034
Sales in previous years
Riacho da Forquilha cluster	December 2019	62	−	58	4
Pampo and Enchova cluster	July 2020	650	57	246	347
Baúna field	November 2020	285	57	196	32
Miranga cluster	December 2021	85	15	70	−
Cricare cluster	December 2021	118	30	76	12
Peroá cluster	August 2022	43	−	10	33
Papa-Terra field	December 2022	90	16	16	58
Albacora Leste field	January 2023	250	167	58	25
Norte Capixaba cluster	April 2023	66	11	22	33
Golfinho and Camarupim clusters	August 2023	60	−	20	40
Total		6,953	615	1,720	4,618
(1) The amount recorded in other income and expenses, net is adjusted to present value (see note 11).

Sépia and Atapu

In 2022, Petrobras signed Production Individualization Agreements (AIPs) for Atapu and Sépia fields, according to the results of the Second Bidding Round for the Surplus Volume of the Transfer of Rights Agreement in the Production Sharing regime, which was held in 2021. Petrobras explores the Sépia field in a consortium with TotalEnergies (28% interest), Petronas Petróleo Brasil Ltda. (21% interest) and QP Brasil Ltda. (21% interest), while the Atapu field is explored in a consortium with Shell Brasil Petróleo Ltda (25% interest) and TotalEnergies EP Brasil Ltda. (22.5% interest).

In addition to the amounts received by Petrobras in previous years following the signing of the AIPs, as established in Ordinance No. 8/2021, whenever the price of Brent oil reaches an annual average ranging from US$ 40.00 to US$ 70.00, an earnout is due to Petrobras, for which the Company expects to receive a maximum of US$ 5,244 between 2022 and 2032.

In 2024, the Company recognized, within the Statement of financial position, portions of these contingent assets, amounting to US$ 262, of which: (i) US$ 161 relates to the earnout of 2025, which is expected to be received in 2026; and (ii) US$ 101 for the update of the earnout of 2024, received in January 2025. In previous periods, the Company had already recognized the total amount of US$ 948 within the Statement of financial position, of which US$ 255 was recognized in 2023 and US$ 693 in 2022.

87

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

30.	Finance debt
30.1.	Balance by type of finance debt
In Brazil	12.31.2024	12.31.2023
Banking market	2,828	2,262
Capital market	2,225	3,130
Development banks (1)	508	698
Others	2	1
Total	5,563	6,091
Abroad
Banking market	3,691	6,303
Capital market	12,265	14,384
Export credit agency	1,508	1,870
Others	135	153
Total	17,599	22,710
Total finance debt	23,162	28,801
Current	2,566	4,322
Non-current	20,596	24,479
(1) It includes BNDES and FINEP.

Current finance debt is composed of:

	12.31.2024	12.31.2023
Short-term debt	10	4
Current portion of long-term debt	2,132	3,776
Accrued interest on short and long-term debt	424	542
Total	2,566	4,322

The capital market balance is mainly composed of US$ 11,723 in global notes issued abroad by the wholly owned subsidiary PGF, as well as US$ 1,370 in debentures and US$ 778 in commercial notes issued by Petrobras in reais in Brazil.

The balance in global notes has maturities between 2026 to 2115 and does not require collateral. Such financing was carried out in dollars and pounds, 92% and 8%, of the total global notes, respectively.

The debentures and the commercial notes, with maturities between 2026 and 2037, do not require collateral and are not convertible into shares or equity interests.

30.2.	Changes in finance debt
	In Brazil	Abroad	Total
Balance at December 31, 2023	6,090	22,711	28,801
Proceeds from finance debt	1,132	997	2,129
Repayment of principal (1)	(526)	(6,045)	(6,571)
Repayment of interest (1)	(418)	(1,505)	(1,923)
Accrued interest (2)	483	1,498	1,981
Foreign exchange/ inflation indexation charges	177	508	685
Translation adjustment	(1,375)	(565)	(1,940)
Balance at December 31, 2024	5,563	17,599	23,162

88

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	In Brazil	Abroad	Total
Balance at December 31, 2022	4,907	25,047	29,954
Proceeds from finance debt	925	1,285	2,210
Repayment of principal (1)	(331)	(3,907)	(4,238)
Repayment of interest (1)	(324)	(1,640)	(1,964)
Accrued interest (2)	436	1,822	2,258
Foreign exchange/ inflation indexation charges	111	(150)	(39)
Translation adjustment	383	254	637
Modification of contractual cash flows	(17)	-	(17)
Balance at December 31, 2023	6,090	22,711	28,801
(1) It includes pre-payments.
(2) It includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.

30.3.	Reconciliation with cash flows from financing activities
			2024			2023
	Proceeds from finance debt	Repayment of principal	Repayment of interest	Proceeds from finance debt	Repayment of principal	Repayment of interest
Changes in finance debt	2,129	(6,571)	(1,923)	2,210	(4,238)	(1,964)
Discount on repurchase of debt securities		10	−		77	−
Deposits linked to finance debt (1)		25	5		(32)	(14)
Net cash used in financing activities	2,129	(6,536)	(1,918)	2,210	(4,193)	(1,978)
(1) Deposits linked to finance debt with China Development Bank, with semiannual settlements in June and December.

In 2024, the Company repaid several finance debts, in the amount of US$ 8,454, notably: (i) repurchase and withdrawal of US$ 2,512 of securities in the international capital market; and (ii) the pre-payment of US$ 250 of loan in the international banking market.

In the same period, the Company raised US$ 2,129, notably: (i) the issuance of Global Notes in the international capital market in the amount of US$ 978, maturing in 2035; and (ii) proceeds in the domestic banking market, in the amount of US$ 1,122.

30.4.	Summarized information on current and non-current finance debt
Maturity in	2024	2025	2026	2027	2028	2029 onwards	Total (1)	Fair Value

Financing in U.S. Dollars (US$):	2,182	1,464	2,146	1,544	602	8,495	16,433	15,947
Floating rate debt (2)	1,958	1,123	1,468	523	144	284	5,500
Fixed rate debt	224	341	678	1,021	458	8,211	10,933
Average interest rate p.a.	6.3%	6.5%	5.9%	5.5%	6.1%	6.6%	6.5%
Financing in Brazilian Reais (R$):	325	400	118	119	788	3,515	5,265	4,835
Floating rate debt (3)	170	112	30	30	30	3,029	3,401
Fixed rate debt	155	288	88	89	758	486	1,864
Average interest rate p.a.	9.6%	10.6%	10.7%	10.6%	10.1%	8.0%	9.6%
Financing in Euro (€):	21	−	−	128	23	371	543	543
Fixed rate debt	21	−	−	128	23	371	543
Average interest rate p.a.	4.5%	-	-	4.6%	4.7%	4.7%	4.6%
Financing in Pound Sterling (£):	38	−	−	−	367	516	921	888
Fixed rate debt	38	−	−	−	367	516	921
Average interest rate p.a.	6.1%	-	-	-	6.1%	6.6%	6.3%
Total as of December 31, 2024	2,566	1,864	2,264	1,791	1,780	12,897	23,162	22,213
Average interest rate	7.0%	7.4%	7.1%	6.9%	7.3%	6.6%	6.8%
Total as of December 31, 2023	4,322	3,066	2,551	2,547	1,816	14,499	28,801	29,329
Average interest rate	5.8%	5.8%	6.3%	6.1%	5.9%	6.5%	6.4%
(1) The average maturity of outstanding debt as of December 31, 2024 is 12.52 years (11.38 years as of December 31, 2023).
(2) Operations with variable index + fixed spread.
(3) Operations with variable index + fixed spread, if applicable.

The fair value of the Company's finance debt is mainly determined and categorized into a fair value hierarchy as follows:

89

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

•	Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to US$ 11,174 of December 31, 2024 (US$ 13,971 of December 31, 2023); and
•	Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also Petrobras’ credit risk, amounting to US$ 11,039 as of December 31, 2024 (US$ 15,358 as of December 31, 2023).

Regarding the Interest Rate Benchmark Reform (IBOR Reform), there was a necessity to amend the Company's contracts referenced in these indexes, considering the end of the publication of LIBOR (London Interbank Offered Rate) in dollars (US$), of one, three and six months.

As of December 31, 2024, 18% of the Company's finance debt has been indexed to SOFR (Secured Overnight Financing Rate) and has the CSA (Credit Spread Adjustment) negotiated with the creditors serving as a parameter.

The renegotiations performed have been solely for the replacement of the LIBOR benchmark and were necessary as a direct consequence of the reform of the reference interest rate. In these renegotiated cash flows, the change of the index was economically equivalent to the previous basis. Thus, the changes were prospective with the recognition of interest at the new index in the applicable periods.

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 34.4.1.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

Maturity	2025	2026	2027	2028	2029	2030 and thereafter	12.31.2024	12.31.2023
Principal	2,158	1,903	2,308	1,899	1,982	13,223	23,473	29,181
Interest	1,549	1,461	1,271	1,088	1,043	13,976	20,388	22,541
Total (1)	3,707	3,364	3,579	2,987	3,025	27,199	43,861	51,722
(1) A maturity schedule of the lease arrangements (nominal amounts) is set out in note 31.

30.5.	Lines of credit
						12.31.2024
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad
PGT BV (1)	Syndicate of banks	12/16/2021	11/16/2026	5,000	−	5,000
PGT BV	Syndicate of banks	3/27/2019	2/27/2026	2,050	−	2,050
Total				7,050	−	7,050

In Brazil
Petrobras (2)	Banco do Brasil	3/23/2018	9/26/2030	323	−	323
Petrobras (3)	Banco do Brasil	10/4/2018	9/4/2029	646	−	646
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	53	−	53
Total				1,022	−	1,022
(1) On April 08, 2024, the Revolving Credit Facility was reduced to US$ 4,110 compared to the US$ 5,000 contracted in 2021. Thus, US$ 5,000 will be available for withdrawal until November 16, 2026 and US$ 4,110 from November 16, 2026, to November 16, 2028.
(2) On December 27, 2024, the credit line agreement with Banco do Brasil for US$ 323 (R$ 2 billion) was amended, extending the term to October 26, 2030.
(3) On June 18, 2024, the credit line with Banco do Brasil was renewed, extending its term to September 4, 2029, and increasing its amount from US$ 323 (R$ 2 billion) to US$ 646 (R$ 4 billion).

30.6.	Covenants and Collateral

Covenants

The Company has covenants that were not in default at December 31, 2024 in its loan agreements and notes issued in the capital markets requiring, among other obligations i) the presentation of interim financial statements within 90 days of the end of each quarter (not reviewed by Independent Registered Public Accounting Firm) and audited financial statements within 120 days of the end of each fiscal year; ii) Negative Pledge / Permitted Liens clause.

Additionally, there are other non-financial obligations that the Company has to comply with: i) clauses of compliance with the laws, rules and regulations applicable to the conduct of its business including (but not limited to) environmental laws; (ii) clauses in financing agreements

90

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

that require both the borrower and the guarantor to conduct their business in compliance with anti-corruption laws and anti-money laundering laws and to institute and maintain policies necessary for such compliance; and (iii) clauses in financing agreements that restrict relations with entities or even countries sanctioned primarily by the United States (including, but not limited to, the Office of Foreign Assets Control - OFAC, Department of State and Department of Commerce), the European Union and United Nations.

If the Company breaches any of the aforementioned covenants and either is incapable of remedy or continues to fail to comply with the covenants for a period ranging from 30 to 60 calendar days (depending on the contract) after it has received a written notice from the creditors specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default”, this may be declared an Event of Default, and in certain cases the debt related to that contract becomes due and payable.

Collateral

Most of the Company’s debt is unsecured, but certain specific funding instruments to promote economic development are collateralized. Such contracts represent 11.9% of the total financing, notably a Financing agreement with China Development Bank (CDB).

The loans obtained by structured entities are collateralized based on the projects’ assets, as well as liens on receivables of the structured entities.

Bonds issued by the Company in the capital market are unsecured.

The global notes issued by the Company in the capital market through its wholly-owned subsidiary Petrobras Global Finance B.V. – PGF are unsecured. However, Petrobras fully, unconditionally and irrevocably guarantees these notes.

Accounting policy for loans and finance debt

Loans and finance debt are initially recognized at fair value less transaction costs that are directly attributable to its issue and subsequently measured at amortized cost using the effective interest method.

When the contractual cash flows of a financial liability measured at amortized cost are renegotiated or modified and this change is not substantial, its gross carrying amount will reflect the discounted present value of its cash flows under new terms using the original effective interest rate. The difference between the book value immediately prior to such modification and the new gross carrying amount is recognized as gain or loss in the statement of income. When such modification is substantial, the original liability is extinguished and a new liability is recognized, impacting the statement of income of the period.

31.	Lease liability

The Company is the lessee in agreements primarily including oil and gas producing units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and buildings. Changes in the balance of lease liabilities are presented below:

	Lessors in Brazil	Lessors abroad	Total
Balance at December 31, 2023	6,792	27,007	33,799
Remeasurement / new contracts	1,589	8,128	9,717
Payment of principal and interest (1)	(2,649)	(5,192)	(7,841)
Interest expenses	529	1,765	2,294
Foreign exchange losses	716	6,986	7,702
Translation adjustment	(1,493)	(7,068)	(8,561)
Transfers	−	39	39
Balance at December 31, 2024	5,484	31,665	37,149
Current			8,542
Non-current			28,607

91

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Lessors in Brazil	Lessors abroad	Total
Balance at December 31, 2022	6,020	17,825	23,845
Remeasurement / new contracts	2,276	12,094	14,370
Payment of principal and interest (1)	(2,273)	(3,999)	(6,272)
Interest expenses	519	1,290	1,809
Foreign exchange losses	(223)	(1,635)	(1,858)
Translation adjustment	472	1,531	2,003
Transfers	1	(99)	(98)
Balance at December 31, 2023	6,792	27,007	33,799
Current			7,200
Non-current			26,599
(1) The Statement of Cash Flows comprises US$ 54 (US$ 14 on December 31, 2023) relating to changes on liabilities held for sale.

A maturity schedule of the lease arrangements (nominal amounts) is set out as follows:

Nominal Future Payments	2025	2026	2027	2028	2029	2030 onwards	Total	Recoverable taxes
Without readjustment
Vessels	4,534	2,563	1,506	675	351	1,457	11,086	243
Others	192	124	99	54	12	−	481	44
With readjustment - abroad (1)
Vessels	333	312	282	64	42	24	1,057	−
Platforms	2,623	2,450	2,443	2,401	2,382	26,392	38,691	−
With readjustment - Brazil
Vessels	760	418	215	91	2	2	1,488	138
Properties	185	125	139	118	83	990	1,640	22
Others	210	148	133	73	32	78	674	62
Nominal amounts on December 31, 2024	8,837	6,140	4,817	3,476	2,904	28,943	55,117	509
Nominal amounts on December 31, 2023	7,442	6,137	4,547	3,367	2,708	25,939	50,140	690
(1) Contracts signed in the U.S. dollars.

The following table presents the main information on leases by class of underlying assets, where platforms and vessels represent 95.4% of the lease liability:

Present Value of Future Payments (1)	Discount rate (%)	Average Period (years)	Recoverable taxes	12.31.2024	12.31.2023
Without readjustment
Vessels	5.2316	4.5	243	9,875	8,311
Others	5.2350	3.3	44	440	264
With readjustment - abroad
Platforms	6.3660	18	−	23,292	20,336
Vessels	5.7706	3.3	−	964	1,127
With readjustment - Brazil
Vessels	11.0131	2.4	138	1,313	1,506
Properties	8.6458	22.8	22	734	1,230
Others	11.5059	4.5	62	531	1,025
Total (2)	6.0085	14.4	509	37,149	33,799
(1) Incremental nominal rate on company debt calculated from the yield curve of bonds and credit risk of the Company, as well as terms.
(2) Total amount, except for the average period column.

In certain contracts, there are variable payments and terms of less than 1 year recognized as expenses:

	12.31.2024	12.31.2023
Variable payments	1,035	1,067
Up to 1 year maturity	96	109

Variable payments x fixed payments	13%	17%

92

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

At December 31, 2024, the nominal amounts of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use, is US$ 65,034 (US$ 65,358 at December 31, 2023).

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 33.4.1.

Accounting policy for lease liabilities

Lease liabilities, including those whose underlying assets are of low value, are measured at the present value of lease payments, which includes recoverable taxes, non-cancellable periods and options to extend a lease when they are reasonably certain. These payments are discounted at the Company's nominal incremental rate on loans, as the interest rates implicit in lease agreements with third parties usually cannot be readily determined.

Lease remeasurements reflect changes arising from contractual rates or indexes, as well as lease terms due to new expectations of lease extensions or terminations.

Unwinding of discount on the lease liability is classified as finance expense, while payments reduce their carrying amount. According to the Company’s foreign exchange risk management, foreign exchange variations on lease liabilities denominated in U.S. dollars are designated as instruments to protect cash flow hedge relationships from highly probable future exports (see note 33.4.1).

In the E&P segment, some activities are conducted by joint operations with partner companies where the Company is the operator. In cases where all parties to the joint operation are primarily responsible for the lease payments, the Company recognizes the lease liability in proportion to its share. When using underlying assets arising from a specific contract in which the Company is solely responsible for the lease payments, the lease liabilities remain fully recognized and the partners are charged in proportion to their interests.

Payments associated with short-term leases (term of 12 months or less) are recognized as an expense over the term of the lease.

32.	Equity
32.1.	Share capital (net of share issuance costs)

As of December 31, 2024 and December 31, 2023, subscribed and fully paid share capital, net of issuance costs, was US$ 107,101, represented by 7,442,454,142 common shares and 5,602,042,788 preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

32.2.	Capital reserve

Capital reserve comprises treasury shares owned by Petrobras, in the amount of US$ 1, at December 31, 2024 and December 31, 2023.

32.3.	Capital transactions
32.3.1.	Incremental costs directly attributable to the issue of shares

It includes any transaction costs directly attributable to the issuance of new shares, net of taxes.

32.3.2.	Change in interest in subsidiaries

It includes any excess of amounts paid/received over the carrying value of the interest acquired/disposed. Changes in interests in subsidiaries that do not result in loss of control of the subsidiary are equity transactions.

32.3.3.	Treasury shares

Shares held in treasury in the amount of US$ 1,118, at December 31, 2024 and US$ 737 at December 31, 2023, are represented by 222,760 common shares and 155,541,409 preferred shares.

On January 29, 2025, the Board of Directors approved the cancellation of all treasury shares, without reducing the share capital (see note 36).

93

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

32.4.	Appropriation of net income
32.4.1.	Profit reserves

The following table presents the final balance of profit reserves as disclosed in the Statements of changes in shareholders’ equity:

	Legal	R&D reserve	Capital remuneration	Tax incentives	Profit retention	Additional dividends proposed	Total
Balance at January 1, 2023	11,574	3,281	−	1,677	43,038	6,864	66,434
Additional dividends proposed	−	−	−	−	−	(6,864)	(6,864)
Transfer to reserves	1,272	116	8,428	321	−	−	10,137
Dividends	−	−	−	−	−	2,934	2,934
Balance at December 31, 2023	12,846	3,397	8,428	1,998	43,038	2,934	72,641

Balance at January 1, 2024	12,846	3,397	8,428	1,998	43,038	2,934	72,641
Additional dividends proposed	−	−	(4,244)	−	−	(2,934)	(7,178)
Transfer to reserves	−	−	−	130	−	−	130
Dividends	−	−	(4,184)	−	(1,440)	1,477	(4,147)
Balance at December 31, 2024	12,846	3,397	−	2,128	41,598	1,477	61,446

Legal reserve

It represents the accumulated balance of 5% of the net income for each year, calculated pursuant to article 193 of the Brazilian Corporation Law, limited to 20% of the share capital (calculated in Brazilian reais). The balance of this reserve may only be used to compensate losses or increase capital and reached the legal limit on December 31, 2023.

Statutory reserves

In accordance with the Company's Bylaws, the constitution of the statutory reserves below must be considered in the proposal for distribution of net income, observing the following order of priority:

•	Reserve for research and development (R&D): constituted with the appropriation of net income by applying 0.5% of the year-end share capital, with the accumulated balance not exceeding 5% of the share capital, aiming at funding technological R&D programs. The balance of this reserve reached the limit on December 31, 2023.
•	Capital remuneration reserve: may be constituted through the appropriation of up to 70% of the adjusted net income for the year, subject to article 202 of the Brazilian Corporation Law and to the Shareholders Remuneration Policy, limited to the share capital, with the purpose of ensuring resources for the payment of dividends, interest on capital or other form of shareholder remuneration provided for by law, its anticipations, shares repurchases authorized by law, absorption of losses and, as a remaining purpose, incorporation into the share capital.

Tax incentives reserve

Government grants are recognized in the statement of income and are appropriated from retained earnings to the tax incentive reserve pursuant to article 195-A of Brazilian Corporation Law. This reserve may only be used to offset losses or increase share capital.

As of December 31, 2024, this reserve referring to a subsidy incentive for investments, granted by the Superintendencies for Development of the Northeast Region of Brazil (SUDENE) and of the Amazon (SUDAM).

Profit retention reserve

It includes funds intended for capital expenditures, primarily in oil and gas exploration and development activities, as per the capital budget of the Company, pursuant to article 196 of the Brazilian Corporation Law.

32.4.2.	Distributions to shareholders

Distributions to shareholders are made by means of dividends, interest capital and share repurchases based on the limits defined in the Brazilian Corporation Law, in the Company’s bylaws and in the shareholders remuneration policy.

94

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Pursuant to Brazilian Corporation Law, the Company’s shareholders are entitled to receive minimum mandatory dividends (and/or interest on capital) of 25% of the adjusted net income for the year in proportion to the number of common and preferred shares held by them.

To the extent the Company proposes dividend distributions, preferred shares have priority in dividend distribution, which is based on the highest of 3% of the preferred shares’ net book value or 5% of the preferred share capital. Preferred shares participate under the same terms as common shares in capital increases resulting from the capitalization of profit reserves or retained earnings. However, this priority does not necessarily grant dividend distributions to the preferred shareholders in the event of loss for a year.

The payment of dividends may be made only to preferred shareholders if the priority dividends absorb all the adjusted net income for the year or reach an amount equal to or greater than the mandatory minimum dividend of 25%.

a)	Shareholders Remuneration Policy

The Company’s policy on distributions to shareholders, approved by the Company’s Board of Directors on July 28, 2023, defines the following:

•	minimum distribution of US$ 4,000 for fiscal years when the average Brent price exceeds US$ 40 per barrel, which shall be distributed regardless of its level of indebtedness, provided that the parameters set forth in the policy are observed. This distribution will be equal to both common and preferred shares, once it exceeds the minimum value for preferred shares provided for in the Company's bylaws;
•	in the event of gross debt (comprising current and non-current finance debt and lease liability) equal to or less than the maximum debt level defined in the strategic plan (US$ 75,000 in the 2025-2029 Business Plan), in addition to the existence of net income attributable to shareholders of Petrobras, to be verified at the end of the year, the Company shall distribute to its shareholders 45% of the difference between consolidated net cash provided by operating activities and consolidated cash used in the acquisition of PP&E and intangible assets and on the acquisition of equity interests, calculated in Brazilian reais, provided that the result of this calculation exceeds
US$ 4,000 and does not compromise the financial sustainability of the Company. This calculation will be applied on a quarterly basis;
•	any amounts related to share repurchases, as disclosed in the consolidated statement of cash flows, are be deducted from the amount resulting of the formula applied each quarter;
•	the Company may, in exceptional cases, distribute extraordinary remuneration to its shareholders, higher than the minimum mandatory dividends or than the amount calculated according to this policy, provided that the financial sustainability of the Company is preserved;
•	the distribution of remuneration to shareholders shall be made on a quarterly basis;
•	the Company may exceptionally distribute dividends even if there is no net income for the year, in accordance with the rules provided for the Brazilian Corporation Law and the criteria defined in this policy.

Petrobras seeks, through its shareholders remuneration policy, to ensure short, medium and long-term financial sustainability, providing predictability to the dividend payments to shareholders.

b)	Share Repurchase Program

On August 3, 2023, the Board of Directors approved a Share Repurchase Program, for the acquisition of up to 157.8 million preferred shares issued by the Company, on the Brazilian Stock Exchange (B3), to be held in treasury with subsequent cancellation, without reduction of share capital. This program was carried in the scope of the revised Shareholders Remuneration Policy.

On August 4, 2024, the Program was closed, resulting in the repurchase of 155,468,500 preferred shares in the amount of US$ 1,116, including transaction costs (US$ 407 thousand), of which:

i.	104,064,000 preferred shares repurchased from August to December 2023 in the amount of US$ 735 (including transaction costs); and
ii.	51,404,500 preferred shares repurchased from January to June 2024 in the amount of US$ 381 (including transaction costs).

On January 29, 2025, the Board of Directors approved the cancellation of all treasury shares, without reducing the share capital (see note 36).

95

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

c)	Proposed remuneration to the shareholders of Petrobras

For 2024, the proposed remuneration to the shareholders of Petrobras amounts to US$ 13,457, was based on the shareholders remuneration policy of 45% of the free cash flow (calculated in Brazilian Reais), including the share repurchase program, and the additional dividends proposed.

	2024	2023
Dividends and interest on capital (1)	13,076	14,754
Share repurchase program (2)	381	735
Total capital remuneration reserve	13,457	15,489
(1) The Annual General Shareholders Meeting held in April 2024 changed the original Board of Administration’s proposal (see note 32.4.2.e).
(2) It excludes transaction costs on the repurchase of shares.

d)	Anticipation of dividends relating to 2024

In 2024, the Board of Directors approved the anticipation of dividends and interest on capital in the total amount of US$ 11,493 (R$64,139 million), equivalent to US$ 0,8917 (R$ 4,976) per common and preferred shares, based on the net income of the period from January to September 2024 (interim), as well on the use of profit reserves, as shown in the following table:

	Date of approval by the Board of Directors	Date of record	Amount per common and preferred share	Amount
Interim dividends and interest on capital - 1st quarter of 2024 (1)	05.13.2024	06.11.2024	0.2029	2,615
Interim dividends and interest on capital - 2nd quarter of 2024	08.08.2024	08.21.2024	0.1875	2,417
Interim dividends and interest on capital - 3rd quarter of 2024	11.07.2024	12.23.2024	0.2346	3,023
Additional dividends proposed	11.21.2024	12.11.2024	0.2668	3,438
Total anticipated of remuneration to the shareholders of Petrobras			0.8917	11,493
Update by the SELIC interest rate (2)			0.0082	106
Total updated anticipated dividends			0.9000	11,599
Interim dividends and interest on capital by use of a portion of profit and loss				7,452
Interim dividends and interest on capital by use of a portion of profit retention reserve				4,147
(1) The amount of dividends and interest on capital per share was updated due to the share repurchase program, which reduced the number of outstanding shares.
(2) The amount of update by the SELIC interest rate on capital per share was calculated based on shares outstanding on December 31, 2024.

According to the Company’s bylaws, these amounts are indexed to the Selic interest rate, from the date of the payment to the end of the fiscal year (US$ 106) and are considered in determining the remaining dividends to be paid relating to 2024.

The interest on capital anticipated for the year 2024 resulted in a deductible expense which reduced the income tax expense by US$ 1,319. This amount was subject to withholding income tax (IRRF) of 15%, except for immune and exempt shareholders, as established in applicable law.

e)	Proposed dividends for 2024

The Dividends for 2024, proposed by management for approval at the Annual General Shareholders Meeting, amounts to US$ 13,076 (US$ 1.0146 per outstanding share), including the minimum mandatory dividend of 25% of the adjusted net income (US$ 1,446) and additional dividends proposed of US$ 6,006 arising from the remaining portion of retained earnings, in addition to US$ 5,624 arising from the capital remuneration and profit retention reserves. This proposal is superior to the priority of preferred shares and in accordance with the shareholders remuneration policy.

In relation to the dividends for 2023, on April 25, 2024, shareholders approved, at the Annual General Shareholders Meeting, a change to the management's original proposal made on March 7, 2024, which had been based in the application of the Shareholder Remuneration Policy formula (US$ 14,754).The total amount was adjusted to include the distribution of 50% of the remaining net income that had been appropriated to the capital remuneration reserve as an extraordinary dividend (US$ 4,244). Therefore, the total dividends for 2023 approved at the Annual General Shareholders Meeting is US$ 18,998 (equivalent to US$ 1.4634 per outstanding preferred and common share).

f)	Dividends payable

As of December 31, 2024, dividends payable within current liabilities, amounting to US$ 2,657, net of withholding income taxes over interest on capital US$ 385, relate to the anticipation of dividend approved on November 7, 2024, related to the third quarter of 2024. The first installment of these dividends was paid on February 20, 2025 and the second installment will be paid on March 20, 2025.

Changes in the balance of dividends payable are set out as follows:

96

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	2024	2023
Consolidated opening balance of dividends payable	3,539	4,171
Opening balance of dividends payable to non-controlling shareholders	38	2
Opening balance of dividends payable to shareholders of Petrobras	3,501	4,169
Additions relating to complementary dividends	7,178	6,864
Additions relating to anticipated dividends	11,493	11,605
Payments made	(18,327)	(19,670)
Indexation to the Selic interest rate	385	512
Transfers to unclaimed dividends	(64)	(84)
Withholding income taxes over interest on capital and indexation to the Selic interest rate	(383)	(410)
Translation adjustment	(1,145)	515
Closing balance of dividends payable to shareholders of Petrobras	2,638	3,501
Closing balance of dividends payable to non-controlling shareholders	19	38
Consolidated closing balance of dividends payable	2,657	3,539

Additional dividends proposed, amounting to US$ 1,477 (US$ 0.1146 per outstanding share), will be maintained in shareholders' equity until its approval on the Annual General Shareholders Meeting, expected to be held in April 2025, when it will be reclassified to liabilities, if approved.

32.4.3.	Unclaimed Dividends

As of December 31, 2024, the balance of dividends not claimed by shareholders of Petrobras is US$ 276, recorded as other current liabilities, as described in note 21 (US$ 337 as of December 31, 2023). The payment of these dividends was not carried out due to the lack of registration data for which the shareholders are responsible with the custodian bank for the Company's shares.

	2024	2023
Changes in unclaimed dividends
Opening balance	337	241
Prescription	(54)	(7)
Transfers from dividends payable	64	84
Translation adjustment	(71)	19
Closing Balance	276	337

Prescribed dividends amounting to US$ 54 in 2024 were transferred to equity, within retained earnings.

The following table presents the Company’s expectation of prescription of unclaimed dividends if missing registration data is uninformed by shareholders of Petrobras.

12.31.2024
Expectation of prescription of unclaimed dividends
2025	136
2026	68
2027	72
276

Accounting policy on distributions to shareholders

Interest on capital is a deductible expense, since it is part of the dividend for the year, as provided for in the Company’s bylaws, and accounted for in the statement of income, as required by tax legislation, resulting in a tax credit for income taxes recognized in the statement of income of the year.

The dividends portion provided for in the bylaws or that represents the minimum mandatory dividends is recognized as a liability within the statement of financial position. Any excess must be maintained in shareholders' equity, as additional dividends proposed, until its approval on the Annual General Shareholders Meeting.

Dividends not claimed by Petrobras’ shareholders are transferred from dividends payable to other current liabilities. After 3 years from the date these dividends are made available to shareholders, they are reclassified from other current liabilities to equity within retained earnings, in accordance with Petrobras' bylaws.

97

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

32.5.	Earnings per share
		2024			2023			2022
	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total
Net income attributable to shareholders of Petrobras	4,343	3,185	7,528	14,221	10,663	24,884	20,895	15,728	36,623
Weighted average number of outstanding shares	7,442,231,382	5,456,530,746	12,898,762,128	7,442,231,382	5,580,057,862	13,022,289,244	7,442,231,382	5,601,969,879	13,044,201,261
Basic and diluted earnings per share - in U.S. dollars	0.58	0.58	0.58	1.91	1.91	1.91	2.81	2.81	2.81
Basic and diluted earnings (losses) per ADS equivalent - in U.S. dollars (1)	1.16	1.16	1.16	3.82	3.82	3.82	5.62	5.62	5.62
(1) Petrobras' ADSs are equivalent to two shares.

Basic earnings per share are calculated by dividing the net income (loss) attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period. The change in the weighted average number of outstanding shares is due to the Share repurchase program (preferred shares) which was closed on August 4, 2024.

Diluted earnings per share are calculated by adjusting the net income (loss) attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings are identical as the Company has no potentially dilutive shares.

33.	Financial risk management

The Company is exposed to a variety of risks arising from its operations, including price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. Corporate risk management is part of the Company’s commitment to act ethically and comply with the legal and regulatory requirements of the countries where it operates.

To manage market and financial risks the Company prefers structuring measures through adequate capital and leverage management. While managing risks, the Company considers its corporate governance and controls, technical departments and statutory committees monitoring, under the guidance of the Board of Executive Officers and the Board of Directors. The Company takes risks into account in its business decisions and manages any such risk in an integrated manner to take advantage of the benefits of diversification.

In its corporate risk management process, Petrobras maintains derivative financial instruments to hedge its exposures to market risks on certain occasions and designates certain U.S. dollar obligations and highly probable future exports as hedge accounting relationships to protect against exchange rate variations.

The Company presents a sensitivity analysis for the period of one year, except for operations with commodity derivatives, for which a three-month period is applied, due to the short-term nature of these transactions.

The effects of derivative financial instruments and hedge accounting are set out as follows.

98

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

33.1.	Statement of income

	Gains/ (losses) recognized in the statement of income
	2024	2023	2022
Exchange rate risk
Cross-currency Swap CDI x Dollar - Note 33.4.1 (b)	(96)	81	211
Cash flow hedge on exports - Note 33.4.1 (a)	(2,992)	(3,763)	(4,871)
Interest rate risk
Swap Pounds sterling x dollar	−	−	(297)
Swap IPCA X CDI - 33.4.1 (b)	(78)	25	(50)
Others	−	−	5
Recognized in Net finance income (expense)	(3,166)	(3,657)	(5,002)
Price risk (commodity derivatives)
Recognized in other income and expenses	42	11	(256)
Total	(3,124)	(3,646)	(5,258)

The effects on the statement of income of derivative financial instruments reflect outstanding transactions and transactions closed during the years.

99

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

33.2.	Statement of comprehensive income

Gains/ (losses) recognized in the statement of comprehensive income
	2024	2023	2022
Hedge accounting
Cash flow hedge on exports - Note 33.4.1 (a)	(12,635)	8,317	10,094
Deferred income taxes	4,295	(2,830)	(3,432)
Total	(8,340)	5,487	6,662

33.3.	Statement of Financial Position
	12.31.2024	12.31.2023
Fair value Asset Position (Liability)
Open derivatives transactions	(101)	20
Closed derivatives transactions awaiting financial settlement	1	10
Recognized in Statements of Financial Position	(100)	30
Other assets (note 21)	29	92
Other liabilities (note 21)	(129)	(62)

The following table presents the details of the open derivative financial instruments held by the Company as of December 31, 2024, and represents its risk exposure:

		Statement of Financial Position
				Fair value	Fair value hierarchy	Maturity
	Notional value		Asset Position (Liability)
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Derivatives not designated for hedge accounting
Exchange Risk (1)
Cross-currency swap - CDI x US$	488	729	(105)	(49)	Level 2	2029
Short position/Foreign currency forwards (BRL/USD)	(20)	(1)	-	−	Level 2	2025
Interest rate risk			-	-
Swap - IPCA X CDI	R$ 3,008	R$ 3,008	17	68	Level 2	2029/2034
Price risk			−	−
Future contracts - Crude oil and oil products (2)	(1,450)	(1,053)	(13)	1	Level 1	2025
Swap - Short position/Soybean oil (3)	−	(1)	−	−	Level 2	-
Total open derivative transactions			(101)	20
(1) Amounts in US$ and R$ are presented in million.
(2) Notional value in thousands of bbl.
(3) Notional value in thousands of tons.

Commercial derivatives require guarantees, accounted for as other assets and/or other liabilities.

	Guarantees given as collateral
	31.12.2024	12.31.2023
Commodity derivatives	69	18

Equity

Cumulative losses in other comprehensive income (shareholders’ equity)
	2024	2023	2022
Hedge accounting
Cash flow hedge on exports - Note 33.4.1 (a)	(30,845)	(18,210)	(26,527)
Deferred income taxes	10,485	6,190	9,020
Total	(20,360)	(12,020)	(17,507)

100

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

33.4.	Market risks
33.4.1.	Foreign exchange risk management

By managing its foreign exchange risk, the Company takes into account the cash flows derived from its operations as a whole. This concept is especially applicable to the risk relating to the exposure of the Brazilian Real against the U.S. dollar, in which future cash flows in U.S. dollar, as well as cash flows in Brazilian Real affected by the fluctuation between both currencies, such as cash flows derived from diesel and gasoline sales in the domestic market, are assessed in an integrated manner.

Accordingly, the financial risk management mainly involves structured actions encompassing the business of the Company.

Changes in the Real/U.S. dollar spot rate, as well as foreign exchange variation of the Real against other foreign currencies, may affect net income and the statement of financial position due to the exposures in foreign currencies, such as high probable future transactions, monetary items and firm commitments.

The Company seeks to mitigate the effect of potential variations in the Real/U.S. dollar spot rates mainly raising funds denominated in U.S. dollars, aiming at reducing the net exposure between obligations and receipts in this currency, thus representing a form of structural protection that takes into account criteria of liquidity and cost competitiveness.

Foreign exchange variation on future exports denominated in U.S. Dollar in a given period are efficiently hedged by the U.S. dollar debt portfolio taking into account changes in such portfolio over time. Cash flow hedge involving the Company’s future exports are presented in note 34.4.1(a).

The foreign exchange risk management strategy may involve the use of derivative financial instruments to hedge certain liabilities, mitigating foreign exchange rate risk exposure, especially when the Company is exposed to a foreign currency in which no cash inflows are expected. The positions with exchange rate derivatives are presented in note 34.3.

In the short-term, the foreign exchange risk is managed by applying resources in cash or cash equivalent denominated in Brazilian Real, U.S. dollar or in another currency.

a)	Cash Flow Hedge involving the Company’s future exports

The Company uses hedge accounting for the risk arising from exchange rate variations of “highly probable future exports” (hedged item) by means of foreign exchange rate variations of proportions of certain obligations denominated in U.S. dollars (hedging instruments).

The carrying amounts, the fair value as of December 31, 2024, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 6.1923 exchange rate are set out below:

		Present value of hedging instrument notional value at 12.31.2024
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$ million
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	January 2025 to December 2034	65,900	408,073

Changes in the present value of hedging instrument notional value	US$ million	R$ million
Amounts designated as of December 31, 2023	65,138	315,350
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	18,993	104,302
Exports affecting the statement of income	(9,767)	(52,126)
Principal repayments / amortization	(8,464)	(46,114)
Foreign exchange variation	-	86,661
Amounts designated as of December 31, 2024	65,900	408,073
Nominal value of hedging instrument (finance debt and lease liability) at December 31, 2024	84,690	524,425

In 2024, the Company recognized a US$ 208 loss within foreign exchange gains (losses) due to ineffectiveness (a US$ 172 gain in the same period of 2023).

101

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The average ratio of future exports for which cash flow hedge accounting was designated to the highly probable future exports is 69.11%.

A roll-forward schedule of cumulative foreign exchange losses recognized in equity to be realized by future exports is set out below:

	2024	2023
Opening balance	(18,210)	(26,527)
Recognized in equity	(15,627)	4,554
Reclassified to the statement of income	2,992	3,763
Other comprehensive income (loss)	(12,635)	8,317
Closing balance	(30,845)	(18,210)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecasted export prices and export volumes following future revisions of the Company’s business plans. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in the Business Plan 2025-2029, would not indicate a reclassification from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of December 31, 2024, is set out below:

	2025	2026	2027	2028	2029	2029 onwards	Total
Expected realization	(5,557)	(5,697)	(5,766)	(4,497)	(3,658)	(5,670)	(30,845)

Accounting policy for hedge accounting

At inception of the hedge relationship, the Company documents its objective and strategy, including identification of the hedging instrument, the hedged item, the nature of the hedged risk and evaluation of hedge effectiveness requirements.

Considering the natural hedge and the risk management strategy, the Company designates hedging relationships to account for the effects of the existing hedge between a foreign exchange gain or loss from proportions of its long-term debt obligations (denominated in U.S. dollars) and foreign exchange gain or loss of its highly probable U.S. dollar denominated future exports revenues, so that gains or losses associated with the hedged transaction (the highly probable future exports) and the hedging instrument (debt obligations) are recognized in the statement of income in the same periods.

Foreign exchange gains and losses on proportions of debt obligations and lease liability (non-derivative financial instruments) have been designated as hedging instruments.

The highly probable future exports for each month are hedged by a proportion of the debt obligations with an equal US dollar nominal amount. Only a portion of the Company’s forecast exports are considered highly probable.

The Company’s future exports are exposed to the risk of variation in the Brazilian Real/U.S. dollar spot rate, which is offset by the converse exposure to the same type of risk with respect to its debt denominated in U.S. dollar.

The hedge relationships are assessed on a monthly basis and they may cease and may be re-designated in order to achieve the risk management strategy.

Foreign exchange gains and losses relating to the effective portion of such hedges are recognized in equity, within other comprehensive income and reclassified to the statement of income within finance income (expense) in the periods when the hedged item affects the statement of income.

Whenever a portion of future exports for a certain period, for which their foreign exchange gains and losses hedging relationship has been designated is no longer highly probable, the Company revokes the designation and the cumulative foreign exchange gains or losses that have been recognized in other comprehensive income remain separately in equity until the forecast exports occur.

If future exports for which foreign exchange gains and losses hedging relationship has been designated is no longer expected to occur, any related cumulative foreign exchange gains or losses that have been recognized in other comprehensive income from the date the hedging relationship was designated to the date the Company revoked the designation is immediately recycled from other comprehensive income to the statement of income.

102

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

In addition, when a financial instrument designated as a hedging instrument expires or settles, the Company may replace it with another financial instrument in a manner in which the hedge relationship continues to occur. Likewise, whenever a hedged transaction effectively occurs, its financial instrument previously designated as a hedging instrument may be designated for a new hedge relationship.

Gains or losses relating to the ineffective portion are immediately recognized in finance income (expense). Ineffectiveness may occur as hedged items and hedge instruments have different maturity dates and due to discount rate used to determine their present value.

b)	Derivative financial instruments not designated for hedge accounting

In September 2019, Petrobras contracted a cross-currency swap aiming to protect against exposure arising from the 7th issuance of debentures, for IPCA x CDI operations, maturing in September 2029 and September 2034, and US$ 240 for CDI x U.S. Dollar operations, maturing in September 2024 and September 2029. In September 2024, the notional amount of the matured cross-currency swap was US$ 241.

The methodology used to calculate the fair value of this swap operation consists of calculating the future value of the operations, using rates agreed in each contract and the projections of the interest rate curves, IPCA coupon and foreign exchange coupon, discounting to present value using the risk-free rate. Curves are obtained from Bloomberg based on forward contracts traded in stock exchanges.

The mark-to-market is adjusted to the credit risk of the financial institutions, which is not relevant in terms of financial volume, since the Company makes contracts with highly rated banks.

Changes in interest rate forward curves (CDI interest rate) may affect the Company's results, due to the market value of these swap contracts. In preparing a sensitivity analysis for these curves, a parallel shock was estimated based on the average maturity of these swap contracts, in the scope of the Company’s Risk Management Policy, which resulted in a 618 basis points effect on the estimated interest rate. The effect of this sensitivity analysis, keeping all other variables constant, is shown in the following table:

Financial Instruments	Reasonably possible scenario
SWAP CDI x USD	(10)

c)	Sensitivity analysis for foreign exchange risk on financial instruments

The sensitivity analysis only covers the exchange rate variation and maintains all other variables constant. The probable scenario is referenced on external sources like Focus bulletin and Thomson Reuters, making use of the exchange rate forecast for the end of the following year, as follows:

•	U.S. dollar x real - a 3.15% appreciation of the real;
•	euro x U.S. dollar - a 1.03% depreciation of the euro;
•	pound sterling x U.S. dollar - a 1.32% depreciation of the pound sterling.

The reasonably possible scenario has the same references and considers the risk of depreciation of a 20% depreciation of the closing exchange rate of the year against the reference currency, except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

103

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Risk	Financial Instruments	Exposure at 12.31.2024	Exposure in R$ million	Probable Scenario	Reasonably possible scenario
Dollar/Real	Assets	7,616	47,159	(240)	1,523
	Liabilities	(113,943)	(705,569)	3,594	(22,789)
	Exchange rate - Cross currency swap	(488)	(3,023)	15	(98)
	Cash flow hedge on exports	65,900	408,073	(2,078)	13,180
	Total	(40,915)	(253,360)	1,291	(8,184)
Euro/Dollar	Assets	941	5,824	10	188
	Liabilities	(1,552)	(9,611)	(16)	(310)
	Total	(611)	(3,787)	(6)	(122)
Pound/Dollar	Assets	934	5,784	12	187
	Liabilities	(1,841)	(11,402)	(24)	(368)
	Total	(907)	(5,618)	(12)	(181)
Pound/Real	Assets	21	131	4	(2)
	Liabilities	(42)	(257)	1	(8)
	Total	(21)	(126)	5	(10)
Total at December 31, 2024		(42,454)	(262,891)	1,278	(8,497)

33.4.2.	Risk management of products prices - crude oil and oil products and other commodities

The Company is exposed to commodity price cycles, and it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the targets of the Business Plan are being met.

The Company, by use of its assets, positions and market knowledge from its operations in Brazil and abroad, may seek to optimize some of its commercial operations in the international market, with the use of commodity derivatives to manage price risk.

The probable scenario uses market references, used in pricing models for oil, oil products and natural gas markets, and takes into account the closing price of the asset on December 31, 2024. Therefore, no effect is considered arising from outstanding operations in this scenario. The reasonably possible scenario reflects the potential effects on the statement of income from outstanding transactions, considering a variation in the closing price of 20%. To simulate the most unfavorable scenarios, the variation was applied to each asset according to open transactions: price decrease for long positions and increase for short positions.

Financial Instruments	Risk	Probable scenario	Reasonably possible scenario
Derivatives not designated for hedge accounting
Crude oil and oil products - price changes	Future and forward contracts (Swap)	−	(148)
Soybean oil - price changes	Future and forward contracts (Swap)	−	-
Foreign currency - depreciation BRL x USD	Forward contracts	−	(2)
		−	(150)

The positions with commodity derivatives are presented in note 33.3.

33.4.3.	Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations faced by certain subsidiaries of Petrobras.

In this sensitivity analysis, the probable scenario represents the amounts to be disbursed by Petrobras relating to the payment of interests on debts linked to floating rates as of December 31, 2024. The reasonably possible scenario represents the disbursement if there is a 40% change on these rates, keeping all other variables constant.

104

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Risk	Sensitivity effect on the results	Reasonably possible scenario
Finance debt
SOFR 3M (1)	93	120
SOFR 6M (1)	90	106
SOFR O/N (1)	140	195
CDI	401	562
TR	5	6
TJLP	52	73
IPCA	68	95
	849	1,157
(1) It represents the Secured Overnight Financing Rate (note 24.4).

33.5.	Liquidity risk management

The possibility of a shortage of cash to settle the Company’s obligations on the agreed dates is managed by the Company. The Company mitigates its liquidity risk by defining reference parameters for treasury management and by periodically analyzing the risks associated to the projected cash flow, quantifying its main risks through Monte Carlo simulations. These risks include oil prices, exchange rates, gasoline and diesel international prices, among others. In this way, the Company is able to predict cash needs for its operational continuity and for the execution of its strategic plan.

Management believes that its current working capital is sufficient for the Company's present requirements. In the event that the Company presents a negative net working capital, management believes it does not compromise the Company's liquidity since Petrobras maintains revolving credit facilities contracted as a liquidity reserve to be used in adverse scenarios (see note 30.5).

Additionally, the Company regularly assesses market conditions and may enter into transactions to repurchase its own securities or those of its subsidiaries, through a variety of means, including tender offers, make whole exercises and open market repurchases, since they are in line with the Company's liability management strategy, in order to improve its debt repayment profile and cost of debt.

The expected cash flows from finance debt, lease liabilities, post-employment benefits and decommissioning costs are presented in notes 30.4 and 31, 18.3.4 and 20, respectively.

33.6.	Credit risk

Credit risk management in Petrobras aims to mitigate risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through the analysis, granting and management of credit, based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

The commercial credit portfolio is broad and diversified and comprises clients from the domestic and foreign markets.

Credit granted to financial institutions is related to collaterals received, cash surplus invested and derivative financial instruments. It is spread among “investment grade” international banks rated by international rating agencies and Brazilian banks with low credit risk.

33.6.1.	Credit quality of financial assets
a)	Cash and cash equivalents and marketable securities

The evaluation of the credit quality of these financial assets is based on external credit ratings provided by Standard & Poor’s, Moody’s and Fitch, as follows:

105

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Cash and cash equivalents		Marketable securities
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Investment grade – global rating	1,413	7,503	1,875	1,115
AA	315	593	876	651
A	1,098	6,890	999	464
BBB	−	20	−	−
Other ratings abroad	215	3,251	1,026	−

Investment grade - local rating (Brazil)	1,642	1,966	1,944	4,113
AAA.br	1,642	1,966	1,944	4,113
Other ratings in Brazil	1	7	−	−
	3,271	12,727	4,845	5,228

As of December 31, 2024, the Brazilian sovereign risk is BB, the best level within the speculative grade category, with effect on the rating of Brazilian banks abroad, which represent most of the Company’s balance of other ratings abroad, including cash.

These financial assets, which are not past due nor considered to be credit impaired, present fair values equivalent to or do not differ significantly from their carrying amounts.

b)	Trade and other receivables

Most of Petrobras's clients do not have a risk rating granted by rating agencies. Thus, for the definition and monitoring of credit limits, management evaluates the customer's field of activity, commercial relationship, financial relationship with Petrobras and its financial statements, among other aspects.

More information on the effect of this risk assessment is available in notes 14.2 and 14.3, which present the provision for expected credit losses and the respective accounting policy.

34.	Related-party transactions

The Company has a related-party transactions policy, which is annually revised and approved by the Board of Directors in accordance with the Company’s bylaws.

In order to ensure the goals of the Company are achieved and to align them with transparency of processes and corporate governance best practices, this policy guides Petrobras while entering into related-party transactions and dealing with potential conflicts of interest on these transactions, based on the following assumptions and provisions: competitiveness, compliance, transparency, fairness and commutability.

The Statutory Audit Committee (CAE) must approve in advance transactions between the Company and: i) the Brazilian Federal Government, including its agencies or similar bodies; ii) Petros Foundation; iii) Petrobras Health Association; iv) entities controlled by Petrobras in which there is a participation in the share capital of the controlled company by the Brazilian Federal Government, its Entities, or any authority of a public entity to which Petrobras is linked, or by individuals connected to it; v) Petrobras’ associated entities (including entities controlled by its associates); and vi) entities controlled by key management personnel or by their close family members, taking into account the materiality established by this policy.

Transactions with the Brazilian Federal Government, including its agencies or similar bodies and controlled entities (the latter when classified as out of the Company's normal course of business by the CAE), which are under the scope of Board of Directors approval, must be preceded by the CAE and Minority Shareholders Committee assessment and must have prior approval of, at least, 2/3 of the board members.

The related-party transactions policy also aims to ensure an adequate and diligent decision-making process for the Company’s key management.

34.1.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian Federal Government, which include transactions with banks and other entities under its control, such as financing and banking, asset management and other transactions.

106

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The balances of significant transactions are set out in the following table:

		12.31.2024		12.31.2023
	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates
Petrochemical companies (associates)	65	1	45	4
Other associates and joint ventures	52	15	95	10
Subtotal	117	16	140	14
Brazilian government – Parent and its controlled entities
Government bonds	1,114	−	1,819	−
Banks controlled by the Brazilian Government	12,030	2,675	15,526	2,119
Petroleum and alcohol account - receivables from the Brazilian Government (note 14.1)	−	−	278	−
Brazilian Federal Government (1)	−	1,046	−	1,378
Pré-Sal Petróleo S.A. – PPSA	−	79	−	28
Others	235	85	138	80
Subtotal	13,379	3,885	17,761	3,605
Petros	44	234	64	305
Total	13,540	4,135	17,965	3,924
Current	1,557	1,382	2,684	1,676
Non-Current	11,983	2,753	15,281	2,248
(1) It includes amounts related to lease liability.

The income/expenses of significant transactions are set out in the following table:

	2024	2023	2022
Joint ventures and associates
State-controlled gas distributors (joint ventures) (1)	−	−	1,196
Petrochemical companies (associates)	3,505	3,402	4,465
Other associates and joint ventures	50	57	96
Subtotal	3,555	3,459	5,757
Brazilian government – Parent and its controlled entities
Government bonds	145	210	204
Banks controlled by the Brazilian Government	−	(19)	71
Receivables from the Electricity sector	−	233	−
Petroleum and alcohol account - receivables from the Brazilian Government	7	15	62
Brazilian Federal Government	(112)	(124)	288
Pré-Sal Petróleo S.A. – PPSA	(599)	(361)	(657)
Others	(255)	(204)	(79)
Subtotal	(814)	(250)	(111)
Petros	(19)	(19)	(21)
Total - Income (Expenses)	2,722	3,190	5,625
Revenues, mainly sales revenues	3,536	3,450	5,821
Purchases and services	15	12	(4)
Income (expenses)	(871)	(582)	(804)
Foreign exchange and inflation indexation charges, net	(105)	(267)	299
Finance income (expenses), net	147	577	313
Total - Income (Expenses)	2,722	3,190	5,625

Information on the judicialized debts from the Brazilian Federal Government (precatórios) issued in favor of the Company arising from the petroleum and alcohol accounts is disclosed in note 14.

The liability related to pension plans of the Company's employees and managed by the Petros Foundation, including debt instruments, is presented in note 18.

34.2.	Compensation of key management personnel

The criteria for compensation of employees and officers are established based on the relevant labor legislation and the Company’s Positions, Salaries and Benefits Plan (Plano de Cargos e Salários e de Benefícios e Vantagens).

The compensation of employees (including those occupying managerial positions) in December 2024 and December 2023 were:

107

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Parent Company (U.S. dollars)
Compensation of employees, excluding officers	2024	2023
Lowest compensation	731	920
Average compensation	4,249	4,921
Highest compensation	18,194	21,516

	Parent Company
Employees	2024	2023
Number of employees	41,778	40,213

The annual compensation of Executive Officers, including variable compensation, for the years 2024 and 2023 were:

	Parent Company (U.S. dollars)
Compensation of the Director of Petrobras (includes variable compensation)	2024	2023
Lowest compensation (1)	452,163	30,301
Average compensation (2)	615,641	765,364
Highest compensation (3)	563,303	562,491
(1) It corresponds to the lowest annual compensation, according to the Annual Circular Letter CVM/SEP of March 7, 2024, for those who served for 12 months. If there are no members meeting this condition, the lowest amount paid should be considered.
(2) It corresponds to the total value of the annual compensation, including expenses with former members, divided by the number of remunerated positions (9), according to the Annual Circular Letter CVM/SEP of March 7, 2024.
(3) It corresponds to the annual compensation, without any exclusions, of the officer with the highest individual compensation, according to the Annual Circular Letter CVM/SEP of March 7, 2024.

The criteria for compensation of members of the Board of Directors and the Board Executive Officers is based on the guidelines established by the Secretariat of Management and Governance of the State-owned Companies (SEST) of the Ministry of Management and Innovation in Public Services, and by the Ministry of Mines and Energy. The total compensation is set out as follows:

					Parent Company
		2024			2023
	Executive Officers	Board of Directors	Total	Executive Officers	Board of Directors	Total
Wages and short-term benefits	3.0	0.4	3.4	3.0	0.1	3.1
Social security and other employee-related taxes	0.8	−	0.8	0.9	−	0.9
Post-employment benefits (pension plan)	0.3	−	0.3	0.3	−	0.3
Variable compensation	2.6	−	2.6	2.9	−	2.9
Benefits due to termination of tenure	0.5	−	0.5	0.9	−	0.9
Total compensation recognized in the statement of income	7.2	0.4	7.6	8.0	0.1	8.1
Total compensation paid (1)	6.4	0.4	6.8	7.6	−	7.6
Monthly average number of members	9.00	11.00	20.00	9.00	11.00	20.00
Monthly average number of paid members	9.00	8.00	17.00	9.00	6.33	15.33
(1) It includes variable compensation for Executive Officers.

In 2024, expenses related to compensation of the board members and executive officers of Petrobras amounted to US$ 14 (US$ 13.9 in 2023 and US$ 14.7 in 2022).

The compensation of the Advisory Committees to the Board of Directors is separate from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

In accordance with Brazilian regulations applicable to companies controlled by the Brazilian Federal Government, Board members who are also members of the Statutory Audit Committees are only compensated with respect to their Audit Committee duties. The total compensation concerning these members was US$ 416 thousand for 2024 (US$ 493 thousand with tax and social security costs). For 2023, the total compensation concerning these members was US$ 403 thousand (US$ 484 thousand with tax and social security costs). For 2022, it was US$ 544 thousand (US$ 642 thousand with tax and social security costs).

On April 25, 2024, the shareholders, at the Company’s Annual General Shareholders Meeting, set the threshold for the overall compensation for executive officers and board members at US$ 8.6 (R$ 43.21 million) from April 2024 to March 2025.

The average annual remuneration of the members of Petrobras' Fiscal Council, in fiscal year 2024, was US$ 29 (US$ 34, considering social security costs). In 2023, the average annual remuneration was US$ 31 (US$ 38, considering social security costs). In 2022, the average annual remuneration was US$ 28 (US$ 33, considering social security costs).

108

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The Variable Compensation Program for Executive Officers is subject to compliance with prerequisites and performance indicators. The variable remuneration to be paid changes according to the percentage of goals achievement and its payment is deferred in 4 annual installments.

In 2024, the Company provisioned US$ 2.6 referring to the Performance Award Program – PPP 2024 for Executive Directors.

Exemption from damage (indemnity)

Since 2022, the Company's Bylaws establish the obligation to indemnify its managers, members with statutory functions and other employees and agents who legally act by delegation of the Company's managers, besides maintaining a permanent insurance contract in favor of these individuals, to save them from liability for acts arising from the exercise of their activities. As of 2018, the bylaws also began to provide for the possibility of Petrobras entering into indemnity contracts, in order to cover any expenses due to complaints, inquiries, administrative, arbitration or judicial investigations and proceedings, in Brazil or in any other jurisdiction, which aim to impute responsibility for regular management acts practiced exclusively in the exercise of its activities since the date of its investiture or the beginning of the contractual relationship with the Company. The limits and form of defense in judicial and administrative proceedings are defined in the Policy for the Application and Governance of the Indemnity Commitment, approved by the Board of Directors.

The first Indemnity Commitment was approved by the Board of Directors on December 18, 2018, starting from its signature until the Ordinary General Meeting of 2020. The maximum exposure established by the Company (global limit for all eventual damages) was US$ 500.

The second Indemnity Commitment was approved by the Board of Directors on March 25, 2020, starting from its signature until the Ordinary General Meeting of 2022. The maximum exposure established by the Company (global limit for all possible damages) was US$ 300.

The third Indemnity Commitment was approved by the Board of Directors on March 30, 2022, starting from its signature, until the Ordinary General Meeting of 2024. The maximum exposure established by the Company (global limit for all possible damages) was US$ 200.

The fourth Indemnity Commitment was approved by the Board of Directors on March 27, 2024, starting from its signature, until the Ordinary General Meeting of 2026. The maximum exposure established by the Company (global limit for all possible damages) was US$ 161.

The term of coverage provided for in the Commitment begins from the date of signature until the occurrence of the following events, whichever comes last: (i) the end of the fifth year following the date on which the beneficiary leave, for any reason, to exercise the mandate or function/position; (ii) the course of the time required in transit of any Process in which the Beneficiary is partly due to the practice of Regular Management Act; or (iii) the course of the limitation period according to law to events that can generate the obligations of indemnification by the Company, including, but not limited to, the criminal statute applicable deadline, even if such period is applied by administrative authorities or at any time when there is an indemnifiable event based on an imprescriptible fact.

Indemnity agreements shall not cover: (i) acts covered under Directors and Officers (D&O) insurance policy purchased by the Company, as formally recognized and implemented by the insurance Company; (ii) acts outside the regular exercise of the duties or powers of the Beneficiaries; (iii) acts in bad faith act, malicious acts, fraud or serious fault on the part of the Beneficiaries, observing the principle of presumed innocence; (iv) self-interested acts or in favor of third parties that damage the Company’s social interest; (v) obligation to pay damages arising from social action according to article 159 of Law 6,404/76 or reimbursement of the damages according to art. 11, § 5°, II of Law 6,385/76; or (vi) where a manifest conflict of interest with the Company is established.

Petrobras will have no obligation to indemnify the Beneficiaries for loss of profits, loss of business opportunity, interruption of professional activity, moral damages or indirect damages. eventually claimed by the Beneficiaries, with compensation or reimbursement limited to the cases provided for in the Indemnity Commitment.

In the case of conviction for an intentional act or committed with gross error, final and unappealable in criminal, public civil, impropriety, popular action, action proposed by a third party, or by shareholders in favor of the Company, or, still, of an unappealable administrative decision concluding that an act was committed intentionally or with gross error and that has not been subject to judicial suspension, the beneficiary undertakes, regardless of any manifestation of the independent third party, to reimburse the Company for all amounts spent by the Company within the scope of this Commitment, including all expenses and costs related to the process, refunding them within a period of up to 30 days from the competent notification.

In order to avoid the configuration of conflicts of interest, notably as provided for in art. 156 of Law 6,404/76, the Company will hire external professionals, who may act individually or jointly, with an unblemished, impartial and independent reputation (“Independent Third Party”), and with experience to analyze any claim by the Beneficiaries on the characterization of Regular Management Act or on the hypothesis of exclusions. In addition, Beneficiaries who are claiming such amounts are prohibited from participating in meetings or discussions that deal with the approval of the payment of expenses, in compliance with the provisions of art. 156, head provision of Law 6,404/76, Brazilian Corporate Law.

109

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

35.	Supplemental information on statement of cash flows
	2024	2023	2022
Amounts paid during the year:
Withholding income tax paid on behalf of third-parties	1,307	1,403	1,413
Transactions not involving cash
Purchase of property, plant and equipment on credit	1,081	−	19
Lease	10,107	14,992	6,923
Provision for decommissioning costs	6,393	2,641	3,260
Use of tax credits and judicial deposit for the payment of contingency	256	144	1,236
Remeasurement of property, plant and equipment acquired in previous periods	−	5	24
Earnout related to Atapu and Sépia fields	268	280	694

35.1.	Reconciliation of Depreciation, depletion and amortization with Statements of Cash Flows
	2024	2023	2022
Depreciation and depletion of Property, plant and equipment	14,953	15,306	14,618
Amortization of Intangible assets	134	104	77
Capitalized depreciation	(2,438)	(1,965)	(1,343)
Depreciation of right of use - recovery of PIS/COFINS	(170)	(165)	(134)
Depreciation, depletion and amortization in the Statements of Cash Flows	12,479	13,280	13,218

110

INDEX

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

36.	Subsequent events

Cancellation of Treasury Shares

On January 29, 2025, the Board of Directors approved the cancellation of a total of 155,764,169 treasury shares, without reducing the share capital, consisting of 155,541,409 preferred shares and 222,760 common shares.

As a result of the cancellation of treasury shares, the Company's share capital is now composed of 7,442,231,382 common shares and 5,446,501,379 preferred shares, without par value.

The proposal to update the Company's Bylaws to reflect this new number of shares will be submitted to the Shareholder’s General Meeting.

Contingent Payments Received (earnout)

In January 2025, Petrobras received contingent payments related to three transactions, totaling US$ 605 (R$ 3,702 million), as follows:

•	US$ 356 (R$ 2,161 million) from the partners in the Sépia and Atapu fields, related to the Surplus Volume of the Transfer of Rights Agreement;
•	US$ 166 (R$ 1,025 million) from Petro Rio Jaguar Petróleo S.A. (PRIO), related to the sale of Petrobras' interest in the Albacora Leste field; and
•	US$ 83 (R$ 516 million) from Karoon Petróleo & Gás Ltda, related to the sale of the Baúna field.

All these payments are in accordance with the terms of the contracts negotiated between the parties.

111

INDEX

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

Supplementary information on Oil and Gas Exploration and Production (unaudited)

In accordance with Codification Topic 932 - Extractive Activities – Oil and Gas, this section provides supplemental information on oil and gas exploration and production activities of the Company. The information included in items (i) through (iii) provides historical cost information pertaining to costs incurred in exploration, property acquisition and development, capitalized costs and results of operations. The information included in items (iv) and (v) presents information on Petrobras’ estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proven reserves, and changes in estimated discounted future net cash flows.

The Company, on December 31, 2024, maintains activities mainly in Brazil, in addition to activities in Argentina, Colombia and Bolivia, in South America. The equity-accounted investments are comprised of the operations of the joint venture company MP Gulf of Mexico, LLC (MPGoM), in which Murphy Exploration & Production Company ("Murphy" ) has 80% stake and Petrobras America Inc ("PAI") 20% stake in United States of America, North America. The Company reports its reserves in Brazil, United States of America and Argentina. Volumes in Bolivia are not registered as the Constitution of this country does not allow. In Colombia, our activities are exploratory, and therefore, there are no associated reserves.

i) Capitalized costs relating to oil and gas producing activities

As set out in note 26, the Company uses the successful efforts method of accounting for appraisal and development costs of crude oil and natural gas production. In addition, notes 23 and 24 presents the accounting policies applied by the Company for recognition, measurement and disclosure of property, plant and equipment and intangible assets.

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligations:

	Consolidated entities
	Brazil	Abroad			Total	Equity Method Investees
		South America	Others	Total
December 31, 2024
Unproved oil and gas properties	2,924	160	−	160	3,084	−
Proved oil and gas properties	75,088	284	−	284	75,372	651
Support Equipment	95,073	726	1	727	95,800	−
Gross Capitalized costs	173,085	1,170	1	1,171	174,256	651
Depreciation, depletion and amortization	(57,940)	(815)	(1)	(816)	(58,756)	(330)
Net capitalized costs	115,145	355	−	355	115,500	321
December 31, 2023
Unproved oil and gas properties	3,764	61	−	61	3,825	−
Proved oil and gas properties	82,396	243	−	243	82,639	607
Support Equipment	103,284	758	1	759	104,043	−
Gross Capitalized costs	189,444	1,062	1	1,063	190,507	607
Depreciation, depletion and amortization	(63,003)	(811)	(1)	(812)	(63,815)	(289)
Net capitalized costs	126,441	251	−	251	126,692	318
December 31, 2022
Unproved oil and gas properties	4,227	55	−	55	4,282	−
Proved oil and gas properties	83,030	205	−	205	83,235	762
Support Equipment	69,735	732	1	733	70,468	−
Gross Capitalized costs	156,993	992	1	993	157,986	762
Depreciation, depletion and amortization	(52,836)	(769)	(1)	(770)	(53,606)	(224)
Net capitalized costs	104,156	223	−	223	104,380	538

112

INDEX

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

ii) Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

	Consolidated entities
	Brazil	Abroad		Total	Equity Method Investees
		South America	Total
December 31, 2024
Acquisition costs:
Proved	−	−	−	−	−
Unproved	21	−	−	21	−
Exploration costs	861	119	119	980	−
Development costs	14,007	34	34	14,041	14
Total	14,889	153	153	15,042	14
December 31, 2023
Acquisition costs:
Proved	−	−	−	−	−
Unproved	146	−	−	146	−
Exploration costs	862	11	11	873	10
Development costs	10,929	53	53	10,982	37
Total	11,937	64	64	12,001	47
December 31, 2022
Acquisition costs:
Proved	−	−	−	−	−
Unproved	892	−	−	892	−
Exploration costs	707	51	51	758	1
Development costs	6,883	31	31	6,914	30
Total	8,482	82	82	8,564	31

(iii) Results of operations for oil and gas producing activities

The Company’s results of operations from oil and gas producing activities for the years ended December 31, 2024, 2023 and 2022 are shown in the following table. The Company transfers substantially all of its Brazilian crude oil and gas production to the RT&M and G&LCE segments, respectively, in Brazil. The internal transfer prices calculated by the Company’s model may not be indicative of the price the Company would have realized had this production been sold in an unregulated spot market. Additionally, the prices calculated by the Company’s model may not be indicative of the future prices to be realized by the Company. Gas prices used are those set out in contracts with third parties.

Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities, including operating employees’ compensation, materials, supplies, fuel consumed in operations and operating costs related to natural gas processing plants.

Exploration expenses include the costs of geological and geophysical activities and projects without economic feasibility. Depreciation and amortization expenses relate to assets employed in exploration and development activities. In accordance with Codification Topic 932 – Extractive Activities – Oil and Gas, income taxes are based on statutory tax rates, reflecting allowable deductions. Interest income and expense are excluded from the results reported in this table.

113

INDEX

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

	Consolidated entities						Equity Method Investees
	Brazil	Abroad				Total
		South America	North America	Others	Total
December 31, 2024
Net operation revenues:
Sales to third parties	175	133	−	−	133	308	170
Intersegment	60,208	−	−	−	−	60,208	−
	60,383	133	−	−	133	60,516	170
Production costs	(15,472)	(59)	−	−	(59)	(15,531)	(50)
Exploration expenses	(901)	(12)	−	−	(12)	(913)	−
Depreciation, depletion and amortization	(9,248)	(44)	−	−	(44)	(9,292)	(36)
Impairment of oil and gas properties	(1,239)	(5)	−	−	(5)	(1,244)	−
Other operating expenses	(5,547)	(5)	71	(1)	65	(5,482)	(10)
Results before income tax expenses	27,977	8	71	(1)	77	28,054	74
Income tax expenses	(9,538)	(3)	2	1	−	(9,538)	−
Results of operations (excluding corporate overhead and interest costs)	18,439	5	73	−	77	18,516	74
December 31, 2023
Net operation revenues:
Sales to third parties	631	136	−	−	136	767	159
Intersegment	66,113	−	−	−	−	66,113	−
	66,744	136	−	−	136	66,880	159
Production costs	(16,946)	(63)	−	−	(63)	(17,009)	(36)
Exploration expenses	(981)	(1)	−	−	(1)	(982)	−
Depreciation, depletion and amortization	(10,186)	(44)	−	−	(44)	(10,230)	(26)
Impairment of oil and gas properties	(2,105)	−	−	−	−	(2,105)	(75)
Other operating expenses	(2,504)	(15)	(8)	(1)	(24)	(2,528)	(25)
Results before income tax expenses	34,023	12	(8)	(1)	3	34,026	(3)
Income tax expenses	(11,568)	(4)	3	1	(1)	(11,569)	−
Results of operations (excluding corporate overhead and interest costs)	22,455	8	(5)	(1)	2	22,457	(3)
December 31, 2022
Net operation revenues:
Sales to third parties	1,153	158	−	−	158	1,311	275
Intersegment	76,579	−	−	−	−	76,579	−
	77,732	158	−	−	158	77,890	275
Production costs	(19,975)	(75)	−	−	(75)	(20,050)	(41)
Exploration expenses	(719)	(168)	−	−	(168)	(887)	−
Depreciation, depletion and amortization	(10,373)	(42)	−	−	(42)	(10,415)	(42)
Impairment of oil and gas properties	(1,216)	(2)	−	−	(2)	(1,218)	−
Other operating expenses	3,000	(1)	(8)	21	12	3,012	(22)
Results before income tax expenses	48,449	(130)	(8)	21	(117)	48,332	170
Income tax expenses	(16,474)	44	−	(3)	41	(16,433)	−
Results of operations (excluding corporate overhead and interest costs)	31,975	(86)	(8)	19	(76)	31,899	170

114

INDEX

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

(iv) Reserve quantities information

As presented in note 4.1, proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations – prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain. The project to extract the hydrocarbons must have commenced or there must be reasonable certainty that the project will commence within a reasonable time. Reserves estimate involves a high degree of judgment and complexity and its application affects different items of these Financial Statements.

The Company’s estimated net proved oil and gas reserves and changes thereto for the years 2024, 2023 and 2022 are presented in the following table. Proved reserves are estimated in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is done by means not involving a well.

Proved reserves for which substantial new investments in additional wells and related facilities will be required are named proved undeveloped reserves.

Reserve estimates are subject to variations due to technical uncertainties in the reservoir and changes in economic scenarios. A summary of the annual changes in the proved reserves of oil is as follows (in millions of barrels):

	Consolidated Entities				Equity Method Investees
Proved developed and undeveloped reserves (*)	Crude oil in Brazil	Crude Oil in South America	Synthetic Oil in Brazil	Consolidated Total	Crude Oil in North America	Total
At January 1, 2024	9,210	2	−	9,212	16	9,228
Extensions and discoveries	−	−	−	−	−	−
Revisions of previous estimates	1,185	−	−	1,185	−	1,184
Production for the year	(761)	−	−	(761)	(2)	(764)
Reserves at December 31, 2024	9,634	2	−	9,636	13	9,649
At January 1, 2023	8,908	2	−	8,910	16	8,926
Extensions and discoveries	95	−	−	95	−	95
Revisions of previous estimates	1,140	−	−	1,140	2	1,142
Sales of reserves	(147)	−	−	(147)	−	(147)
Production for the year	(786)	−	−	(786)	(2)	(789)
Reserves at December 31, 2023	9,210	2	−	9,212	16	9,228
At January 1, 2022	8,406	2	10	8,419	17	8,435
Revisions of previous estimates	1,705	−	−	1,705	3	1,708
Sales of reserves (1)	(455)	−	(10)	(465)	(1)	(465)
Production for the year	(748)	−	(1)	(749)	(3)	(752)
Reserves at December 31, 2022	8,908	2	−	8,910	16	8,926
(1) Includes the effects of the write-offs related to the Co-Participation Agreements of Atapu and Sepia fields.
(*) Apparent differences in the sum of the numbers are due to rounding.
In 2023, we standardized the conversion between gas and oil equivalent to 5,614.65 ft3 = 1 boe, which is equivalent to the conversion used in contracts in Brazil. Quantities from previous years were restated with the new conversion.

115

INDEX

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

A summary of the annual changes in the proved reserves of natural gas is as follows (in billions of cubic feet):

	Consolidated Entities				Equity Method Investees
Proved developed and undeveloped reserves (*)	Natural Gas in Brazil	Natural Gas in South America	Synthetic Gas in Brazil	Consolidated Total	Natural Gas in North America	Total
At January 1, 2024	9,335	163	−	9,498	7	9,504
Extensions and discoveries	−	7	−	7	−	7
Revisions of previous estimates	796	19	−	815	(4)	811
Production for the year	(549)	(20)	−	(569)	(1)	(570)
Reserves at December 31, 2024	9,582	168	−	9,750	2	9,752
At January 1, 2023	8,504	173	−	8,677	6	8,683
Extensions and discoveries	779	15	−	794	−	794
Revisions of previous estimates	673	(5)	−	668	1	669
Sales of reserves	(47)	−	−	(47)	−	(47)
Production for the year	(573)	(20)	−	(594)	(1)	(595)
Reserves at December 31, 2023	9,335	163	−	9,498	7	9,504
At January 1, 2022	7,912	177	17	8,106	7	8,113
Revisions of previous estimates	1,560	16	−	1,575	−	1,575
Sales of reserves (1)	(382)	−	(15)	(397)	(1)	(398)
Production for the year	(586)	(20)	(1)	(606)	(1)	(607)
Reserves at December 31, 2022	8,504	173	−	8,677	6	8,683
(1) Includes the effects of the write-offs related to the Co-Participation Agreements of Atapu and Sepia fields.
(*) Apparent differences in the sum of the numbers are due to rounding.
In 2023, we standardized the conversion between gas and oil equivalent to 5,614.65 ft3 = 1 boe, which is equivalent to the conversion used in contracts in Brazil. Quantities from previous years were restated with the new conversion.

Natural gas production volumes used in these tables are the net volumes withdrawn from our proved reserves, including gas consumed in operations and excluding reinjected gas. Our disclosure of proved gas reserves includes gas consumed in operations, which represent 36% of our total proved reserves of natural gas as of December 31, 2024.

116

INDEX

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

The tables below summarize information about the changes in total proved reserves of crude oil and natural gas, in millions of barrels of oil equivalent, in our consolidated entities and equity method investees for 2024, 2023 and 2022:

	Consolidated Entities				Equity Method Investees
Proved developed and undeveloped reserves (*)	Oil equivalent in Brazil	Oil equivalent in South America	Synthetic Oil in Brazil	Consolidated Total	Oil equivalent in North America	Total
At January 1, 2024	10,873	31	−	10,904	17	10,921
Extensions and discoveries	−	1	−	1	−	2
Revisions of previous estimates	1,326	4	−	1,330	(1)	1,329
Production for the year	(859)	(4)	−	(863)	(3)	(865)
Reserves at December 31, 2024	11,341	32	−	11,372	14	11,386
At January 1, 2023	10,423	33	−	10,455	17	10,473
Extensions and discoveries	233	3	−	236	−	237
Revisions of previous estimates	1,260	(1)	−	1,259	2	1,262
Sales of reserves	(155)	−	−	(155)	−	(155)
Production for the year	(888)	(4)	−	(892)	(2)	(894)
Reserves at December 31, 2023	10,873	31	−	10,904	17	10,921
At January 1, 2022	9,816	33	13	9,862	18	9,880
Revisions of previous estimates	1,983	3	−	1,986	3	1,989
Sales of reserves (1)	(523)	−	(12)	(536)	(1)	(536)
Production for the year	(852)	(4)	(1)	(857)	(3)	(860)
Reserves at December 31, 2022	10,423	33	−	10,455	17	10,473
(1) Includes the effects of the write-offs related to the Co-Participation Agreements of Atapu and Sepia fields.
(*) Apparent differences in the sum of the numbers are due to rounding.
In 2023, we standardized the conversion between gas and oil equivalent to 5,614.65 ft3 = 1 boe, which is equivalent to the conversion used in contracts in Brazil. Quantities from previous years were restated with the new conversion.

In 2024, we incorporated 1,330 million boe of proved reserves by revising previous estimates, including:

(i) addition of 883 million boe due to new projects, mainly in Atapu and Sépia fields and in other fields in Santos, Campos and Solimões basins; and

(ii) addition of 447 million boe, due to the good performance of assets, mainly in Búzios, Itapu, Tupi and Sépia fields, in the Santos Basin, and other revisions.

We did not have relevant changes related to the variation in the oil price.

The Company's total proved reserve resulted in 11,386 million boe in 2024, considering the variations above and the reduction from 2024 production of 865 million boe. Production refers to volumes that were previously included in our reserves and, therefore, does not consider natural gas liquids, since the reserve is estimated at a reference point prior to gas processing, except in the United States and Argentina. The production also does not consider volumes of injected gas, the production of Extended Well Tests in exploratory blocks and production in Bolivia, since the Bolivian Constitution does not allow the registration of reserves by the Company.

In 2023, we incorporated 1,262 million boe of proved reserves by revising previous estimates, including:

(i) addition of 1,092 million boe arising from the good performance of assets, mainly in Búzios, Tupi and Atapu fields, in the Santos Basin; and

(ii) addition of 170 million boe due to new projects and other revisions.

We did not have relevant changes related to the variation in the oil price.

In addition, we incorporated 237 million boe from discoveries and extensions, mainly due to the declaration of commerciality of Raia Manta and Raia Pintada fields (non-operated), in the Campos Basin.

Moreover, proved reserves were reduced by 155 million boe, resulting from sales.

117

INDEX

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

The Company's total proved reserve resulted in 10,921 million boe in 2023, considering the variations above and the reduction from 2023 production of 894 million boe. Production refers to volumes that were previously included in our reserves and, therefore, does not consider natural gas liquids, since the reserve is estimated at a reference point prior to gas processing, except in the United States and Argentina. The production also does not consider volumes of injected gas, the production of Extended Well Tests in exploratory blocks and production in Bolivia, since the Bolivian Constitution does not allow the registration of reserves by the Company.

In 2022, we incorporated 1,989 million boe of proved reserves by revising previous estimates, including:

(i) addition of 1,279 million boe due to new projects, mainly in Búzios field and in other fields in the Santos and Campos Basins; and

(ii) addition of 710 million boe arising from other revisions, mainly due to good performance of reservoirs in the pre-salt layer of Santos Basin and to the contract term extension of Rio Urucu and Leste do Urucu fields.

We did not have relevant changes related to the variation in the oil price.

The addition in our proved reserves were partially offset by the reduction of 536 million boe, due to the effects of the transfer of interests of 5% of the Surplus Volume of the Transfer of Rights of Búzios field, of the write-offs related to the Co-Participation Agreements of Atapu and Sepia fields and of sales of properties in mature fields.

The Company's total proved reserve resulted in 10,473 million boe in 2022, considering the variations above and the reduction from 2022 production of 860 million boe. Production refers to volumes that were previously included in our reserves and, therefore, does not consider natural gas liquids, since the reserve is estimated at a reference point prior to gas processing, except in the United States and Argentina. The production also does not consider volumes of injected gas, the production of Extended Well Tests in exploratory blocks and production in Bolivia, since the Bolivian Constitution does not allow the registration of reserves by the Company.

118

INDEX

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

The tables below present the volumes of proved developed and undeveloped reserves, net, that is, reflecting Petrobras' participation:

	2024
	Crude Oil	Natural Gas	Total oil and gas
	(mmbbl)	(bncf)	(mmboe)
Net proved developed reserves (*):
Consolidated Entities
Brazil	4,884	5,387	5,843
South America, outside Brazil (1)	1	80	15
Total Consolidated Entities	4,885	5,467	5,858
Equity Method Investees
North America (1)	13	2	14
Total Equity Method Investees	13	2	14
Total developed Consolidated and Equity Method Investees	4,898	5,469	5,872
Net proved undeveloped reserves (*):
Consolidated Entities
Brazil	4,750	4,194	5,497
South America, outside Brazil (1)	1	89	17
Total Consolidated Entities	4,751	4,283	5,514
Equity Method Investees
North America (1)	−	−	−
Total Equity Method Investees	−	−	−
Total undeveloped Consolidated and Equity Method Investees	4,751	4,283	5,514
Total proved reserves (developed and undeveloped)	9,649	9,752	11,386
(1) South America oil reserves include 25% of natural gas liquid (NGL) in proved developed reserves and 24% of NGL in proved undeveloped reserves. North America oil reserves include 14% of natural gas liquid (NGL) in proved developed reserves and 17% of NGL in proved undeveloped reserves.
(*) Apparent differences in the sum of the numbers are due to rounding off.
In 2023, we standardized the conversion between gas and oil equivalent to 5,614.65 ft3 = 1 boe, which is equivalent to the conversion used in contracts in Brazil. Quantities from previous years were restated with the new conversion.

	2023
	Crude Oil	Natural Gas	Total oil and gas
	(mmbbl)	(bncf)	(mmboe)
Net proved developed reserves (*):
Consolidated Entities
Brazil	4,710	5,522	5,694
South America, outside Brazil (1)	1	92	17
Total Consolidated Entities	4,711	5,614	5,711
Equity Method Investees
North America (1)	14	6	15
Total Equity Method Investees	14	6	15
Total developed Consolidated and Equity Method Investees	4,726	5,620	5,727
Net proved undeveloped reserves (*):
Consolidated Entities
Brazil	4,500	3,814	5,179
South America, outside Brazil (1)	1	70	13
Total Consolidated Entities	4,501	3,884	5,193
Equity Method Investees
North America (1)	2	1	2
Total Equity Method Investees	2	1	2
Total undeveloped Consolidated and Equity Method Investees	4,503	3,885	5,194
Total proved reserves (developed and undeveloped)	9,228	9,504	10,921
(1) South America oil reserves include 25% of natural gas liquid (NGL) in proved developed reserves and 26% of NGL in proved undeveloped reserves. North America oil reserves include 6% of natural gas liquid (NGL) in proved developed reserves and 7% of NGL in proved undeveloped reserves.
(*) Apparent differences in the sum of the numbers are due to rounding.
In 2023, we standardized the conversion between gas and oil equivalent to 5,614.65 ft3 = 1 boe, which is equivalent to the conversion used in contracts in Brazil. Quantities from previous years were restated with the new conversion.

119

INDEX

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

	2022
	Crude Oil	Natural Gas	Total oil and gas
	(mmbbl)	(bncf)	(mmboe)
Net proved developed reserves (*):
Consolidated Entities
Brazil	4,185	5,097	5,093
South America, outside Brazil (1)	1	91	17
Total Consolidated Entities	4,186	5,188	5,110
Equity Method Investees
North America (1)	14	5	15
Total Equity Method Investees	14	5	15
Total developed Consolidated and Equity Method Investees	4,200	5,193	5,125
Net proved undeveloped reserves (*):
Consolidated Entities
Brazil	4,723	3,407	5,330
South America, outside Brazil (1)	1	82	15
Total Consolidated Entities	4,724	3,489	5,346
Equity Method Investees
North America (1)	2	1	2
Total Equity Method Investees	2	1	2
Total undeveloped Consolidated and Equity Method Investees	4,726	3,490	5,348
Total proved reserves (developed and undeveloped)	8,926	8,683	10,473
(1) South America oil reserves include 24% of natural gas liquid (NGL) in proved developed reserves and 24% of NGL in proved undeveloped reserves. North America oil reserves include 2% of natural gas liquid (NGL) in proved developed reserves and 4% of NGL in proved undeveloped reserves.
(*) Apparent differences in the sum of the numbers are due to rounding.
In 2023, we standardized the conversion between gas and oil equivalent to 5,614.65 ft3 = 1 boe, which is equivalent to the conversion used in contracts in Brazil. Quantities from previous years were restated with the new conversion.

120

INDEX

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

(v) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of Codification Topic 932 – Extractive Activities – Oil and Gas.

Estimated future cash inflows from production in Brazil are computed by applying the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. Future price changes are limited to those provided by contractual arrangements existing at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on current costs, including abandonment costs, assuming continuing economic conditions. Estimated future income taxes (including future social contributions on net income - CSLL) are calculated by applying appropriate year-end statutory tax rates. The amounts presented as future income taxes expenses reflect allowable deductions considering statutory tax rates. Discounted future net cash flows are calculated using 10% mid-period discount factors. This discounting requires a year-by-year estimate of when the future expenditures will be incurred and when the reserves will be produced.

The valuation prescribed under Codification Topic 932 – Extractive Activities – Oil and Gas requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of December 31 each year and should not be relied upon as an indication of Petrobras’ future cash flows or the value of its oil and gas reserves.

121

INDEX

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

Standardized measure of discounted future net cash flows:

	Consolidated entities			Equity Method Investees
		Abroad
	Brazil	South America	Total
December 31, 2024
Future cash inflows	800,773	579	801,353	941
Future production costs	(304,051)	(336)	(304,387)	(139)
Future development costs	(74,770)	(107)	(74,877)	(34)
Future income tax expenses	(149,968)	(58)	(150,026)	−
Undiscounted future net cash flows	271,984	78	272,062	768
10 percent midyear annual discount for timing of estimated cash flows (1)	(128,559)	(31)	(128,590)	(262)
Standardized measure of discounted future net cash flows	143,425	47	143,473	506
December 31, 2023
Future cash inflows	819,428	650	820,078	1,213
Future production costs	(348,787)	(354)	(349,142)	(191)
Future development costs	(64,121)	(113)	(64,235)	(13)
Future income tax expenses	(140,774)	(43)	(140,818)	−
Undiscounted future net cash flows	265,745	139	265,884	1,009
10 percent midyear annual discount for timing of estimated cash flows (1)	(120,216)	(46)	(120,262)	(319)
Standardized measure of discounted future net cash flows	145,529	93	145,622	691
December 31, 2022
Future cash inflows	983,826	837	984,663	1,581
Future production costs	(399,655)	(357)	(400,012)	(273)
Future development costs	(62,548)	(128)	(62,676)	(21)
Future income tax expenses	(178,412)	(88)	(178,500)	−
Undiscounted future net cash flows	343,211	264	343,475	1,287
10 percent midyear annual discount for timing of estimated cash flows (1)	(151,828)	(124)	(151,951)	(401)
Standardized measure of discounted future net cash flows	191,383	141	191,524	886
(1) Semiannual capitalization
Apparent differences in the sum of the numbers are due to rouding.

122

INDEX

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

Changes in discounted net future cash flows:

	Consolidated entities			Equity Method Investees
		Abroad
	Brazil	South America	Total
Balance at January 1, 2024	145,529	93	145,622	691
Sales and transfers of oil and gas, net of production cost	(44,911)	(52)	(44,963)	(119)
Development cost incurred	14,007	34	14,040	14
Net change due to purchases and sales of minerals in place	−	−	−	−
Net change due to extensions, discoveries and improved recovery related costs	−	7	7	2
Revisions of previous quantity estimates	32,619	26	32,645	(31)
Net change in prices, transfer prices and in production costs	10,226	(41)	10,185	(71)
Changes in estimated future development costs	(23,749)	(18)	(23,767)	(6)
Accretion of discount	14,553	13	14,566	60
Net change in income taxes	(4,848)	(17)	(4,865)	−
Other - unspecified	−	3	3	(32)
Balance at December 31, 2024	143,425	47	143,473	506
Balance at January 1, 2023	191,383	141	191,524	886
Sales and transfers of oil and gas, net of production cost	(49,797)	(54)	(49,851)	(123)
Development cost incurred	10,929	53	10,982	37
Net change due to purchases and sales of minerals in place	(3,894)	−	(3,894)	−
Net change due to extensions, discoveries and improved recovery related costs	5,858	19	5,876	11
Revisions of previous quantity estimates	31,616	3	31,619	82
Net change in prices, transfer prices and in production costs	(63,907)	(97)	(64,004)	(201)
Changes in estimated future development costs	(16,409)	(27)	(16,436)	(17)
Accretion of discount	19,138	20	19,159	68
Net change in income taxes	20,611	30	20,641	−
Other - unspecified	−	5	5	(53)
Balance at December 31, 2023	145,529	93	145,622	691
Balance at January 1, 2022	114,780	89	114,869	470
Sales and transfers of oil and gas, net of production cost	(54,230)	(62)	(54,291)	(235)
Development cost incurred	6,883	31	6,913	29
Net change due to purchases and sales of minerals in place	(17,030)	−	(17,030)	−
Net change due to extensions, discoveries and improved recovery related costs	−	−	−	10
Revisions of previous quantity estimates	64,535	17	64,553	82
Net change in prices, transfer prices and in production costs	129,462	122	129,584	349
Changes in estimated future development costs	(23,317)	(39)	(23,356)	(4)
Accretion of discount	11,478	14	11,492	93
Net change in income taxes	(41,178)	(17)	(41,194)	−
Other - unspecified	−	(15)	(15)	92
Balance at December 31, 2022	191,383	141	191,524	886
Apparent differences in the sum of the numbers are due to rounding.

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Independent auditor's report on the consolidated financial statements

KPMG Auditores Independentes Ltda.

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400

www.kpmg.com.br

Independent auditors’ report on the consolidated financial statements
To the Board of Directors and Shareholders of Petróleo Brasileiro S.A. - Petrobras Rio de Janeiro – RJ
Opinion

We have audited the consolidated financial statements of Petróleo Brasileiro S.A. - Petrobras S.A. ("the Company") which comprise the consolidated statement of financial position as at December 31, 2024, the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, and notes to the consolidated financial statements, comprising material accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Petróleo Brasileiro S.A. - Petrobras S.A., as at December 31, 2024, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company and its subsidiaries in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements included in the Accountants Professional Code of Ethics (“Código de Ética Profissional do Contador”) and in the professional standards issued by the Brazilian Federal Accounting Council (“Conselho Federal de Contabilidade”), and we have fulfilled our ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.		KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.
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Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.
1 - Assessment of the measurement of the actuarial obligation of the defined benefit pension and health care plans
According to notes 4.4 and 18.3 of the consolidated financial statements.
Key audit matter	How the matter was addressed in our audit

The Company sponsors defined benefit pension and health care plans that provide supplementary post retirement benefits and medical care to its employees and former employees.

The measurement of the actuarial obligation of the pension and health care plans is dependent, in part, of certain actuarial assumptions. These assumptions include the discount rate and projected medical and hospital costs. The Company hires external actuary to assist in the process of assessing the actuarial assumptions and valuing the actuarial obligation under its pension and health care plans.

We considered the measurement of the actuarial obligations for the pension and health care plans as a key audit matter due to the level of judgment inherent to the actuarial assumptions determination, as well as for the impact that changes on these assumptions could have on the actuarial obligations of the pension and health care plans.

Our audit procedures included, but were not limited to:

-   Tests of design and effectiveness of certain internal controls related to the process of measuring the actuarial liability, including controls related to the development, review and approval of the discount rates assumptions and projected medical and hospital costs;

-   Assessment of the scope, competency, and objectivity of the external actuary hired to assist in the estimate definition of the actuarial obligations for the pension and health care plans, including the nature and scope of the work performed, their qualification and professional experience; and

-   Assessment, with the support of our actuarial specialists, of the assumptions such as discount rates and projected medical and hospital costs, including comparing them to data obtained from external sources.

According to the evidence obtained from performing the procedures described above, we considered that the measurement of the actuarial liability of the defined benefit pension and health care plans is acceptable in the context of the consolidated financial statements taken as a whole, for the year ended December 31, 2024.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.		KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.
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2 - Evaluation of the impairment testing of exploration and production cash generating units
According to notes 4.2.1, 4.2.2, 4.2.2(a) and 25 of the consolidated financial statements.
Key audit matter	How the matter was addressed in our audit

The Company identifies its cash generating units (“CGUs”), estimates the recoverable amount of each CGUs based on a projected cash flow for each CGU, and compares to the carrying amount of these CGUs. The cash flow projections used to determine the recoverable amount depend on certain future assumptions such as: Brent oil price, exchange rate (Brazilian Real/US Dollar), capitalizing expenditures (”CAPEX”), operating expenditures (“OPEX”), and volume and timing of recovery of the oil and gas reserves. The recoverable amount is also sensitive to changes in the discount rate used in the cash flow.

Additionally, the definition of exploration and production segment CGUs considers operational factors that impact the interdependencies between oil and gas assets, and, may result in redefinition through aggregations or segregations of the exploration and production areas into CGUs.

We considered the impairment testing of exploration and production cash generating units as a key audit matter due to the level of complexity and subjectivity on the definition of exploration and production´s CGUs, and the impact that changes in future assumptions could have on the estimate of the recoverable amount.

Our audit procedures included, but were not limited to:

-   Tests of design and effectiveness of certain internal controls related to the process of determining the recoverable amount of exploration and production´s CGU assets, including controls related to the review and approval of the determination of the CGUs, and of the key assumptions used to estimate the recoverable amount;

-   Assessment of the operational factors considered by the Company for changes in exploration and production CGUs during the year, and compared them to information obtained from internal and external sources;

-   Assessment of the determination of recovery of oil and gas reserves estimates internally prepared, by comparing it with volumes certified by external reservoirs specialists hired by the Company, and, for a sampling selection of CGUs, with historical data on production;

-   Assessment of the scope, competency, and objectivity of the Company´s internal engineers responsible for the estimate of the oil and gas reserves, as well as the external reservoir specialists hired by the Company, this included assessing the nature and scope of the work performed, and their qualifications and professional experience;

-   Assessment, for a sampling selection of CGUs, of the CAPEX and OPEX used on the cash flows projection by comparing to the same business plan approved by the Company, and its long-term budgets;

-   Assessment of Company’s ability to project cash flows by comparing the estimated cash flows with actual Company´s cash flows for the year ended December 31, 2024 for a selection of CGUs; and

-   Assessment, with the support of our valuation specialists, of the key assumptions used in the impairment test, such as discount rate, future price of oil and natural gas and exchange rates, comparing them to external market data.

According to the evidence obtained from performing the procedures described above, we considered that the recoverable amounts for assets of the exploration and production cash generating units are acceptable in the context of the consolidated financial statements taken as a whole, for the year ended December 31, 2024.

3 - Evaluation of the estimate of the provision for decommissioning costs
According to notes 4.6 and 20 of the consolidated financial statements.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.		KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.
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Key audit matter	How the matter was addressed in our audit

As a part of its operations, the Company incurs on costs related to the obligation to restore and rehabilitate the environment upon the area abandonment.

The Company’s estimate of the provision for decommissioning costs includes assumptions in relation to the extent of the obligations assumed for environmental restoration, which comprise the costs for decommissioning and removal of oil and gas production facilities, as well as the estimated timing of the abandonment.

We considered the evaluation of the estimate of the provision for decommissioning costs as a key audit matter due to the level of judgment involved on determining the respective assumptions, especially on the extent of the obligations assumed for the environmental repair, which is the criteria to be met when the removal and restoration actually occurs, the timing and estimated costs of abandonment.

Our audit procedures included, but were not limited to:

-   Tests of design and effectiveness of certain internal controls related to the process of defining the provision for decommissioning areas estimate, including controls related to the development, review and approval of the key assumptions such as timing of area abandonment and estimated costs of abandonment;

-   Assessment of the assumptions of abandonment timing used by the Company, by comparing the production curves and useful life of the oil and gas reserves used in the estimate, with oil and gas reserve volumes certified by external reservoirs specialists hired by the Company;

-   Assessment, with the support of our infrastructure valuation specialists, of the method used to define the extent of decommissioning work in the determination of the estimated costs by comparing the method to applicable regulatory requirements and relevant industry practices, as well as the assessment of the estimated costs of abandonment by comparing certain costs to existing contracts;

-   Assessment of the scope, competency, and objectivity of the Company´s internal engineers responsible for the production curves and useful life of the oil and gas reserves, as well as the external reservoir specialists hired by the Company, which included assessing the nature and scope of the work performed, and their qualifications and professional experience; and

-   Assessment of Company’s ability to prepare this estimate by comparing a sampling selection of actual expenditure incurred with the decommissioning of oil and gas production facilities already under abandonment, to the provision for decommissioning previously recognized for such facilities.

According to the evidence obtained from performing the procedures described above, we considered that the amount of provision for decommissioning costs is acceptable in the context of the consolidated financial statements taken as a whole, for the year ended December 31, 2024.

Other Information

Management is responsible for the other information. The other information comprises the Financial Performance Report.

Our opinion on the consolidated financial statements does not cover the Financial Performance Report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the Financial Performance Report and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Financial Performance Report, we are required to report on that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.		KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.
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Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.		KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.
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Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but it is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of our audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

-     Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

-     Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

-     Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

-     Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its subsidiaries' ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.

-     Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

-     Plan and perform the Company and its subsidiaries audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Rio de Janeiro, February 26, 2025

KPMG Auditores Independentes Ltda.

CRC SP-014428/O-6 F-RJ

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.		KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer